   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1998


                                                      REGISTRATION NO. 333-40687
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                            ------------------------

                        SCRIPTGEN PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    2834                                   22-3193172
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                   Identification No.)

                            ------------------------

                               200 BOSTON AVENUE
                               MEDFORD, MA 02155
                                 (781) 393-8000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                                 MARK T. WEEDON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        SCRIPTGEN PHARMACEUTICALS, INC.
                               200 BOSTON AVENUE
                               MEDFORD, MA 02155
                                 (781) 393-8000

               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                         ------------------------------

                                with copies to:

               CARL E. KAPLAN, ESQ.                             RICHARD R. PLUMRIDGE, ESQ.
           FULBRIGHT & JAWORSKI L.L.P.                          LUCI STALLER ALTMAN, ESQ.
                 666 FIFTH AVENUE                            BROBECK, PHLEGER & HARRISON LLP
             NEW YORK, NEW YORK 10103                           1633 BROADWAY, 47TH FLOOR
                  (212) 318-3000                                 NEW YORK, NEW YORK 10019
                                                                      (212) 581-1600

                            ------------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS                        Subject to Completion, Dated February 11, 1998

--------------------------------------------------------------------------------

                                3,000,000 Shares

                                      [LOGO]
                        SCRIPTGEN PHARMACEUTICALS, INC.

                                  Common Stock
          ------------------------------------------------------------

All of the 3,000,000 shares of Common Stock offered hereby (the "Offering") are being offered by Scriptgen Pharmaceuticals, Inc. ("Scriptgen" or the "Company"). Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for the factors to be considered in determining the initial public offering price.

The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SCRP."

Concurrent with the Offering, Hoechst Marion Roussel has agreed to purchase 250,000 shares of Common Stock directly from the Company (assuming an initial public offering price of $12.00), for an aggregate purchase price of $3,000,000, pursuant to an existing agreement with the Company (the "Private Placement"). See "Business--Collaborative Arrangements."

FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 7-17.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                   Price to  Underwriting Discounts       Proceeds to
                                                     Public      and Commissions(1)        Company(2)
-----------------------------------------------------------------------------------------------------
Per Common Share                               $                       $                    $
-----------------------------------------------------------------------------------------------------
Total(3)                                       $                       $                    $
-----------------------------------------------------------------------------------------------------

(1) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

(2) BEFORE DEDUCTING EXPENSES OF THE OFFERING PAYABLE BY THE COMPANY ESTIMATED TO BE $1,050,000.

(3) THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 450,000 ADDITIONAL SHARES OF COMMON STOCK ON THE SAME TERMS PER SHARE SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN
     FULL, THE TOTAL PRICE TO PUBLIC WILL BE $         , THE TOTAL UNDERWRITING
     DISCOUNTS AND COMMISSIONS WILL BE $         AND THE TOTAL PROCEEDS TO
     COMPANY WILL BE $         . SEE "UNDERWRITING."

The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of the certificates therefor will be made at the offices of SBC Warburg Dillon Read Inc., New York,
New York, on or about       , 1998. The Underwriters include:

SBC WARBURG DILLON READ INC.                        VOLPE BROWN WHELAN & COMPANY

                       SCRIPTGEN'S DRUG DISCOVERY PROCESS

                         GATE IDENTIFIES AND VALIDATES
                                  GENE TARGETS

                       [GRAPHICAL DEPICTION OF TARGET RNA
                              AND TARGET PROTEIN]

                         ATLAS AND SCAN RAPIDLY SCREEN
                            LARGE COMPOUND LIBRARIES

                   [GRAPHICAL DEPICTION OF COMPOUND LIBRARY]

                            ATLAS AND SCAN IDENTIFY
                             COMPOUNDS THAT BIND TO
                       TARGET RNA          TARGET PROTEIN

                       [GRAPHICAL DEPICTIONS OF COMPOUNDS
                              BINDING TO TARGETS]

                        BIOLOGICAL ASSAYS IDENTIFY LEAD
                          COMPOUNDS FOR DEVELOPMENT AS
                                DRUG CANDIDATES

                         [GRAPHICAL DEPICTIONS OF LEAD
                                   COMPOUNDS]

Scriptgen's present and future drug candidates will require marketing approval from the FDA.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS INDICATED OTHERWISE, ALL INFORMATION IN THIS PROSPECTUS (I) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED, (II) GIVES RETROACTIVE EFFECT TO THE CONVERSION OF THE COMPANY'S SERIES A PREFERRED STOCK, SERIES B PREFERRED STOCK, SERIES C PREFERRED STOCK AND SERIES D PREFERRED STOCK TO COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "COMMON STOCK") UPON THE CONSUMMATION OF THE OFFERING, (III) GIVES EFFECT TO THE FILING OF AN AMENDMENT TO THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION CREATING A CLASS OF UNDESIGNATED PREFERRED STOCK AND (IV) GIVES RETROACTIVE EFFECT TO A SUBSEQUENT 1-FOR-3.07459 REVERSE SPLIT OF THE SHARES OF COMMON STOCK, TO BE EFFECTED BEFORE THE COMPLETION OF THE OFFERING. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED IN THOSE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN OF THE FACTORS SET FORTH IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS."

                                  THE COMPANY

    Scriptgen Pharmaceuticals, Inc. ("Scriptgen" or the "Company") utilizes its proprietary high throughput technologies to enable and accelerate the discovery of innovative small molecule drugs. Scriptgen's technology platform allows the Company and its collaborators to exploit the opportunities afforded by advances in genomics and combinatorial chemistry, and opens new avenues of drug discovery. The Company's technology platform identifies and validates novel gene targets for therapeutic intervention, and then uses novel assay systems to rapidly screen compounds against those targets, even before the gene targets' characteristics or functions are well understood. The Company believes that the application of its technologies addresses many of the limitations associated with traditional drug discovery and provides substantial cost savings opportunities. The Company commercializes its technology platform through (i) collaborations with pharmaceutical and technology companies and (ii) the Company's internal development program.

    The Company's core technologies include GATE (Genetics Assisted Target Evaluation), a family of high throughput target identification and validation systems, and ATLAS (Any Target Ligand Affinity Screen) and SCAN (Screen for Compounds with Affinity for Nucleic Acids), the high speed, solution based, assay systems which identify compounds that bind to virtually any protein or structured RNA, respectively. GATE measures the effects of transiently removing a specific gene from a cell, and by reproducing conditions that closely resemble drug mechanism of action, generates data more predictive of target behavior than traditional methods. ATLAS and SCAN rapidly measure the affinity (strength) of compounds that bind to targets even before the gene functions are well understood, enabling the Company to work with targets that are unsuitable for traditional high throughput screens. The Company believes ATLAS and SCAN increase dramatically the number of targets and compounds that may be screened in a given time period, and reduce to weeks what often requires months or years of assay development time when using traditional high throughput functional assays. The Company has used GATE to identify and validate novel infectious disease targets, and has used ATLAS and SCAN to identify lead compounds, two of which have progressed to pre-clinical development. ATLAS and SCAN are broadly applicable to research in multiple therapeutic areas, and have demonstrated utility in the areas of anti-infectives, oncology, cardiovascular, and respiratory and immunologic disorders.

    The Company's strategy is to maximize the commercial opportunities presented by its technology platform and pipeline of drug candidates by entering into multiple collaborations and retaining rights to independently develop certain products. Scriptgen has collaborative agreements with pharmaceutical and technology companies, and routinely evaluates opportunities to enter into collaborations with other potential partners.

        HOECHST MARION ROUSSEL. The Company is using its technology platform to seek to identify new fungal targets and antifungal drug candidates in a collaboration with Hoechst Marion Roussel ("HMR"). The Company expects to have received an aggregate of $9 million from HMR under the collaboration by the completion of the Offering, of which $6 million will be technology access fees and $3 million will be proceeds from the sale of Common Stock to HMR concurrent with the Offering. The Company will also receive research and development payments, and will receive payments when and if certain milestones are achieved and royalties on the sales of any new drug resulting from the collaboration.

        BIOCHEM PHARMA INC. Scriptgen is using its technology platform to identify drug candidates which are (i) active against the Hepatitis B virus (the "HBV Program") and (ii) which act as small molecule mimics of therapeutic proteins (the "Dimerescent Program"). Scriptgen will be responsible for all aspects of drug discovery. BioChem Pharma Inc. (together with its wholly owned subsidiary, BioChem Pharma Holdings Inc., "BioChem") will be responsible for pre-clinical and clinical development, and will retain worldwide commercialization rights. The Company will receive milestone payments when and if BioChem exercises options on drug candidates in the Dimerescent Program. The companies will share any profits generated by the HBV Program or the Dimerescent Program according to the terms of the agreement. In addition, BioChem acquired $20 million of preferred stock of Scriptgen and a warrant to purchase shares of Common Stock.

        ELI LILLY AND COMPANY. Scriptgen is using ATLAS to identify novel drug candidates active against two targets selected by Eli Lilly and Company ("Eli Lilly"). Two additional targets may be selected by Eli Lilly for high throughput screening in 1998, assuming certain milestones are met. In October 1997, Eli Lilly and the Company expanded the scope of the collaboration to screen additional compounds from the Company's compound library. Under the agreement with Eli Lilly, Scriptgen receives research and development payments and will receive payments when and if certain milestones are achieved and royalties on the sales of any new drug resulting from the collaboration.

        HOFFMANN-LA ROCHE INC. The Company is using ATLAS to identify drug candidates against a cancer-related target identified by Hoffmann-La Roche Inc. ("Roche"). Under the agreement with Roche, Scriptgen receives research and development payments and will receive payments when and if certain milestones are achieved and royalties on the sales of any new drug resulting from the collaboration.

        MONSANTO COMPANY. Scriptgen is using its technology platform in a collaboration with Monsanto Company ("Monsanto") to identify and validate novel fungal targets from plant pathogens and to identify novel antifungal agents. Under the agreement with Monsanto, Scriptgen receives research and development payments and will receive payments when and if certain milestones are achieved and royalties on the sales of any product developed by Monsanto for IN PLANTA applications.

    Scriptgen's internal development efforts have initially focused on anti-infectives, where it has identified novel cidal targets and lead compounds in the fungal, bacterial and viral areas. The Company has also completed feasibility studies on novel targets in a number of other areas, including oncology and immunologic disorders, and in several cases has identified drug candidates. The Company believes that the anti-infective market is attractive as an initial field of focus because of the large market potential, the particular suitability of the Company's proprietary technology and the relatively low technical and regulatory hurdles for this class of diseases. Scriptgen has progressed rapidly in the anti-infective area and has four lead compounds in development as well as a number of other potential drug candidates under review. Scriptgen has identified two small molecule lead compounds which demonstrate oral activity in animal models against a broad spectrum of fungal pathogens, including certain strains resistant to current drugs. The Company has also identified a small molecule lead compound which shows broad spectrum antibacterial efficacy against drug resistant strains and is currently in animal studies and one lead compound that has shown strong antiviral activity IN VITRO against Hepatitis B virus. The Company is evaluating a number of other potential development candidates.

    The Company has also applied its drug discovery technologies to develop novel coalescent compounds, which are small molecules connected by a molecular tether that bind to both active and neutral sites. Scriptgen believes such compounds may lead to more specific and potent therapeutics and allow for the discovery of small molecule mimics of therapeutic proteins.

    Scriptgen Pharmaceuticals, Inc. was incorporated in Delaware on September 17, 1992. The Company maintains its principal executive offices at 200 Boston Avenue, Medford, Massachusetts 02155. The Company's telephone number is (781) 393-8000.

                                  THE OFFERING

Common Stock offered by the Company.........................  3,000,000 shares
Common Stock to be outstanding after the Offering...........  11,669,189 shares (1)(2)
Use of proceeds.............................................  To fund research and development and for general
                                                              corporate purposes, including
                                                              working capital.
Nasdaq National Market Symbol...............................  SCRP

--------------

(1) Includes an aggregate of 250,000 shares of Common Stock (based on an assumed initial public offering price of $12.00 per share) to be issued to HMR in the Private Placement. Excludes: (i) 790,581 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.75 per share, (ii) 464,537 shares of Common Stock issuable at an exercise price of $13.47 per share upon exercise of an outstanding warrant (the "BioChem Warrant"), (iii) 49,763 shares of Common Stock issuable upon exercise of an outstanding warrant at an exercise price of $3.07 per share and 32,525 shares of Common Stock issuable upon exercise of an outstanding warrant at an exercise price of $5.53 per share and (iv) 1,950,000 shares of Common Stock reserved for issuance upon exercise of options or in connection with other awards that may be granted in the future under the Company's 1997 Equity Incentive Plan (the "1997 Plan") and Non-Employee Directors Stock Plan (the "Directors' Plan"). See "Certain Transactions--BioChem Offering," "Management--Employment Agreements," "--Stock Options," "--Employee Benefit Plans--1997 Equity Incentive Plan," "--Non-Employee Directors Stock Plan" and "--1994 Stock Option Plan," "Description of Capital Stock--Warrants" and Notes 6, 8 and 10 of Notes to Financial Statements.

(2) In the event that the initial public offering price is less than $10.76 per share, the Company will be required to issue to BioChem, for no additional consideration, the number of additional shares of Common Stock equal to the amount by which (a) 19,993,640 divided by the initial public offering price, exceeds (b) 1,858,145. See "Certain Transactions--BioChem Offering."

                            ------------------------

    "SCRIPTGEN" AND THE SCRIPTGEN LOGO AS IT APPEARS ON THE COVER PAGE OF THIS PROSPECTUS ARE TRADEMARKS OF THE COMPANY FOR WHICH REGISTRATION APPLICATIONS HAVE BEEN FILED WITH THE UNITED STATES PATENT AND TRADEMARK OFFICE. ALL OTHER TRADEMARKS AND TRADENAMES REFERENCED IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              PERIOD FROM                      YEAR ENDED                     NINE MONTHS ENDED
                                          SEPTEMBER 17, 1992                  DECEMBER 31,                      SEPTEMBER 30,
                                                  TO           ------------------------------------------  ------------------------
                                           DECEMBER 31, 1992     1993       1994       1995       1996        1996         1997
                                          -------------------  ---------  ---------  ---------  ---------  -----------  -----------
                                                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Collaborative agreements..............              --              --         --         --  $     975   $     975    $     467
  SBIR grants...........................              --              --         --  $     260        232         222          138
                                                  ------       ---------  ---------  ---------  ---------  -----------  -----------
                                                      --              --         --        260      1,207       1,197          605
                                                  ------       ---------  ---------  ---------  ---------  -----------  -----------
Cost of revenue:
  Collaborative agreements..............              --              --         --         --        174         174          124
  SBIR grants...........................              --              --         --        260        232         222          138
                                                  ------       ---------  ---------  ---------  ---------  -----------  -----------
                                                      --              --         --        260        406         396          261
                                                  ------       ---------  ---------  ---------  ---------  -----------  -----------
  Gross profit..........................              --              --         --         --        801         801          344
Operating expenses:
  Research and development..............       $     455       $   1,833  $   3,157      3,152      3,958       2,757        4,273
  General and administrative............              94             652        998      1,299        906         669          831
                                                  ------       ---------  ---------  ---------  ---------  -----------  -----------
                                                     549           2,485      4,155      4,451      4,865       3,427        5,104
                                                  ------       ---------  ---------  ---------  ---------  -----------  -----------
  Loss from operations..................            (549)         (2,485)    (4,155)    (4,451)    (4,064)     (2,626)      (4,761)
Other income (expense), net                            1             (62)      (146)      (128)        19          12          (15)
                                                  ------       ---------  ---------  ---------  ---------  -----------  -----------
  Net loss..............................       $    (549)      $  (2,547) $  (4,301) $  (4,579) $  (4,044)  $  (2,614)   $  (4,775)
                                                  ------       ---------  ---------  ---------  ---------  -----------  -----------
                                                  ------       ---------  ---------  ---------  ---------  -----------  -----------
Net loss per share (1)..................       $   (0.21)      $   (0.98) $   (1.25) $   (1.28) $   (1.20)  $   (0.77)   $   (1.35)
                                                  ------       ---------  ---------  ---------  ---------  -----------  -----------
                                                  ------       ---------  ---------  ---------  ---------  -----------  -----------
Weighted average common and common
  equivalent shares outstanding (1).....           2,556           2,607      3,435      3,591      3,360       3,374        3,528
                                                  ------       ---------  ---------  ---------  ---------  -----------  -----------
                                                  ------       ---------  ---------  ---------  ---------  -----------  -----------
Pro forma net loss per share (unaudited)
  (1)...................................                                                        $   (0.49)               $   (0.53)
                                                                                                ---------               -----------
                                                                                                ---------               -----------
Pro forma weighted average common and
  common equivalent shares outstanding
  (unaudited) (1).......................                                                            8,186                    9,069
                                                                                                ---------               -----------
                                                                                                ---------               -----------

                                                                                     SEPTEMBER 30, 1997
                                                                          ----------------------------------------
                                                                                                      PRO FORMA
                                                                           ACTUAL    PRO FORMA(2)   AS ADJUSTED(3)
                                                                          ---------  -------------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents...............................................  $     858   $    20,858     $   56,288
Working capital.........................................................     (1,200)       18,800         54,230
Total assets............................................................      2,478        22,478         57,908
Noncurrent portion of capital lease obligations.........................        501           501            501
Redeemable convertible preferred stock..................................     20,279       --              --
Accumulated deficit.....................................................    (21,169)      (23,436)       (23,436)
Total stockholders' equity (deficit)....................................    (20,744)       19,535         54,965

--------------
(1) See Note 2 of Notes to Financial Statements for information concerning the computation of net loss per share and shares used in computing net loss per share.
(2) Pro forma to give effect to the issuance of Series D Preferred Stock (convertible into 1,858,145 shares of Common Stock) to BioChem for consideration of $20 million (the "BioChem Offering") and the application of the proceeds therefrom, the value of the BioChem Warrant, the retirement of 358,748 shares of treasury stock and the conversion of the Series A, B, C and D Preferred Stock into shares of Common Stock upon the closing of the Offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(3) Adjusted to give effect to: (i) the sale of 3,000,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $12.00 per share) and the application of the net proceeds therefrom and
    (ii) the sale of 250,000 shares of Common Stock (at an assumed offering price of $12.00 per share) to HMR in the Private Placement and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMPANY. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN OF THE FACTORS SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS.

HISTORY OF LOSSES AND EXPECTATION OF FUTURE LOSSES; UNCERTAINTY OF FUTURE
  PROFITABILITY

    At September 30, 1997, the Company had incurred an accumulated deficit of approximately $21.2 million. Losses have resulted principally from costs incurred in research and development activities related to the Company's efforts to develop and commercialize its proprietary technology and to develop drug candidates and from the associated administrative costs. The Company expects to incur significant additional operating losses over the next several years and expects cumulative losses to increase substantially due to expanded research and development efforts, pre-clinical and clinical trials and the possible development of manufacturing, marketing and sales capabilities. For the foreseeable future, the Company expects that its revenues will be limited to payments received under its drug development collaborations that it has established or will establish (net of royalties required to be paid by the Company with respect to such payments) and small business innovation research ("SBIR") grants. There can be no assurance, however, that the Company will be able to establish any additional collaborative relationships on terms acceptable to the Company or maintain in effect its current collaborative agreements. The Company's ability to achieve significant revenue or become profitable is dependent on the success of its collaborative arrangements and its ability to continue to commercialize its technology platform and gain industry acceptance of its services and technologies, to enter into additional collaborations for the development of drugs, to identify lead compounds and successfully develop drug candidates resulting from its own internal development programs, to obtain patent protection for its technology and drug candidates, to obtain regulatory approvals for drug candidates and to arrange for the manufacture and commercialization of any drugs resulting from its operations. The Company will not receive revenues or royalties from commercial drug sales for a significant number of years, if at all. Failure to receive significant revenues or achieve profitable operations would impair the Company's ability to sustain operations. There can be no assurance that the Company will ever successfully identify, develop, commercialize, patent, manufacture or arrange for the manufacture of, or market or arrange for the marketing of, any products, obtain required regulatory approvals or achieve profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE UPON PRESENT AND FUTURE COLLABORATIVE ARRANGEMENTS

    The Company's strategy for the development and commercialization of its technology platform and drug candidates requires the Company to enter into various collaborative arrangements. To date, substantially all revenues received by the Company have been from its drug discovery collaborations and the Company expects that substantially all revenues for the foreseeable future will be limited to payments received under such collaborations and any future collaborations the Company may enter into. Because pharmaceutical and biotechnology companies engaged in drug discovery activities have historically conducted drug discovery activities, including target identification and validation and compound screening, through their own internal research departments, these companies must be convinced that the Company's technologies justify entering into collaborative agreements with the Company. The Company's ability to succeed will be dependent, in part, upon the willingness of potential collaborators to incorporate the Company's technologies into their own drug discovery programs. There can be no assurance that the Company will be able to negotiate additional collaborative agreements in the future on acceptable terms, if at all, that such current or future collaborative agreements will be successful and provide the Company with expected benefits, or that current or future collaborators will not pursue or develop alternative technologies either on their own or in collaboration with others, including the Company's competitors, as a means for identifying lead compounds or targets. To the extent the Company chooses not to or is unable to enter into such agreements, or to the extent the Company is unable to maintain in effect its current collaborative agreements, it will require substantially greater capital to undertake the research, development and commercialization of its technologies and drug development program at its own expense. In the absence of such collaborative agreements, the Company may be required to curtail its research and development activities and operations to a significant extent. In November 1996, one of the Company's collaborative partners elected not to continue developing a program which was the subject of a collaborative agreement with the Company, which election the Company believes was unrelated to the Company's performance of its obligations under such arrangement.

    Under the Company's current collaborative agreements, the Company has the opportunity to receive payments upon the achievement by its collaborators of certain drug development milestones and royalties on sales of drugs covered under such arrangements. As a result, the Company's receipt of revenues (whether in the form of milestone payments or royalties on sales) under the collaborative agreements is for the most part dependent upon the decisions made by, and the manufacturing and marketing resources of, its collaborative partners. The Company's collaborative partners are not obligated to develop or commercialize any drug resulting from the collaborative agreements. Development and commercialization of drug candidates will therefore depend not only on the achievement of research objectives by the Company and its collaborators, which cannot be assured, but also on each collaborator's own financial, competitive, marketing and strategic considerations, all of which are outside the Company's control. Such strategic considerations may include the relative advantages of alternative drugs being marketed or developed by others, including relevant patent and proprietary positions. There can be no assurance that the interests and motivations of the Company's collaborators are, or will remain, aligned with those of the Company, that current or future collaborators will not pursue alternative technology in preference to that of the Company either on their own or in collaboration with others, including the Company's competitors, or that such collaborators will successfully perform their development, regulatory, compliance, manufacturing or marketing functions. In addition, there can be no assurance that any product will be developed and commercialized as a result of such collaborations, that any such development or commercialization would be successful or that disputes will not arise over the application of payment provisions for drug candidates. Failure to successfully manage existing and future collaborative relationships, maintain confidentiality among such relationships or prevent the occurrence of such conflicts could lead to disputes that result in, among other things, a significant strain on management resources, legal claims involving significant time and expense and loss of reputation, a loss of capital or a loss of collaborators, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

EARLY STAGE OF DRUG DEVELOPMENT; ABSENCE OF DEVELOPED PRODUCTS

    Since inception, the Company has received no revenues from drug sales. The Company's internal drug development programs and the programs on which it is working with its collaborative partners are at an early stage, and the Company does not expect that any drugs resulting from its internal development efforts, or from the joint efforts of the Company and its collaborative partners, will be commercially available for a significant number of years, if at all. The Company's present drug candidates, and any future drug candidates developed by the Company or developed jointly by the Company and its collaborative partners will require significant additional research and development efforts to establish safety and efficacy, including extensive pre-clinical (animal and IN VITRO data) and clinical testing and regulatory approval, prior to commercial sale. None of the Company's drug candidates have advanced to any phase of clinical trials, and only two of the Company's drug candidates have advanced to pre-clinical development. There can be no assurance that the approaches of the Company or its collaborative partners to drug discovery will be effective or will result in the development of any drug. The Company's present and potential drug candidates or other drug candidates resulting from the joint efforts of the Company and its collaborative partners, will be subject to the risks of failure inherent in the development of pharmaceutical products based on new technologies. These risks include the possibilities that any or all of the Company's drug candidates or such other drug candidates will be found to be unsafe, ineffective or toxic or otherwise fail to meet applicable regulatory standards or receive necessary regulatory clearances, that these drug candidates, if safe and effective, will be difficult to develop into commercially viable drugs or to manufacture on a large scale or will be uneconomical to market, that proprietary rights of third parties will preclude the Company or its collaborative partners from marketing such drugs, or that third parties will market superior or equivalent drugs. The failure to develop safe, commercially viable drugs would have a material adverse effect on the Company's business, operating results and financial condition.

NEW AND UNCERTAIN TECHNOLOGY

    The Company's drug discovery technology platform and ongoing research and development programs incorporate new and rapidly evolving approaches to the identification and validation of novel targets and the identification of lead compounds. Elements of the Company's technology platform are utilized by the Company in all of its collaborative arrangements as well as in its own internal development program. As the Company's technology platform is used, it is possible that previously unanticipated limitations or defects may emerge. There can be no assurance that unforseen complications will not arise as the Company's technologies are utilized in the drug discovery process that could materially delay or limit their use in connection with the drug development programs of the Company or its collaborative partners, result in the termination of the collaborative agreements, or prevent the technologies from being utilized at the quality and capacity levels required for success. In addition, there can be no assurance that expenditures for research and development will lead to the development of useful technologies. Development of new drugs is highly uncertain, and no assurance can be given that the Company's drug discovery technologies will be used successfully in the development of drug candidates or result in any commercially successful drug.

COMPETITION AND THE RISK OF OBSOLESCENCE OF TECHNOLOGY

    Competition among drug discovery companies, and pharmaceutical and biotechnology companies which are involved in drug discovery, is intense. Because the Company's technology platform incorporates a number of different technologies, the Company competes in many areas, including target identification and validation, assay development and high throughput screening. The Company competes directly against other drug discovery companies, the research departments of pharmaceutical and biotechnology companies and other commercial enterprises, government agencies, and numerous academic and research institutions. Such companies and other entities are conducting research in various areas which constitute portions of the Company's technology platform, either on their own or in collaboration with others. There can be no assurance that drug discovery companies which currently compete with the Company in specific areas will not merge or enter into joint ventures or other alliances with one or more other such companies and become substantial multi-point competitors or that the Company's collaborators will not assemble their own competing drug discovery technologies. Genomics and combinatorial chemistry companies, among others, may also expand their business to include compound screening or screen development, either alone or pursuant to alliances with others. The Company anticipates that it will face increased competition in the future as new companies enter the market and advanced technologies, including more sophisticated information technologies, become available. The Company's drug discovery technologies, in particular GATE, ATLAS and SCAN, may be rendered obsolete or uneconomical by advances in existing technological approaches or the development of different approaches by one or more of the Company's current or future competitors. In particular, the Company's technology faces competition from companies engaged in gene sequencing, functional genomics and differential gene expression technology in the area of target validation, and companies engaged in high throughput screening. Many of the Company's competitors have greater financial and personnel resources, and more experience in research and development, than the Company. There can be no assurance that the Company's competitors will not succeed in developing technologies and drugs that are more effective or less costly than any which are being developed by the Company or which would render the Company's technology and any future drugs obsolete and noncompetitive.

    In addition, some of the Company's competitors have greater experience than the Company in conducting pre-clinical and clinical trials and obtaining U.S. Food and Drug Administration ("FDA") and other regulatory approvals. Accordingly, the Company's competitors may succeed in obtaining FDA or other regulatory approvals for competing drug candidates more rapidly than the Company. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs, before their competitors, may achieve a significant competitive advantage, including certain patent and FDA marketing exclusivity rights that would delay the Company's ability to market certain products. There can be no assurance that drugs, if any, resulting from the Company's internal development efforts or the joint efforts of the Company and its collaborators will be able to compete successfully with competitors' existing products or products under development or that they will obtain regulatory approval in the United States or elsewhere.

ADDITIONAL FINANCING REQUIREMENTS; UNCERTAINTY OF AVAILABLE FUNDING

    The Company will require substantial additional funds for the further development of its drug discovery technologies, its internal development programs, for operating expenses, for pursuing regulatory approvals, for the possible development of manufacturing, marketing and sales capabilities and for prosecuting and defending its intellectual property rights before it can expect to realize significant revenues from commercial sales, if any. The Company believes that the net proceeds of the Offering, the Private Placement and the BioChem Offering, together with revenues from its collaborative agreements, its existing capital resources, SBIR grants and interest income will be sufficient to fund its operating expenses and capital requirements as currently planned through the end of 2000. However, there can be no assurance that such funds will be sufficient to fund its operating expenses and capital requirements during such period. The Company's actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including the ability of the Company to enter into additional collaborative arrangements, the achievement of milestones under the Company's collaborative arrangements on a timely basis or at all, changes in the Company's existing collaborative arrangements, the results of the Company's internal development programs, the timing and results of pre-clinical and clinical trials, the timing and costs of obtaining regulatory approvals, the timing and level of the expansion of the Company's facilities, the level of resources, if any, that the Company commits to the development of manufacturing, marketing and sales capabilities, the technological advances and activities of competitors and other factors. Thereafter, the Company will need to raise substantial additional capital to fund its operations. The Company intends to seek such additional funding through public or private financing or collaborative or other arrangements with collaborative partners. If additional funds are raised by issuing equity securities, further dilution to existing stockholders may result and future investors may be granted rights superior to those of existing stockholders. There can be no assurance, however, that additional financing will be available from any of these sources or, if available, will be available on acceptable or affordable terms. If adequate funds are not available, the Company may be required to delay, reduce the scope of or eliminate one or more of its research and development programs or to obtain funds by entering into arrangements with collaborative partners or others that require the Company to issue additional equity securities or to relinquish rights to certain technologies or drug candidates that the Company would not otherwise issue or relinquish in order to continue independent operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISK OF EXPANDING OPERATIONS AND MANAGEMENT OF GROWTH

    The Company has recently experienced, and expects to continue to experience, significant growth in the number of its employees and the scope of its operations. This growth has placed, and may continue to place, a significant strain on the Company's management, operations and systems. The Company's ability to manage such growth effectively will depend upon attracting, hiring and retaining skilled employees. In addition, in order to increase capacity to remain competitive and satisfy the needs of current and future collaborative partners, the Company will be required in the near future to obtain additional office and laboratory space, capital equipment and resources. There can be no assurance that the Company will be able to manage its growth, and the Company's inability to manage growth effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Employees" and "--Properties."

UNCERTAINTY OF PATENTS AND PROPRIETARY RIGHTS

    The Company's success will depend in part on its ability to obtain U.S. and foreign patent protection for its drug candidates and the components of its technology platform, preserve its trade secrets and operate without infringing the proprietary rights of third parties. Because of the length of time and expense associated with bringing new drug candidates through the development and regulatory approval process to the marketplace, drug discovery companies have traditionally placed considerable importance on obtaining patent and trade secret protection for significant new technologies, products and processes. The Company's policy is to make diligent efforts to protect its screening technologies, targets, compounds, and certain other technology by, among other things, filing, or causing to be filed on its behalf, patent applications in the United States Patent and Trademark Office ("USPTO"), and elsewhere where the Company deems appropriate and cost effective. There can be no assurance that patents will be granted with respect to any of the Company's or its licensors' patent applications which are pending or may be filed in the future. Further, there can be no assurance that any rights the Company may have under issued patents will provide the Company with significant protection against competitive products or otherwise be commercially viable. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under such patents are still developing, and thus there is no consistent policy in this regard. The patent position of a drug discovery company such as Scriptgen is highly uncertain and involves complex legal and factual questions. There can be no assurance that any existing or future patents issued to, or licensed by, the Company will not subsequently be challenged, infringed upon, invalidated or circumvented by others. In addition, patents may have been granted, or may be granted, to others covering processes or products that are necessary or useful to the development of the Company's technologies, targets and compounds. If any of the Company's technologies, targets or compounds are found to infringe upon the patents or other intellectual property of others, the Company's ability to develop and commercialize its technologies, targets and compounds could be severely restricted or prohibited. In such event, the Company may be required to obtain licenses from third parties to utilize their patents or other proprietary rights. There can be no assurance that the Company will be able to obtain such licenses on acceptable terms, or at all. There is significant litigation in the pharmaceutical and biotechnology industry regarding patents and other proprietary rights. If the Company becomes involved in litigation regarding its proprietary rights or the proprietary rights of others, the Company could incur substantial costs in defending infringement claims, obtaining licenses, engaging in interference and opposition proceedings or other challenges to its patent rights or proprietary rights made by third parties, or in bringing such proceedings or enforcing any patent rights against third parties. The Company's inability to obtain necessary licenses or its involvement in proceedings concerning patent rights could have a material adverse effect on the business, operating results and financial condition of the Company.

    The Company has filed a provisional patent application claiming certain aspects of its GATE technology. The Company is aware that another party has applied for a patent for certain technologies which may overlap with or dominate parts of the Company's GATE technology. The Company is in negotiations with such party to acquire a license of such party's rights covered by its patent application. If the Company determines to seek to obtain such license, there can be no assurance that the Company will be able to obtain such a license on terms favorable to the Company, if at all. See "Business--Patents and Proprietary Technology."

    In addition to patent protection, the Company relies on trade secrets, know-how and technological advances which it seeks to protect, in part, by confidentiality agreements with its collaborative partners, employees, advisors and consultants. There can be no assurance that these confidentiality agreements will not be breached, that the Company would have adequate remedies for any such breach, or that the Company's trade secrets, know-how and technological advances will not otherwise become known or be independently discovered by others. See "Business--Patents and Proprietary Technology."

DEPENDENCE UPON ACCESS TO CERTAIN MATERIALS AND INFORMATION

    The Company obtains compounds and other test material, related clinical and other biological information and animal models through collaboration with commercial organizations and academic institutions. Use of the Company's technology platform in connection with its collaborative arrangements and internal development programs requires access to such materials and information and there is substantial competition for such materials and information. There can be no assurance that the Company will continue to be able to obtain access to such materials and information upon terms acceptable to the Company, if at all. Any material lack of availability of such materials and information could have a material adverse effect on the Company's ability to perform its obligations under one or more of its collaborative agreements, which in turn would have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL

    The Company is highly dependent upon the efforts of the members of its management team, scientific advisory board and scientific staff. The loss of the services of one or more of these individuals might impede the Company's development of its technology and the achievement of its business objectives. Because of the specialized scientific nature of the Company's business, the Company is highly dependent upon its ability to attract and retain qualified scientific and technical personnel. There is intense competition among drug discovery companies, pharmaceutical companies, biotechnology companies and universities and other research institutions for qualified personnel in the areas of the Company's activities. There can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. Loss of the services of, or failure to recruit, key scientific and technical personnel could adversely affect the Company's business, operating results and financial condition. See "Business--Employees" and "Management--Executive Officers, Directors and Key Employees."

SIGNIFICANT FLUCTUATIONS IN QUARTERLY AND ANNUAL RESULTS

    To date, a majority of all revenue earned by the Company has been from its collaborative agreements, and the Company expects that substantially all revenue for the foreseeable future will result from such collaborations and any future collaborations the Company may enter into. The timing of any fees or milestone or other payments under such collaborations is expected to vary greatly from quarter to quarter, depending on numerous factors. Operating results may therefore vary substantially from quarter to quarter and will not necessarily be indicative of results in subsequent periods. In addition, over the next several years, the Company expects to incur non-cash compensation charges each quarter resulting from the amortization of approximately $2.7 million in unearned compensation recorded on the Company's balance sheet as of September 30, 1997. Furthermore, the Company expects to incur a non-cash charge in the fourth quarter of 1997 resulting from the issuance of the BioChem Warrant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 6 and 10 of Notes to Financial Statements.

LACK OF MANUFACTURING, MARKETING AND SALES CAPABILITY AND EXPERIENCE

    The Company has not invested in the development of manufacturing, marketing or sales capabilities. The Company has no experience in, and currently lacks the facilities and personnel to engage in, the manufacture of products in accordance with Good Manufacturing Practices ("GMP") as prescribed by the FDA or to produce an adequate supply of compounds to meet future requirements for clinical trials. If the Company is unable to contract for or develop manufacturing capabilities on acceptable terms, the Company's ability to conduct pre-clinical and clinical trials with the Company's drug candidates, will be adversely affected, resulting in delays in the submission of drug candidates for regulatory approvals and in the initiation of new development programs, which in turn could materially impair the Company's competitive position and the possibility of achieving profitability.

    The Company has no experience in marketing drugs. The Company will likely seek to collaborate with a third party to market any drugs the Company may develop, although in certain cases it may seek to market and sell such drugs directly. If the Company seeks to collaborate with a third party, there can be no assurance that a collaborative arrangement would be reached on acceptable terms, if at all. If the Company seeks to market and sell such drugs directly, the Company will need to hire additional personnel skilled in marketing and sales if it develops any drug with commercial potential. There can be no assurance that the Company will be able to obtain candidates, or establish third-party relationships to provide, any or all of these capabilities.

UNCERTAINTY ASSOCIATED WITH PRE-CLINICAL AND CLINICAL TESTING

    Before obtaining regulatory approvals for the commercial sale of any of the Company's potential drugs, the drug candidates will be subject to extensive pre-clinical and clinical trials to demonstrate their safety and efficacy in humans. The Company will likely be dependent on third parties to conduct clinical trials for its internally developed drug candidates. In the event that the Company is unable or otherwise determines not to enter into collaborative arrangements with a third party to conduct clinical trials for its drug candidates, the Company would need to recruit and retain the proper personnel to manage such process. The Company has limited experience in pre-clinical development and no experience in clinical trials, and no clinical trials have been commenced with respect to any of the Company's potential drug candidates. Furthermore, there can be no assurance that pre-clinical or clinical trials of any present or future drug candidates will demonstrate the safety and efficacy of such drug candidates at all or to the extent necessary to obtain regulatory approvals. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after demonstrating promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a drug candidate under development could delay or prevent regulatory approval of the drug candidate and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Government Regulation."

IMPACT OF EXTENSIVE GOVERNMENT REGULATION

    The FDA and comparable agencies in foreign countries impose substantial requirements upon the introduction of pharmaceutical products through lengthy and detailed pre-clinical, laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures to establish their safety and efficacy. All of the Company's current and future drug candidates and any drug candidates that result from the Company's collaborations will require governmental approvals for commercialization, none of which have been obtained. Pre-clinical and clinical trials and manufacturing of the Company's drug candidates will be subject to the rigorous testing and approval processes of the FDA and corresponding foreign regulatory authorities. Satisfaction of these requirements typically takes a significant number of years and can vary substantially based upon the type, complexity and novelty of the product. There can be no assurance as to when the Company, independently or with its collaborative partners, might first submit an investigational new drug application for FDA or other regulatory review. Government regulation also affects the manufacturing and marketing of pharmaceutical products.

    The effect of government regulation may be to delay marketing of the Company's potential drugs for a considerable or indefinite period of time, impose costly procedural requirements upon the Company's activities and furnish a competitive advantage to larger companies or companies more experienced in regulatory affairs. Delays in obtaining governmental regulatory approval could adversely affect the Company's marketing as well as the Company's ability to generate significant revenues from commercial sales. There can be no assurance that FDA or other regulatory approvals for any drug candidates developed by the Company will be granted on a timely basis or at all. Moreover, if regulatory approval of a drug candidate is granted, such approval will impose limitations on the indicated use(s) for which such drug may be marketed. Even if initial regulatory approvals for the Company's drug candidates are obtained, the Company, its drugs and its manufacturing facilities, if any, would be subject to continual review and periodic inspection, and later discovery of previously unknown problems with a drug, manufacturer or facility may result in restrictions on such drug or manufacturer, including withdrawal of the drug from the market. In addition, the Company would be required to comply with FDA requirements for labeling, advertising, record keeping, and reporting of adverse experiences and other information. The regulatory standards are applied stringently by the FDA and other regulatory authorities and failure to comply can, among other things, result in fines, injunctions, denial or withdrawal of regulatory approvals, product recalls or seizures, operating restrictions and criminal prosecution.

    As with many biotechnology and pharmaceutical companies, the Company is subject to numerous environmental and safety laws and regulations. Any violation of, and the cost of compliance with, these regulations could materially adversely affect the Company's business, operating results and financial condition. The Company is subject to periodic inspections and has not received notice of any material violations of any environmental or safety law or regulation. See "Business--Government Regulation."

USE OF HAZARDOUS MATERIALS

    The research and development processes of the Company involve the controlled use of hazardous materials, chemicals and various radioactive compounds, including microbial organisms and other biological materials. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future.

REIMBURSEMENT AND DRUG PRICING UNCERTAINTY

    The successful commercialization of, and the interest of potential collaborative partners to invest in, the Company's technology platform or drug candidates will depend substantially on reimbursement of the costs of the resulting drugs and related treatments at acceptable levels from government authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). There can be no assurance that reimbursement in the United States or elsewhere will be available for any drugs the Company or its collaborative partners may develop or, if available, will not be decreased in the future, or that reimbursement amounts will not reduce the demand for, or the price of, such drugs, thereby adversely affecting the Company's business. If reimbursement is not available or is available only to limited levels, there can be no assurance that the Company will be able to obtain collaborative partners to manufacture and commercialize any future drugs, or would be able to obtain a sufficient financial return on its own manufacture and commercialization of any future drugs.

    Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which can control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for pharmaceutical products. The cost containment measures that health care providers are instituting, including practice protocols and guidelines and clinical pathways, and the effect of any health care reform, could materially adversely affect the Company's ability to sell its drugs, if any. Moreover, the Company is unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on the Company's business, operating results or financial condition.

POTENTIAL PRODUCT LIABILITY AND AVAILABILITY OF INSURANCE

    The Company's business exposes it to potential liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. The use of the Company's drug candidates in clinical trials may expose the Company to product liability claims and possible adverse publicity. These risks will expand with respect to the Company's drug candidates, if any, that receive regulatory approval for commercial sale. Product liability insurance for the biotechnology industry is generally expensive, if available at all. The Company does not have product liability insurance but intends to obtain such coverage if and when its drug candidates are tested in clinical trials. However, such coverage is becoming increasingly expensive and there can be no assurance that the Company will be able to obtain insurance coverage at acceptable costs or in a sufficient amount, if at all, or that a product liability claim would not adversely affect the Company's business, operating results or financial condition.

BROAD DISCRETION IN APPLICATION OF NET PROCEEDS

    The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $32,430,000 ($37,452,000 if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds from the Offering and the Private Placement, together with the proceeds from the BioChem Offering, principally for research and development, working capital and general corporate purposes. The Company's management and Board of Directors will have broad discretion with respect to the application of such proceeds, and the amounts actually expended by the Company for working capital purposes may vary significantly depending on a number of factors. See "Use of Proceeds."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price per share of the Common Stock will be determined by negotiations between management of the Company and the managing underwriters of the Offering. The Common Stock has been approved for quotation on the Nasdaq National Market; however, there can be no assurance that an active trading market will develop and be sustained subsequent to the Offering. The market price of the Common Stock may fluctuate substantially because of a variety of factors, including announcements concerning existing or future collaborative arrangements, announcements of technological innovations or new products by the Company, its collaborators or its competitors, disclosure of results of clinical testing or regulatory proceedings, developments in patents or other proprietary rights, quarterly fluctuations in results of operations, changes in earnings estimates by analysts, sales of Common Stock by existing holders, loss of key personnel and other factors. In addition, the stock market in general, and the market for biotechnology and pharmaceutical stocks, has historically been subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, class action securities litigation has often been instituted against such a company. Any such litigation instigated against the Company could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and operating results. See "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

    The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock. Purchasers of shares of Common Stock in the Offering will experience immediate and substantial dilution of $7.29 in the pro forma net tangible book value per share of Common Stock. To the extent outstanding warrants and options to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

CONTROL BY CERTAIN PRINCIPAL STOCKHOLDERS

    Following completion of the Offering, the Company's executive officers and directors and their affiliated entities as a group (assuming that a representative of BioChem is elected to the Board of Directors following completion of the Offering as contemplated in a stockholders' agreement) will beneficially own approximately 42.2% of the outstanding Common Stock. As a result, Scriptgen's executive officers and directors as a group will have a significant influence over the outcome of all matters submitted to a vote of the Company's stockholders, including the election of directors and significant corporate transactions. The shares beneficially owned by the Company's executive officers, directors and affiliates, combined with the ability of the Board of Directors to issue shares of preferred stock without further vote or action by the stockholders, may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. BioChem has agreed with the Company that for a period of five years following the closing of the BioChem Offering, BioChem will not own securities representing more than 25% of the votes entitled to be cast generally for the election of directors or to take, or to assist in taking, steps to effect a change in control of the Company. See "Management," "Principal Stockholders" and "Certain Transactions--BioChem Offering."

AVAILABILITY OF PREFERRED STOCK FOR ISSUANCE; ANTI-TAKEOVER PROVISIONS

    The Company's Restated Certificate of Incorporation, as it is proposed to be amended and restated (the "Restated Certificate"), authorizes the Board of Directors of the Company, without stockholder approval, to issue additional shares of Common Stock and to fix the rights, preferences and privileges of and issue up to 4,000,000 shares of preferred stock with voting, conversion, dividend and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock, rights to purchase preferred stock or additional shares of Common Stock may have the effect of delaying or preventing a change in control of the Company. In addition, the possible issuance of preferred stock or additional shares of Common Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Common Stock or limit the price that investors might be willing to pay for shares of the Common Stock. Further, the Restated Certificate provides that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. Special meetings of the stockholders of the Company may be called only by the Chairman of the Board of Directors, the President of the Company, or by a majority of the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. These and other provisions contained in the Restated Certificate and the Company's By-Laws, as well as certain provisions of the Delaware General Corporation Law, could delay or make more difficult certain types of transactions involving an actual or potential change in control of the Company or its management (including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices) and may limit the ability of stockholders to remove current management of the Company or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of the Common Stock. See "Description of Capital Stock--Preferred Stock" and "--Delaware Anti-Takeover Law and Certain Charter Provisions."

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of Common Stock in the public market or the availability of such shares for future sale could adversely affect the market price of the Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. Upon completion of the Offering and the Private Placement, the Company will have 11,669,189 shares of Common Stock outstanding (assuming no exercise of outstanding options or warrants). Of these shares, the 3,000,000 shares sold pursuant to the Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except those shares acquired by "affiliates" of the Company within the meaning of the Securities Act which will be subject to the resale limitations of Rule 144 promulgated thereunder. The remaining 8,669,189 shares (the "Restricted Shares") (including the 250,000 shares of Common Stock, based on an assumed initial public offering price of $12.00 per share, sold in the Private Placement and the 1,858,145 shares sold pursuant to the BioChem Offering) will be restricted securities within the meaning of Rule 144 and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The Company, its executive officers and directors and holders of substantially all of the Common Stock have agreed not to offer, sell, contract to sell, grant any option to sell, or otherwise dispose of, directly or indirectly, any Common Stock or securities convertible into or exchangeable for Common Stock or warrants or other rights to purchase Common Stock owned by them, subject to certain limited exceptions, during the 180 days after the date of this Prospectus (the "Lock-Up Period"), without the prior consent of SBC Warburg Dillon Read Inc. However, SBC Warburg Dillon Read Inc. may, in its sole discretion, and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Commencing at the end of the Lock-Up Period, approximately 6,520,950 Restricted Shares will be eligible for sale in the public market, subject to compliance with Rule 144. Of such shares, approximately 5,158,797 will be eligible for sale, without limitation, pursuant to Rule 144(k) or Rule 701 promulgated under the Securities Act, including approximately 68,544 shares of Common Stock not subject to lock-up agreements which will be eligible for sale following the Offering. The remaining approximately 2,148,239 Restricted Shares will become eligible for sale at various times over a period of six months from the end of the Lock-Up Period. In addition, any shares issued upon exercise of the Company's outstanding warrants may be eligible for sale pursuant to Rule 144 at various times following the expiration of the Lock-Up Period. The Company has granted to certain securityholders demand and/or piggyback registration rights covering an aggregate of 8,113,670 shares of Common Stock. The Company expects to file a Registration Statement on Form S-8 registering shares of Common Stock reserved for issuance upon exercise of options granted under the Company's 1997 Plan, Directors' Plan and 1994 Stock Option Plan following completion of the Offering. See "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered by the Company hereby, at an assumed initial public offering price of $12.00 per share, and after deducting underwriting discounts and commissions and other estimated offering expenses, are estimated to be approximately $32,430,000 ($37,452,000 if the Underwriters' over-allotment option is exercised in full). The gross proceeds to the Company from the sale of shares of Common Stock pursuant to the Private Placement are expected to be $3,000,000.

    The Company intends to use the net proceeds from the Offering, the Private Placement and the BioChem Offering primarily to fund its research and development activities and for general corporate purposes, including working capital. The amounts actually expended by the Company for working capital purposes will vary significantly depending upon a number of factors, including the progress of the Company's collaborations and its internal development efforts, the timing of the Company's leasing of additional laboratory and office space, future revenue growth, if any, and the amount of cash, if any, generated by the Company's operations. The Company's management will retain broad discretion in the allocation of the net proceeds of the Offering, the Private Placement and the BioChem Offering. See "Risk Factors--Broad Discretion in Application of Net Proceeds."

    Pending such uses, the Company intends to invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that any future earnings will be retained by the Company for the development and operations of its business. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company (i) as of September 30, 1997, (ii) pro forma to give effect to the issuance of the shares of Series D Preferred Stock and the value of the BioChem Warrant, the retirement of 358,748 shares of treasury stock, the conversion of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into shares of Common Stock and the amendment of the Company's Restated Certificate of Incorporation and (iii) pro forma as adjusted to reflect the sale by the Company of the 3,000,000 shares of Common Stock offered hereby and the 250,000 shares of Common Stock offered pursuant to the Private Placement (assuming an initial public offering price of $12.00 per share). See "Description of Capital Stock." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                 AS OF SEPTEMBER 30, 1997
                                                                         -----------------------------------------
                                                                                                     PRO FORMA
                                                                                                         AS
                                                                           ACTUAL     PRO FORMA    ADJUSTED(2)(3)
                                                                         ----------  -----------  ----------------
                                                                                      (IN THOUSANDS)
Capital lease obligations, less current portion (1)....................  $      501   $     501      $      501
Redeemable convertible preferred stock, $0.01 par value; 21,500,000 shares authorized and 17,036,265 shares issued and outstanding, actual; 27,250,000 shares authorized and no shares issued and
  outstanding, pro forma and pro forma as adjusted.....................      20,279      --              --
                                                                         ----------  -----------       --------
Stockholders' equity (deficit):
  Preferred stock, $0.01 par value, no shares authorized or issued and outstanding, actual; 4,000,000 shares authorized and no shares
    issued and outstanding, pro forma and pro forma as adjusted........      --          --              --
  Common stock, $0.01 par value, 30,000,000 shares authorized and
    1,373,378 shares issued and 1,014,630 outstanding, actual;
    35,000,000 shares authorized and 8,413,763 shares issued and outstanding, pro forma; 35,000,000 shares authorized and 11,663,763
    shares issued and outstanding, pro forma as adjusted...............          14          84             117
  Additional paid-in capital...........................................       3,126      45,547          80,944
  Accumulated deficit..................................................     (21,169)    (23,436)        (23,436)
  Unearned compensation................................................      (2,660)     (2,660)         (2,660)
  Treasury stock, at cost (358,748 shares at actual, none pro forma and
    pro forma as adjusted).............................................         (55)     --              --
                                                                         ----------  -----------       --------
    Total stockholders' equity (deficit)...............................     (20,744)     19,535          54,965
                                                                         ----------  -----------       --------
      Total capitalization.............................................  $       36   $  20,036      $   55,466
                                                                         ----------  -----------       --------
                                                                         ----------  -----------       --------

--------------
(1) See Note 8 of Notes to Financial Statements for a description of the Company's capital lease obligations.

(2) Excludes: (i) 790,581 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.75 per share,
    (ii) 464,537 shares of Common Stock issuable at an exercise price of $13.47 per share upon exercise of the BioChem Warrant, (iii) 49,763 shares of Common Stock issuable upon exercise of an outstanding warrant at an exercise price of $3.07 per share and 32,525 shares of Common Stock issuable upon exercise of an outstanding warrant at an exercise price of $5.53 per share and (iv) 1,950,000 shares of Common Stock reserved for issuance upon exercise of options or in connection with other awards that may be granted in the future under the 1997 Plan and the Directors' Plan. See "Certain Transactions-- BioChem Offering," "Management--Employment Agreements," "--Stock Options," "Employee Benefit Plans--1997 Equity Incentive Plan," "--Non-Employee Directors Stock Plan" and "--1994 Stock Option Plan," "Description of Capital Stock-- Warrants" and Notes 6, 8 and 10 of Notes to Financial Statements.

(3) In the event that the initial public offering price is less than $10.76 per share, the Company will be required to issue to BioChem, for no additional consideration, the number of additional shares of Common Stock equal to the amount by which (a) 19,993,640 divided by the initial public offering price, exceeds (b) 1,858,145. See "Certain Transactions--BioChem Offering."

                                    DILUTION

    As of September 30, 1997, the pro forma net tangible book value of the Company was approximately $19,535,000, or $2.32 per share. Pro forma net tangible book value per share represents the amount of tangible net assets of the Company, less total liabilities, divided by the pro forma number of shares of Common Stock outstanding as of September 30, 1997 (giving effect to the BioChem Offering). After giving effect to the sale by the Company of the shares of Common Stock offered hereby and offered pursuant to the Private Placement (assuming an initial public offering price of $12.00 per share) and the application of the net proceeds therefrom, the pro forma net tangible adjusted book value of the Company at September 30, 1997 would have been approximately $54,965,000, or $4.71 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.39 per share to existing stockholders and an immediate dilution in net tangible book value of $7.29 per share to purchasers of Common Stock in the Offering. The following table illustrates this per share dilution, without giving effect to any exercise of the Underwriters' over-allotment option:

Assumed initial public offering price per share.....................             $   12.00
  Pro forma net tangible book value per share as of September 30,
    1997............................................................  $    2.32
  Increase per share attributable to new investors(1)...............       2.39
                                                                      ---------
Pro forma net tangible book value per share after the Offering and
  the Private Placement.............................................                  4.71
                                                                                 ---------
Dilution per share to new investors.................................             $    7.29
                                                                                 ---------
                                                                                 ---------

--------------

    (1) Includes increase attributable to the sale of shares in the Offering and the Private Placement.

    The following table summarizes, on a pro forma basis as of September 30, 1997, the number of shares of Common Stock purchased from the Company (giving effect to the BioChem Offering), the total consideration paid, and the average price per share paid by existing stockholders of the Company and by new investors purchasing shares from the Company in the Offering and the Private Placement, at an assumed initial public offering price of $12.00 per share, before deducting underwriting discounts and commissions and the estimated offering expenses payable by the Company:

                                                 SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                             -------------------------  --------------------------     PRICE
                                                NUMBER     PERCENT(1)      AMOUNT        PERCENT     PER SHARE
                                             ------------  -----------  -------------  -----------  -----------
Existing stockholders......................     8,413,763        72.1%  $  43,416,000        52.7%   $    5.16
New investors..............................     3,250,000        27.9      39,000,000        47.3        12.00
                                             ------------       -----   -------------       -----
Total......................................    11,663,763       100.0%  $  82,416,000       100.0%
                                             ------------       -----   -------------       -----
                                             ------------       -----   -------------       -----

--------------

    (1) If exercised, the Underwriters' over-allotment option to purchase 450,000 additional shares will further reduce the percentage held by existing stockholders to 69.5% and increase the percentage held by new investors to 30.5%.

    The foregoing tables exclude as of December 31, 1997: (i) 792,299 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.75 per share, (ii) 464,537 shares of Common Stock issuable at an exercise price of $13.47 per share upon exercise of the BioChem Warrant,
(iii) 49,763 shares of Common Stock issuable upon exercise of an outstanding warrant at an exercise price of $3.07 per share and 32,525 shares of Common Stock issuable upon exercise of an outstanding warrant at an exercise price of $5.53 per share and (iv) 1,950,000 shares of Common Stock reserved for issuance upon exercise of options or in connection with other awards that may be granted in the future and otherwise under the 1997 Plan and the Directors' Plan. In the event that the initial public offering price is less than $10.76 per share, the Company will be required to issue to BioChem, for no additional consideration, the number of additional shares of Common Stock equal to the amount by which (a) 19,993,640 divided by the initial public offering price, exceeds (b) 1,858,145. See "Certain Transactions--BioChem Offering," "Management--Employment Agreement," "--Stock Options," "Employee Benefit Plans--1997 Equity Incentive Plan," "--Non-Employee Directors Stock Plan" and "--1994 Stock Option Plan," "Description of Capital Stock--Warrants" and Notes 6, 8 and 10 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The selected financial data set forth below as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 have been derived from the Company's financial statements, which have been audited by Price Waterhouse LLP, independent accountants, and are included elsewhere herein. The selected financial data as set forth below as of December 31, 1992, 1993 and 1994 and for the period from September 17, 1992 ("Inception") to December 31, 1992 and for the year ended December 31, 1993 have been derived from the Company's audited financial statements not included herein. The selected financial data as set forth below as of September 30, 1997, and for the nine months ended September 30, 1996 and 1997 have been derived from the Company's unaudited financial statements which are included elsewhere herein. The unaudited financial statements have been prepared by the Company on a basis consistent with the Company's audited financial statements and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the Company's results of operations and financial condition for such periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of results that may be expected for the entire year ending December 31, 1997. The selected financial data set forth below should be read in conjunction with the Financial Statements and related Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere herein.

                                                                                                           NINE MONTHS ENDED
                                               PERIOD FROM                    YEAR ENDED
                                              INCEPTION TO                   DECEMBER 31,                    SEPTEMBER 30,
                                              DECEMBER 31,    ------------------------------------------  --------------------
                                                  1992          1993       1994       1995       1996       1996       1997
                                             ---------------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:                                                                                 (UNAUDITED)
Revenue:
  Collaborative agreements.................        --            --         --         --      $     975  $     975  $     467
  SBIR grants..............................        --            --         --      $     260        232        222        138
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
                                                   --            --         --            260      1,207      1,197        605
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
Cost of revenue:
  Collaborative agreements.................        --            --         --         --            174        174        124
  SBIR grants..............................        --            --         --            260        232        222        138
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
                                                   --            --         --            260        406        396        261
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.............................        --            --         --         --            801        801        344
Operating expenses:
  Research and development.................     $     455     $   1,833  $   3,157      3,152      3,958      2,757      4,273
  General and administrative...............            94           652        998      1,299        906        669        831
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
                                                      549         2,485      4,155      4,451      4,865      3,427      5,104
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
  Loss from operations.....................          (549)       (2,485)    (4,155)    (4,451)    (4,064)    (2,626)    (4,761)
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
Other income (expense), net................             1           (62)      (146)      (128)        19         12        (15)
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
  Net loss.................................     $    (549)    $  (2,547) $  (4,301) $  (4,579) $  (4,044) $  (2,614) $  (4,775)
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
  Net loss per share(1)....................     $   (0.21)    $   (0.98) $   (1.25) $   (1.28) $   (1.20) $   (0.77) $   (1.35)
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
  Weighted average common and common
    equivalent shares outstanding(1).......         2,556         2,607      3,435      3,551      3,360      3,374      3,528
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
                                                   ------     ---------  ---------  ---------  ---------  ---------  ---------
Pro forma net loss per share
  (unaudited)(1)...........................                                                    $   (0.49)            $   (0.53)
                                                                                               ---------             ---------
                                                                                               ---------             ---------
Pro forma weighted average common and
  common equivalent shares outstanding
  (unaudited)(1)...........................                                                        8,186                 9,069
                                                                                               ---------             ---------
                                                                                               ---------             ---------

                                                                                   DECEMBER 31,
                                                               -----------------------------------------------------
                                                                 1992       1993       1994       1995       1996
                                                               ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Cash and cash equivalents....................................     --      $   1,418  $     922  $     241  $   1,314
Working capital..............................................  $    (573)     2,274     (1,939)        92      3,350
Total assets.................................................         25      3,726      2,760      2,689      5,747
Noncurrent portion of capital lease obligations..............     --            345        926        636        424
Redeemable convertible preferred stock.......................     --          6,203      6,403     12,982     20,279
Accumulated deficit..........................................       (549)    (3,256)    (7,685)   (12,309)   (16,394)
Total stockholders' deficit..................................       (549)    (3,230)    (7,494)   (12,123)   (16,126)


                                                                SEPTEMBER 30,
                                                                    1997
                                                               ---------------
BALANCE SHEET DATA:
Cash and cash equivalents....................................     $     858
Working capital..............................................        (1,200)
Total assets.................................................         2,478
Noncurrent portion of capital lease obligations..............           501
Redeemable convertible preferred stock.......................        20,279
Accumulated deficit..........................................       (21,169)
Total stockholders' deficit..................................       (20,744)

--------------
(1) See Note 2 of Notes to Financial Statements for information concerning the computation of net loss per share and shares used in computing net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND THE COMPANY'S FINANCIAL STATEMENTS AND RELATED NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN OF THE FACTORS SET FORTH IN THIS PROSPECTUS.

OVERVIEW

    Scriptgen utilizes its proprietary high throughput technologies to enable and accelerate the discovery of innovative small molecule drugs. Scriptgen's technology platform allows the Company and its collaborators to exploit the opportunities afforded by advances in genomics and combinatorial chemistry, and opens new avenues of drug discovery. The Company's strategy is to maximize the commercial opportunities presented by its technology platform and pipeline of drug candidates by entering into multiple collaborations and retaining rights to independently develop certain products.

    Since its incorporation and commencement of operations in September 1992, the Company has been developing its drug discovery technologies, and has used such technologies in its collaborations and for its internal development programs. As of January 7, 1998, the Company has received approximately $51,000,000 in funding through the sale of preferred stock and from payments under the Company's collaborative agreements, and it expects to receive an additional $3,000,000 upon the closing of the Private Placement. Additionally, the Company has received approximately $2,100,000 in SBIR grants from the National Institutes of Health, of which approximately $600,000 has been funded as of September 30, 1997. The Company has a limited history of operations and has experienced significant operating losses since Inception. The Company expects to incur significant additional operating losses over the next several years and expects cumulative losses to increase substantially due primarily to expanded research and development efforts, pre-clinical and clinical trials.

    To date, a majority of all revenue earned by the Company has been from its collaborative agreements, and the Company expects that substantially all revenue for the foreseeable future will result from such collaborations and any future collaborations the Company may enter into. The timing of any fees or milestone or other payments under such collaborations is expected to vary greatly from quarter to quarter, depending on numerous factors. Operating results may therefore vary substantially from quarter to quarter and will not necessarily be indicative of results in subsequent periods. See "Risk Factors--Dependence Upon Present and Future Collaborative Arrangements" and "--Significant Fluctuations in Quarterly and Annual Results."

    Revenue derived under the Company's collaborative agreements is recognized as drug discovery activities are performed. Cash received in advance of activities performed is recorded as deferred revenue. Certain agreements also provide for payments to the Company upon the achievement of certain milestones as well as royalties on the net sales of any products developed resulting from the collaborations, as defined in the respective agreements. Any revenue related to milestones will be recognized as the milestones are achieved and any revenue related to royalties will be recognized as earned.

    Revenue from SBIR grants to conduct research and development is recognized as eligible costs are incurred up to the $2,100,000 funding limit described above. Eligible grant-related costs which have been incurred in advance of cash receipts are recorded as receivables.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

    REVENUE. Total revenue in the nine months ended September 30, 1997 was $604,784 compared to $1,196,585 in the nine months ended September 30, 1996. The Company recognized $467,000 of revenue in the nine months ended September 30, 1997 under its collaborative agreement with Eli Lilly and $975,000 of revenue in the nine months ended September 30, 1996 under a collaborative agreement with Boehringer Ingelheim ("Boehringer") which was concluded in 1996 when Boehringer elected not to continue developing the program to which such agreement related. In addition, the Company recognized $137,784 and $221,585 of revenue related to SBIR grants in the nine months ended September 30, 1997 and 1996, respectively.

    COST OF REVENUE. Cost of revenue reflects certain direct and overhead expenses associated with collaborations in progress in addition to eligible expenses incurred related to SBIR grants. Cost of revenue was $261,299 in the nine months ended September 30, 1997 compared to $395,750 in the nine months ended September 30, 1996.

    RESEARCH AND DEVELOPMENT EXPENSES. Total research and development expenses were $4,273,149 in the nine months ended September 30, 1997 compared to $2,757,439 in the nine months ended September 30, 1996, an increase of $1,515,710 or 55.0%. The increase was largely due to increased costs related to additional personnel and, to a lesser extent, increases in depreciation, amortization and patent expenses.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $830,908 in the nine months ended September 30, 1997 compared to $669,108 in the nine months ended September 30, 1996, an increase of $161,800 or 24.2%. The increase was primarily due to amortization of unearned compensation and an increase in costs associated with additional personnel, public relations and other administrative expenses offset by a decrease in the use of consultants.

    OTHER INCOME AND EXPENSE, NET. Other income and expense, net was $(14,884) in the nine months ended September 30, 1997 compared to $12,204 in the nine months ended September 30, 1996, a decrease of $27,088 or 222.0%. The decrease was primarily due to a decrease in interest income as a result of a decrease in the average cash balance during the nine months ended September 30, 1997. In addition, interest expense increased due to an increase in the average balance of outstanding capital lease obligations.

YEARS ENDED DECEMBER 31, 1996 AND 1995

    REVENUE. Total revenue in 1996 was $1,206,620 compared to $260,415 in 1995. The Company recognized $975,000 of revenue in 1996 under the collaborative agreement with Boehringer. No collaborative agreements were in progress in 1995. In addition, the Company recognized $231,620 and $260,415 of revenue under SBIR grants in 1996 and 1995, respectively.

    COST OF REVENUE. Cost of revenue was $405,785 in 1996 compared to $260,415 in 1995.

    RESEARCH AND DEVELOPMENT EXPENSES. Total research and development expenses were $3,958,201 in 1996 compared to $3,152,494 in 1995, an increase of $805,707 or 25.6%. The increase was largely due to increased costs related to additional personnel, laboratory materials and supplies, patent costs and depreciation and amortization expenses.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $906,452 in 1996 compared to $1,298,684 in 1995, a decrease of $392,232 or
30.2%. The decrease was primarily due to expenses incurred in 1995 under a separation agreement with a former chief executive officer of the Company.

    OTHER INCOME AND EXPENSE, NET. Other income and expense, net was $19,799 in 1996 compared to $(127,749) in 1995, an increase of $147,548, or 115.5%. This increase was due to an increase in interest income as a result of an increase in the average cash balance in 1996. This increase was offset by a decrease in interest expense as a result of the decrease in the average balance of outstanding capital lease obligations and the conversion of convertible debt during 1995.

YEARS ENDED DECEMBER 31, 1995 AND 1994

    REVENUE. Total revenue in 1995 was $260,415, consisting only of revenue recognized under SBIR grants. No revenue was recognized in 1994.

    COST OF REVENUE. Cost of revenue related to SBIR grants was $260,415 for 1995. No such grants were in place during 1994.

    RESEARCH AND DEVELOPMENT EXPENSES. Total research and development expenses were $3,152,494 in 1995 compared to $3,156,734 in 1994.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $1,298,684 in 1995 compared to $998,194 in 1994, an increase of $300,490 or
30.1%. The increase was primarily due to increased executive and administrative staffing and consultant expenses used to support the growth of the Company's research and development.

    OTHER INCOME AND EXPENSE, NET. Other income and expense, net was $(127,749) in 1995 compared to $(146,046) in 1994, a decrease of $18,297 or 12.5%. This decrease was due to an increase in interest income as a result of an increase in the average cash balance offset by an increase in interest expense as a result of an increase in outstanding capital lease obligations and the issuance of convertible debt.

INCOME TAXES

    The Company has generated taxable losses from operations since Inception and, accordingly, has no taxable income available to offset the carryback of net operating losses. Based upon the weight of all available evidence, the Company has provided a full valuation allowance for its deferred tax assets since, in the opinion of management, realization of these future benefits is not sufficiently assured (defined as a likelihood of slightly more than 50 percent).

LIQUIDITY AND CAPITAL RESOURCES

    Since Inception, the Company has financed its operations through the sale of preferred stock, payments received under the Company's collaborative arrangements, equipment financing, SBIR grants and interest earned on invested capital. The Company's total cash, cash equivalents and investments balance at September 30, 1997 was $1,064,157 compared to $4,338,237 at December 31, 1996.
The Company received approximately $1,405,000 under its collaborative agreements and $137,784 in SBIR grants during the nine months ended September 30, 1997. In October 1997, the Company entered into a collaborative arrangement with HMR for an initial term of three years, subject to earlier termination six months prior to the end of such term. The Company expects that the total amounts it will have received from HMR under its collaborative agreement from October 1997 through February 1998 will approximate $12,000,000, of which $6,000,000 will be technology access fees, $3,000,000 will be research and development payments and $3,000,000 will be proceeds from the Private Placement. The Company expects to receive additional research and development payments under its collaborative agreements. There can be no assurance that the Company will receive any additional payments under its present or any future collaborative agreements. See "Risk Factors--Dependence Upon Present and Future Collaborative Arrangements" and "Business--Collaborative Arrangements."

    On December 17, 1997 the Company issued to BioChem Pharma Inc. shares of its Series D Preferred Stock (convertible into 1,858,145 shares of Common Stock) for consideration of $20,000,000. The Company also issued to BioChem Pharma Inc. a warrant to purchase 464,537 shares of Common Stock at an exercise price of $13.47 per share. Subsequent to the closing of the BioChem Offering, such shares and warrant were transferred to BioChem Pharma Holdings Inc., a wholly owned subsidiary of Biochem Pharma Inc. The Company will record a non-cash charge of approximately $2,200,000 associated with the value of such warrant in the fourth quarter of 1997. See "Certain Transactions--BioChem Offering."

    Net cash used in operating activities for the nine months ended September 30, 1997 was $2,737,087 compared to $2,555,823 for the nine months ended September 30, 1996. Net cash used in operating activities was $3,568,031 in 1996 compared to $3,744,478 and $3,876,939 in 1995 and 1994, respectively. The cash used in operations was primarily to fund research and development and for general and administrative expenses.

    As of September 30, 1997, the Company had invested $3,018,000 in property and equipment, primarily in facility renovations and laboratory equipment. These acquisitions were funded by capital lease financings which have an aggregate outstanding principal balance of $984,627 at September 30, 1997 due at various dates through the year 2000 with interest rates ranging between 8%-8.5% and 15% for equipment and facility renovations, respectively. The Company expects substantially all of its capital expenditures in 1997 to be funded through capital lease equipment financing. In connection with these capital leases, the Company has issued warrants for 253,000 shares of its redeemable convertible preferred stock through November 1997.

    Pursuant to several license and sponsored research agreements, the Company has paid to date an aggregate of approximately $1,200,000 in the form of license and research and development fees. Under existing sponsored research agreements, the Company remains obligated to pay approximately $300,000 in additional research payments. Under such agreements and other agreements, the Company is required to make payments upon the achievement of certain milestones, to pay royalties on certain drug sales, if any, and to pay other amounts in connection with sublicenses, if any (collectively, "Contingent Payments"). To date, the Company has not become obligated to make any Contingent Payments under such agreements and does not anticipate becoming obligated to make any such payments in the near future.

    The Company believes that the net proceeds of the Offering, the Private Placement and the BioChem Offering, together with revenue from its collaborative agreements, its existing capital resources, SBIR grants and interest income will be sufficient to fund its operating expenses and capital requirements as currently planned through the end of 2000. The Company's actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including the ability of the Company to enter into additional collaborative arrangements, the achievement of milestones under the Company's collaborative arrangements on a timely basis or at all, changes in the Company's existing collaborative arrangements, the results of the Company's internal development programs, the timing and results of pre-clinical and clinical trials, the timing and costs of obtaining regulatory approvals, the timing and level of the expansion of the Company's facilities, the level of resources, if any, that the Company commits to the development of manufacturing, marketing and sales capabilities, the technological advances and activities of competitors and other factors. There can be no assurance that the net proceeds of the Offering, the Private Placement and the BioChem Offering, together with the Company's revenue from collaborative agreements, its existing capital resources, SBIR grants and interest income will be sufficient to fund the Company's operating expenses and capital requirements during such period. Thereafter, the Company will need to raise substantial additional capital to fund its operations. The Company intends to seek such additional funding through public or private financing, collaborations or other arrangements. See "Use of Proceeds" and "Risk Factors--Additional Financing Requirements; Uncertainty of Available Funding."

                                    BUSINESS

OVERVIEW

    Scriptgen utilizes its proprietary high throughput technologies to enable and accelerate the discovery of innovative small molecule drugs. Scriptgen's technology platform allows the Company and its collaborators to exploit the opportunities afforded by advances in genomics and combinatorial chemistry, and opens new avenues of drug discovery. The Company's technology platform identifies and validates novel gene targets for therapeutic intervention, and then uses novel assay systems to rapidly screen compounds against those targets, even before the gene targets' characteristics or functions are well understood. The Company believes that the application of its technologies addresses many of the limitations associated with traditional drug discovery and provides substantial cost savings opportunities. The Company commercializes its technology platform through (i) collaborations with pharmaceutical and technology companies and (ii) the Company's internal development program.

    The Company's core systems include GATE (Genetics Assisted Target Evaluation), a family of high throughput target identification and validation systems, and ATLAS (Any Target Ligand Affinity Screen) and SCAN (Screen for Compounds with Affinity for Nucleic Acids), the high speed, solution based, assay systems which identify compounds that bind to virtually any protein or structured RNA, respectively. GATE measures the effects of transiently removing a specific gene from a cell, and by reproducing conditions that closely resemble drug mechanism of action, generates data more predictive of target behavior than traditional methods. ATLAS and SCAN rapidly measure the affinity of compounds that bind to targets even before the gene functions are well understood, enabling the Company to work with targets that are unsuitable for traditional high throughput screens. The Company believes ATLAS and SCAN increase dramatically the number of targets and compounds that may be screened in a given time period, and reduce to weeks what often requires months or years of assay development time when using traditional high throughput functional assays. The Company has used GATE to identify and validate novel infectious disease targets, and has used ATLAS and SCAN to identify lead compounds, two of which have progressed to pre-clinical development. ATLAS and SCAN are broadly applicable to research in multiple therapeutic areas, and have demonstrated utility in anti-infectives, oncology, cardiovascular, and respiratory and immunologic disorders.

    The Company's strategy is to maximize the commercial opportunities presented by its technology platform and pipeline of drug candidates by entering into multiple collaborations and retaining rights to independently develop certain products. Scriptgen has collaborative agreements with pharmaceutical and technology companies, and routinely evaluates opportunities to enter into collaborations with other potential partners. The Company currently has collaborations with HMR, BioChem, Eli Lilly, Roche, Monsanto and ArQule, Inc. Scriptgen's internal development efforts have initially focused on anti-infectives, where it has identified novel cidal targets and lead compounds in the fungal, bacterial and viral areas.

DRUG DISCOVERY TECHNOLOGIES

    Drug discovery and development is a complex process which, according to sources cited in an article appearing in the October 1997 Pharmaceutical Research and Manufacturing Association bulletin, averages 15 years from inception to FDA approval at a cost of more than $500 million. The article also states that only five in 5,000 compounds that enter pre-clinical testing advance to clinical testing, and only one of those five is approved as a drug. Consequently, technologies and methods which may make the drug discovery process faster, less costly, and more effective are in great demand.

    The Company's technology platform is complementary to emerging drug discovery approaches, including gene sequencing, functional genomics and differential gene expression. The chart following outlines the drug discovery process, and indicates the steps in that process where the Company's and these complementary technologies apply.

                                    [CHART]

    Advances in genomics and related technologies are dramatically increasing the number of potential drug targets available and have created a bottleneck in the target validation phase of drug discovery. It has been estimated that there are only approximately 400 human drug discovery targets for which drugs have been developed. Although genomics and related technologies have the potential to identify thousands of additional targets per year, these targets may not be therapeutically relevant. For example, differential gene expression compares gene transcription patterns in normal and diseased tissues, typically identifying several hundred genes which are up or down regulated in diseased cells relative to normal cells, but whose relevance to the cause of the underlying disease is not apparent. Consequently, many of these targets will require validation, a process that can consume two or more years with conventional approaches. Further, existing gene-based technologies are limited in screening potential because: (i) they can be used only to identify compounds that affect transcription (the process by which DNA is transcribed into RNA),
(ii) they generally have very low throughput, (iii) they identify gene targets which have unknown function and (iv) they do not accommodate the complexity of gene interactions in the disease process.

SCRIPTGEN'S DRUG DISCOVERY APPROACH

    Scriptgen's drug discovery technology platform enables the Company and its collaborators to exploit the opportunities afforded by advances in genomics and combinatorial chemistry, and opens new avenues of drug discovery. Scriptgen's primary drug discovery technologies are GATE, a family of high throughput target identification and validation systems, and ATLAS and SCAN, the high speed, solution based assay systems, which identify compounds that bind to virtually any protein or structured RNA, respectively. The Company also possesses a diverse 250,000 compound library consisting of defined small molecule chemical entities, including 15,000 natural product extracts, and has access to validated IN VIVO animal models of infectious diseases through the Company's collaboration with Boston Medical Center.

    Scriptgen's drug discovery technology platform is unique because it identifies and validates multiple gene targets, and rapidly measures the affinity of compounds that bind to such gene targets even before the gene functions are well understood. This approach enables the Company and its collaborators to work with targets that are unsuitable for traditional high throughput screens and greatly increases the number of targets and compounds that may be screened in a given time period.

TARGET DISCOVERY AND VALIDATION SYSTEMS (GATE)

    GATE consists of a family of high throughput target identification and validation technologies which the Company has successfully applied in fungi, bacteria and viruses. GATE's regulated gene knockout technology measures the effects of transient gene inactivation. It reproduces conditions that more closely resemble drug mechanism of action than conventional gene inactivation methods, which the Company believes makes GATE more predictive of target behavior and hence more informative as a target validation technique. An analogous technology for mammalian cells, CellGATE, is under development.

    GATE has been applied by the Company to infectious diseases where the desired result of drug treatment is to kill the invading pathogen without severe side effects to the patient. GATE determines whether the pathogen dies as a result of a specific inactivation of a gene product, how quickly it dies and how much of the target must be modified to kill the pathogen. Because GATE focuses on cidal targets, the Company is able to focus its efforts on identifying compounds which the Company believes may have a high probability of being effective against the disease with low toxicity and side effects.

HIGH THROUGHPUT ASSAY SYSTEMS (ATLAS AND SCAN)

    ATLAS and SCAN are high throughput affinity assay systems that allow drug discovery to focus rapidly on ligands, those rare compounds that bind to a target, and therefore have the potential to become valid therapeutics. ATLAS and SCAN are based on the thermodynamic principle that protein and RNA have measurable stability, as well as the fact that all drugs act by binding to and further stabilizing a specific target. Thus, ATLAS and SCAN may be applied to virtually any identified target, even before its characteristics or functions are well understood. These technologies are able to identify and distinguish among ligands that bind to active and neutral sites, and measure the affinity of binding, which indicates the potential of drug potency.

    In contrast, conventional high throughput drug discovery technologies measure the effect of test compounds only on the function of a target. Before such a functional screening approach may be initiated, the biochemical function of the target must be well understood. This detailed characterization often requires extensive time and effort before a target can be screened, if at all.

    ATLAS and SCAN have shown the ability to overcome many of the limitations of high throughput drug screening and allow access to targets of unknown function, thereby offering the following advantages:

    - TARGET FLEXIBILITY. ATLAS and SCAN require essentially no pre-existing biochemical understanding of the target molecule and are compatible with virtually any target protein or structured RNA. Using ATLAS and SCAN, screening can begin earlier than with conventional high throughput methods.

    - COMPOUND DIVERSITY. ATLAS and SCAN work in solution phase, and are used to search for drug candidates from a wide diversity of chemical sources including combinatorial, small molecule, peptide and natural product compound libraries.

    - RAPID ASSAY DEVELOPMENT. Many functional assays using biochemical, cell or animal based methods take months or years to develop. ATLAS and SCAN can be applied in a matter of weeks because they measure only the universal principle of drug binding and are independent of protein and nucleic acid function.

    - EFFICIENT, HIGH THROUGHPUT MODE. ATLAS and SCAN are compatible with modern robotic and automated equipment, operate in high throughput mode and can test thousands of compounds each week using minute compound amounts and very little target protein or RNA.

    - RAPID ELIMINATION OF NON-CANDIDATE COMPOUNDS. Used in a pre-screening mode, ATLAS and SCAN rapidly eliminate compounds that are not ligands and allow a focused and efficient development effort to be concentrated only on those compounds with the greatest potential for therapeutic benefit. In a typical high throughput assay using ATLAS, 99.9% of the screened compounds are eliminated as potential drug candidates.

    - QUANTITATIVE MEASURE OF DRUG BINDING. ATLAS and SCAN, unlike many drug discovery technologies, are sensitive assay systems which identify even weakly binding ligands, and provide a quantitative measure of how tightly a potential drug binds to its target.

    - EXPANDS DRUG DISCOVERY BEYOND REGULATION OF GENE TRANSCRIPTION. While traditional gene expression methods are limited to measuring initial gene transcripts, ATLAS and SCAN measure the binding to final gene products, thereby enhancing the ability to identify promising lead compounds.

    COALESCENT DRUG DESIGN. For many target proteins, it is very difficult to develop a single molecule with both inhibitory activity and sufficient specificity for pharmaceutical applications. This difficulty is often a consequence of the fact that proteins with similar functions have similar active sites. In contrast, the neutral site surfaces of related proteins are dissimilar, and thus compounds that also bind outside of the active site can have specificity for the target protein. The Company has applied ATLAS to develop novel coalescent compounds, which are small molecules connected by a molecular tether that bind to both active and neutral sites. The binding energies of the functional groups are nearly exponentially additive, allowing for highly specific coalescent drug candidates to be forged even from weakly binding compounds. Coalescent drug candidates have the potential to address a broad spectrum of heretofore intractable protein targets.

    The Company is exploring the development of small molecule coalescent compounds to mimic the action of protein drugs such as human growth hormone and erythropoietin. The receptors for these proteins typically comprise two subunits that span the cell membrane. The therapeutic protein binds to two distinct sites on the extracellular portion of its receptor, one on each subunit, thereby causing the subunits to pull together (dimerization). The dimerization of the intracellular portions of the receptor subunits initiates a signaling pathway which results in the intended therapeutic effect. Scientists have struggled to design small molecule analogs of therapeutic proteins because small molecules are unable to span the distance between the extracellular parts of the receptor subunits. While the internal arms of the protein are much closer together, they are not the active sites and thus have not been available as targets using conventional assay technologies. ATLAS allows for the identification of ligands that bind to the internal arms of these receptor subunits, making it possible to construct small molecule coalescent compounds capable of causing dimerization of the subunits and, hence, initiating a therapeutic response.

ADDITIONAL DRUG DISCOVERY TOOLS

    COMPOUND LIBRARY. Scriptgen has a library of approximately 250,000 compounds including 15,000 mixtures of natural product extracts. These compounds have been obtained from a variety of sources, and were selected from a larger catalog of compounds based on their diversity and pharmacological profiles. Through analogs of the compounds in the library, and the use of combinatorial chemistry techniques, Scriptgen has access to more than 1,000,000 compounds. The Company uses these compounds for high throughput screening in its internal development program as well as in its collaborative arrangements. While the compound library is used to identify therapeutic candidates against specific targets, the lead compounds anticipated to be developed by Scriptgen will be unique patented analogs, specifically designed using medicinal chemistry techniques to optimize their efficacy.

    ANIMAL MODELS. The Company's collaboration with Boston Medical Center to test potential antibacterial and antifungal drug candidates gives the Company access to a number of validated and predictive animal models of infectious diseases to evaluate the efficacy and safety of the Company's lead compounds.

STRATEGY

    Scriptgen's strategy is to maximize the commercial opportunities presented by its technology platform and pipeline of drug candidates. To implement this strategy the Company will continue to:

    ESTABLISH COLLABORATIVE RELATIONSHIPS. The Company enters into collaborations with pharmaceutical and technology companies: (i) to perform high throughput target identification and validation, assay development and lead compound identification for its collaborators' drug discovery programs to generate near-term revenue, (ii) to jointly discover and develop new drugs in targeted areas, under agreements that provide the Company with near-term revenue and the opportunity to receive substantial milestone payments and royalties and
(iii) to develop or commercialize selected drug candidates from the Company's internal pipeline at such time as a collaboration is determined to represent the best opportunity to maximize the commercial value of a particular candidate. The Company currently has collaborations with HMR, BioChem, Eli Lilly, Roche and Monsanto, and routinely evaluates opportunities to enter into collaborations with other potential partners.

    DEVELOP INTERNALLY A PIPELINE OF DRUG DEVELOPMENT CANDIDATES. Recognizing that many promising drug candidates fail in subsequent stages of development, the Company believes that it is essential to have a pipeline of new drug candidates from which to choose. Scriptgen is developing a pipeline by using its high throughput technologies to identify multiple lead candidates, initially focusing in the antifungal, antibacterial and antiviral areas. The Company develops drug candidates either alone or in conjunction with partners depending on such factors as estimated development costs and potential regulatory approval time and hurdles.

    EXPAND PROPRIETARY DRUG DISCOVERY TECHNOLOGY PLATFORM. Scriptgen has an ongoing research program aimed at expanding the capabilities and potential applications for the Company's technologies, while simultaneously attempting to increase their efficiency. In addition, the Company strives to identify, develop and acquire other technologies, and to collaborate to obtain technologies that can substantially enhance the drug discovery process. For example, the Company has enhanced and expanded its core drug discovery technologies to include technologies that allow ligands to be sorted rapidly according to the active and neutral sites on the target. These technology enhancements have been instrumental in the Company's obtaining SBIR funding for its coalescent drug design program.

    MAINTAIN AND ENHANCE STRONG PROPRIETARY POSITION. Scriptgen pursues an aggressive strategy to protect its proprietary drug discovery technologies, including certain targets, assays, lead compounds and certain other technologies, through patents, trade secret law and confidentiality agreements.

COLLABORATIVE ARRANGEMENTS

    The Company has entered into collaborative arrangements with pharmaceutical and technology companies.

    HOECHST MARION ROUSSEL. In October 1997, the Company entered into a collaboration with HMR pursuant to which the Company will seek to identify new fungal targets and antifungal drug candidates. In each year of the collaboration, Scriptgen will use GATE to identify and validate fungal targets, some of which will be screened against compounds from Scriptgen's and HMR's compound libraries utilizing ATLAS, SCAN and other technologies. HMR will determine whether to proceed with the development of any lead compounds discovered, and will receive an exclusive, worldwide license to develop and commercialize any resulting drug candidate. The collaboration agreement with HMR has an initial term of three years, subject to HMR's right to terminate the agreement by giving six months' written notice at any time after the second year of the agreement. Under such agreement, Scriptgen has received initial cash payments, and HMR is required to fund Scriptgen's research and development activities in connection with the collaboration up to a specified amount for a period of three years. The Company expects to have received payments which include an aggregate of $9 million from HMR under the collaboration by the completion of the Offering, of which $6 million will be technology access fees and $3 million will be proceeds from the sale of Common Stock (at a purchase price per share equal to the initial public offering price) to HMR concurrently with the Offering. The Company will also receive research and development payments and will receive payments when and if certain milestones are achieved and royalties on the sales of any new drug resulting from the collaboration. HMR may terminate the collaboration by giving the Company six months' prior written notice at any time after the end of the second year of the collaboration.

    BIOCHEM. In December 1997, Scriptgen entered into a collaboration with BioChem pursuant to which Scriptgen is using its technology to identify drug candidates which are (i) active against the Hepatitis B virus and (ii) which act as small molecule mimics of therapeutic proteins by activating dimerization of certain receptors such as the erythropoietin receptor. The programs will involve the use of SCAN, ATLAS and other technologies as well as Scriptgen's compound library. The collaboration agreement with BioChem has an initial term of five years. Scriptgen is responsible for all aspects of drug discovery and will provide BioChem with small molecule drug candidates for novel molecular targets in the HBV and Dimerescent Programs. BioChem is responsible for pre-clinical and clinical development, and will retain worldwide commercialization rights. BioChem has options to the Dimerescent Program, and is required to make a milestone payment to Scriptgen when and if an option is exercised. Any profits on any commercialized products emanating from the HBV and Dimerescent Programs will be shared in accordance with the terms of the agreement. BioChem has exclusive rights to these programs which continue as long as it performs certain specified obligations under the agreement. In addition, BioChem acquired Series D Preferred Stock for total consideration of $20 million and the BioChem Warrant. See "Certain Transactions--BioChem Offering."

    ELI LILLY. In May 1997, the Company entered into a collaboration with Eli Lilly under which Scriptgen is using ATLAS to identify novel drug candidates against two targets selected by Eli Lilly. Two additional targets may be selected by Eli Lilly for high throughput screening in 1998, assuming certain milestones are met. In October 1997, Eli Lilly and the Company expanded the scope of the collaboration to screen additional compounds from the Company's compound library. The collaboration agreement with Eli Lilly has an initial term of 58 to 64 weeks. Under such agreement, Scriptgen receives research and development payments and will receive payments when and if certain milestones are achieved and royalties on the sales of any new drug resulting from the collaboration.

    ROCHE. In September 1995, the Company entered into a collaboration with Roche pursuant to which the Company is using ATLAS to identify drug candidates against a cancer-related target identified by Roche. The initial term of the collaboration agreement with Roche runs through June 1998. Under the agreement with Roche, Scriptgen receives research and development payments and will receive payments when and if certain milestones are achieved and royalties on the sales of any new drug resulting from the collaboration.

    MONSANTO. In November 1997, the Company entered into a collaboration with Monsanto under which Scriptgen is using its technology platform to identify and validate novel fungal targets from plant and human pathogens and to identify novel agents and drugs against such targets. The collaboration agreement with Monsanto has an initial term of two years. The agreement provides Scriptgen with 68,000 small molecule compounds from Monsanto's library for use by the Company. The Company will pay Monsanto royalties and milestones on any human anti-infective drug developed and commercialized as a result of the collaboration. Scriptgen receives research and development payments and will receive payments when and if certain milestones are achieved and royalties on the sales of any product developed by Monsanto for IN PLANTA applications.

    ARQULE, INC. The Company has entered into a collaboration with ArQule, Inc. ("ArQule") pursuant to which the Company incorporates compounds owned by ArQule into the Company's library. The Company is screening certain of the ArQule compounds against the Company's fungal, bacterial and viral targets. In the event that active compounds are identified and selected for development, Scriptgen and ArQule may enter into an agreement to share the costs of development and the proceeds of any resulting commercial product.

    There can be no assurance that any drug candidates will be identified during the Company's present collaborations or that, if identified, the Company's collaborative partners will elect to proceed with the development of any drug candidates. The Company's collaborative partners are not obligated to develop or commercialize any drug candidates resulting from the collaborative agreements. As a result, there can be no assurance that any of the milestone or royalty payments contemplated by such collaborations will be made. See "Risk Factors--Dependence Upon Present and Future Collaborative Arrangements."

SCRIPTGEN'S INTERNAL DEVELOPMENT PROGRAM

OVERVIEW

    Scriptgen's internal development efforts have initially focused on anti-infectives, where it has identified novel cidal targets and lead compounds in the fungal, bacterial and viral areas. Scriptgen has progressed rapidly in the anti-infective area and has four lead compounds in development as well as a number of other potential drug candidates under review. The Company has also completed feasibility studies on novel targets in a number of other areas, including oncology and immunologic disorders, and in several cases has identified drug candidates. The Company believes that the anti-infective market is attractive as an initial field of focus because of the following:

    - LARGE MARKET. Infectious diseases are the leading cause of death worldwide. According to 1996 sales data compiled by IMS International, anti-infective drugs generated approximately $30 billion in worldwide sales and constituted the fourth largest pharmaceutical market worldwide.

    - SCRIPTGEN TECHNOLOGY UNIQUELY SUITED FOR ANTI-INFECTIVES. The clinical efficacy of certain anti-infective drugs is being threatened by emerging strains of drug resistant pathogens and opportunistic infections arising from the growing number of immunosuppressed patients. In addition, scientists have recognized that newly identified pathogens are causing outbreaks of disease. GATE allows a determination of whether the pathogen dies as a result of a specific inactivation of a gene product, how quickly it dies and how much of the target must be modified to produce the desired effect. ATLAS and SCAN are used to quickly identify potential drug candidates for these validated targets. These technologies allow the Company to focus its efforts on identifying compounds with a high probability of being effective against the disease with low toxicity and side effects.

    - FEWER TECHNICAL AND REGULATORY HURDLES TO OVERCOME. Anti-infective drug development faces fewer technical hurdles in large part because invading pathogens are distinct organisms that can be identified and targeted separately from human host cells. In addition, because animal models for anti-infectives are considered to be fairly predictive of the therapeutic response in patients, and pharmacokinetic and pharmacodynamic parameters can be modeled in animals, there are fewer technical and regulatory hurdles. Initial human clinical studies to determine safety and efficacy of new anti-infective drugs can be conducted in short-term studies. Additionally, measures of drug efficacy are well established.

TARGET IDENTIFICATION AND VALIDATION AND HIGH THROUGHPUT SCREENING

    Scriptgen focuses on the identification and validation of targets essential for the survival of the pathogen. Scriptgen uses GATE in its structured target selection process to focus on targets which are predictive of the following desirable therapeutic objectives: microbicidal, fast-acting, low toxicity, broad spectrum activity and low resistance. Scriptgen has validated more than 45 cidal fungal, bacterial and viral targets and is validating a number of others.

    Validated targets meeting the selection criteria are screened against the Company's compound library in a high throughput mode. Depending upon the nature of the individual target, functional assays may be used directly, or after pre-screening with ATLAS or SCAN. Compounds that demonstrate specific anti-infective activity are carefully scrutinized for their suitability as drug candidates before being advanced into preliminary development. Criteria used for selecting development candidates include: low molecular weight, chemical feasibility and manufacturing cost, potential toxicity, cellular uptake, metabolic stability and specificity. Compounds selected are then subjected to preliminary modifications using medicinal as well as directed combinatorial chemistry techniques, and a variety of analogs are produced for testing in animal models.

DRUG CANDIDATES IN DEVELOPMENT

    Scriptgen's internal development program has made rapid progress in the anti-infective area. The Company currently has four lead compounds in development as well as a number of other compounds under review, even though it has not yet screened all of its compounds against all of its targets.

    ANTIFUNGALS. Scriptgen's program has identified three families of compounds that show broad spectrum antifungal activity, including effectiveness against drug resistant strains of CANDIDA ALBICANS, the most widespread cause of life threatening fungal infections. Two low molecular weight compounds, ST61219 and ST61769, have been chosen for further development. In animal studies, these compounds have cured mice infected with CANDIDA ALBICANS, including a strain resistant to a marketed antifungal, flucanazole, at oral doses that produced no overt side effects.

    Initial pre-clinical data, including animal studies, on ST61219 and ST61769 indicate that these compounds may have several advantages over Diflucan (flucanazole) and Sporanox (itraconazole), the current market leaders in the antifungal area with worldwide sales in excess of $1.0 billion in 1996. These advantages include:

    - CIDALITY. ST61219 and ST61769 kill the pathogen rather than simply inhibit its growth temporarily (static). Cidality eliminates the need for chronic application of static compounds which has the potential of adverse side effects and may give rise to drug resistance. Cidality is particularly important for that large segment of the patient population suffering from opportunistic infections because of impaired immune systems.

    - RAPID ACTIVITY. ST61219 and ST61769 act much more rapidly, which may allow for reduced dosing over a shorter time period. This faster cidality may result in a lower probability for the development of resistance.

    - BROAD SPECTRUM. ST61219 and ST61769 are effective against a broad range of pathogens, as well as specific strains that have developed resistance to the current drugs.

    ANTIBACTERIALS. Scriptgen's program has identified a family of compounds which shows broad spectrum antibacterial activity, and is efficacious against drug resistant strains of STAPHYLOCOCCUS AUREUS, a major cause of bacterial infections. From this family, one low molecular weight compound, ST41590, has been selected for further development. ST41590 is a natural product extract and is amenable to an efficient chemical synthesis.

    Initial pre-clinical data on ST41590 indicate that it may have a significant therapeutic advantage over available antibiotics because of its broad spectrum activity, rapid cidality and efficacy against pathogenic strains resistant to current drugs.

    ANTIVIRALS. High throughput functional screening has traditionally been unavailable to antiviral drug discovery because the small genomes of viruses produce few potential targets for therapeutic intervention. Furthermore, most of the targets that have been identified are not fully characterized and are difficult to incorporate into high throughput assays. ATLAS and SCAN overcome these difficulties and enable Scriptgen to screen compounds against novel targets in Hepatitis B virus and Hepatitis C virus. The Company has identified four families of compounds that have shown antiviral activity against Hepatitis B virus. One low molecular weight compound, ST135647, has been selected for further development. The remaining compounds are being analyzed for their suitability as drug candidates.

    Initial pre-clinical data on ST135647 indicate that it may have several advantages over drug candidates known by the Company to be in development ("Known Drug Candidates"), including the following:

    - NOVEL TARGET. ST135647 acts on a novel target of the Hepatitis B virus that is critical for replication. The Company believes that ST135647 will overcome problems of resistance that have already emerged with some of the Known Drug Candidates that act on different viral targets.

    - EFFICACIOUS. ST135647 has been shown in preliminary tests to be a potent inhibitor of viral replication at concentrations that have shown minimal toxic effects to the human liver cells in which the virus replicates. Some of the Known Drug Candidates have shown limited efficacy or undesirable side effects.

    - POTENTIAL FOR COMBINATION THERAPY. ST135647 may act beneficially in combination with some of Known Drug Candidates because of its novel site of action. Many experts agree that multi-drug therapy represents the most effective approach for treatment of Hepatitis B virus.

PATENTS AND PROPRIETARY TECHNOLOGY

    Patent protection for the Company's technologies, targets and compounds is important to its business. The Company has filed certain U.S. and foreign patent applications and has certain issued U.S. patents and allowed U.S. patent applications. To date, no foreign patents have been issued and no foreign patent applications have been allowed. The Company usually employs the Patent Cooperation Treaty ("PCT") to file foreign counterparts to its pending U.S. patent applications. Under the PCT it is possible to defer the filing of national patent applications in the jurisdictions in which such protection is being sought until 30 months after the filing date of the corresponding U.S. patent application, at which time the Company has the option of filing the national phase patent applications that would be prosecuted according to the procedures and practices of the respective national patent offices.

    Two of the Company's U.S. patents and one of its allowed U.S. patent applications claim aspects of the Company's ATLAS screening technology. The two issued U.S. patents and the allowed U.S. patent application in the ATLAS field claim certain methods whereby a target protein is incubated in the presence and absence of several test ligands, and evaluated based on the extent to which the target protein is folded, unfolded, or intermediately folded in the absence or presence of the test ligands. The Company also has a notice of allowance for a patent application that claims a certain fungal target protein complex, known as TAF, which is important in certain gene transcription events in the model yeast
S. CEREVISIAE. This fungal protein complex may be relevant to the Company's research because it may be used as a target protein in the Company's screening technologies in order to identify compounds that interfere with the fungal life cycle, and to confirm the biological activity of such compounds. A notice of allowance is issued by the USPTO after a patent application has been examined and it has been found that the applicant is entitled to a patent. The notice calls for payment of a specified sum constituting the government issue fee which must be paid within three months. The patent is generally granted (issued) several months after the issue fee has been paid. The Company's issued patents expire between 2013 and 2015.

    The Company's success will depend in part on its ability to obtain U.S. and foreign patent protection for its drug candidates and the components of its technology platform, preserve its trade secrets and operate without infringing the proprietary rights of third parties. Because of the length of time and expense associated with bringing new drug candidates through the development and regulatory approval process to the marketplace, drug discovery companies have traditionally placed considerable importance on obtaining patent and trade secret protection for significant new technologies, products and processes. The Company's policy is to make diligent efforts to protect its screening technologies, targets, compounds, and certain other technology by, among other things, filing, or causing to be filed on its behalf, patent applications in the USPTO, and elsewhere where the Company deems appropriate and cost effective. There can be no assurance that patents will be granted with respect to any of the Company's or its licensors' patent applications which are pending or may be filed in the future. Further, there can be no assurance that any rights the Company may have under issued patents will provide the Company with significant protection against competitive products or otherwise be commercially viable. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under such patents are still developing, and thus there is no consistent policy in this regard. The patent position of a drug discovery company such as Scriptgen is highly uncertain and involves complex legal and factual questions. There can be no assurance that any existing or future patents issued to, or licensed by, the Company will not subsequently be challenged, infringed upon, invalidated or circumvented by others. In addition, patents may have been granted, or may be granted, to others covering processes or products that are necessary or useful to the development of the Company's technologies, targets and compounds. If any of the Company's technologies, targets or compounds are found to infringe upon the patents or other intellectual property of others, the Company's ability to develop and commercialize its technologies, targets and compounds could be severely restricted or prohibited. In such event, the Company may be required to obtain licenses from third parties to utilize their patents or other proprietary rights. There can be no assurance that the Company will be able to obtain such licenses on acceptable terms, or at all. There is significant litigation in the pharmaceutical and biotechnology industry regarding patents and other proprietary rights. If the Company becomes involved in litigation regarding its proprietary rights or the rights of others, the Company could incur substantial costs in defending infringement claims, obtaining licenses, engaging in interference and opposition proceedings or other challenges to its patent rights or other proprietary rights, or in bringing such proceedings or enforcing any proprietary rights against third parties. The Company's inability to obtain necessary licenses or its involvement in proceedings concerning proprietary rights could have a material adverse effect on the business, operating results and financial condition of the Company.

    The Company initially applies for patents on many of its inventions by filing a provisional patent application in the USPTO. The Uruguay Round Agreements Act (effective June 8, 1995) established a domestic priority system and a mechanism to enable those seeking to quickly and inexpensively file provisional applications for their inventions. Unlike regular (non-provisional) U.S. patent applications, provisional applications do not need claims and no oath or declaration is required. The specification of the provisional application must describe the invention in sufficient detail to enable those skilled in the art to practice the invention. Applicants are entitled to claim the benefit of the priority of their provisional application in a subsequently filed regular (non-provisional) U.S. patent application. The domestic priority period (one year) during which the provisional patent application is pending does not count in the measurement of the 20-year U.S. patent term. Thus, by filing provisional applications domestic applicants are placed on an equal footing with foreign applicants with respect to the patent term and can also file initial patent applications for their inventions quickly and inexpensively. Provisional applications are automatically abandoned by the USPTO 12 months after their filing date. The Company generally converts those provisional applications that cover subject matter of continuing commercial interest to the Company into regular U.S. patent applications (which claim the priority of the underlying provisional application) before the end of the 12-month priority period.

    The Company has filed a provisional patent application claiming certain aspects of its GATE technology. The Company is aware that another party has applied for a patent for certain technologies which may overlap with or dominate parts of the Company's GATE technology. The Company is in negotiations with such party to acquire a license of such party's rights covered by its patent application. If the Company determines to seek to obtain such license, there can be no assurance that the Company will be able to obtain such a license on terms favorable to the Company, if at all. Further, if the claims in the two aforementioned patent applications are found to be sufficiently similar, the USPTO may declare an interference proceeding which may result in the Company's patent application being rejected. Even if the interference proceeding is decided favorably to the Company, participation in the proceeding would likely be costly to the Company. Whether or not an interference proceeding is declared, the other party may be issued a patent which claims all or part of the Company's GATE technology. If the Company determines to pursue such license and is unsuccessful, the Company could be severely restricted or barred from using, manufacturing and selling products resulting from the Company's GATE technology. Such restriction or prohibition, or the failure to obtain such license could have a material adverse effect on the Company's business, operating results and financial condition.

    The Company has filed a provisional patent application claiming certain antitumor drug candidates. The Company has acquired certain rights in this invention pursuant to an assignment agreement with two of the inventors (the "Assignors"), Michael Palfreyman, Ph.D., D.Sc., and Mark Wuonola, Ph.D. The Company is pursuing parallel assignment agreements with the remaining four inventors, three of whom are affiliated with academic institutions. Should it be necessary for these inventors to assign their rights to their academic institutions, the Company would seek to obtain exclusive licenses to these institutions' rights in the invention; however, there can be no assurance that the Company will be able to obtain such licenses on terms favorable to the Company, if at all.

    The Company and Boston University are joint owners of two U.S. patent applications and an international patent application covering improvements to the synthesis of ST41590. The Company has obtained an exclusive license to Boston University's rights under such patent applications.

    The Company acquired certain rights in its ATLAS screening technology pursuant to an Assignment Agreement with the two inventors of ATLAS (the "Assignors"), Andrew A. Pakula, Ph.D. and James Bowie, Ph.D. Dr. Pakula is the Company's Director of Drug Discovery Technologies and Dr. Bowie is a consultant to the Company. Pursuant to the terms of the Assignment Agreement, as amended, the Company is obligated to pay to the Assignors certain royalties on amounts received by the Company from (i) net sales of products developed using ATLAS,
(ii) royalties from licenses granting third parties the right to make, use or sell products developed using ATLAS and (iii) royalties from licenses granting third parties the right to use ATLAS.

    In addition to patent protection, the Company relies on trade secrets, know-how and technological advances which it seeks to protect, in part, by confidentiality agreements with its collaborative partners, employees, advisors and consultants. There can be no assurance that these confidentiality agreements will not be breached, that the Company would have adequate remedies for any such breach, or that the Company's trade secrets, know-how and technological advances will not otherwise become known or be independently discovered by others.

GOVERNMENT REGULATION

OVERVIEW

    Regulations imposed by United States federal, state and local authorities, as well as their counterparts in other countries, are a significant factor in the conduct of the research, development, manufacturing and marketing activities for the Company's potential drug candidates.

    The development, manufacture and marketing of drugs developed by the Company or its collaborative partners are subject to regulation by numerous governmental agencies in the United States, principally the

FDA, by state and local governments, and in some instances by foreign governments. Pursuant to the Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder (the "FDC Act"), the FDA regulates the pre-clinical and clinical trials, safety, effectiveness, manufacture, labeling, storage, distribution and promotion of drugs. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, recall or seizure of products, total or partial suspension of production, refusals to permit products to be imported into or exported out of the United States, failure of the government to grant approval for new drugs or antibiotic products, withdrawal of marketing approvals, denial or suspension of government contracts and criminal prosecution.

    Product development and approval within the FDA regulatory framework usually take a significant number of years, involve the expenditure of substantial capital resources and are uncertain. Moreover, there is no assurance that the current regulatory framework will not change or that additional regulatory standards will not be promulgated at any stage of the Company's or its collaborative partners' product development that may adversely affect approval, delay the submission or review of an application or require additional expenditures by the Company.

U.S. REGULATORY PROCESS

    New drugs must be found safe and effective by the FDA through the approval of a new drug application ("NDA") pursuant to section 505 of the FDC Act prior to marketing in interstate commerce. Prior to this, the pre-clinical data (animal and IN VITRO laboratory data) and clinical data (human data) are regulated by the FDA pursuant to regulations and the issuance and continuing FDA oversight of an investigational new drug application ("IND"). Post-NDA approval, the FDA maintains continuing regulatory control over the marketing of approved drugs, regulating most closely manufacturing, promotional activities and the appropriate submission of adverse reaction information. Any material changes to the indication for use, other labeling or manufacturing, require FDA approval of a supplement to the NDA prior to any such change being made.

    Before testing in the United States of any compounds with potential therapeutic value in human test subjects may begin, stringent government requirements for pre-clinical data must be satisfied. Pre-clinical testing includes both IN VITRO and IN VIVO laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Laboratories involved in pre-clinical testing must comply with FDA regulations regarding Good Laboratory Practices. Pre-clinical testing results obtained from studies in several animal species, as well as from IN VITRO studies, are submitted to the FDA as part of the IND and are reviewed by the FDA prior to the commencement of human clinical trials. These pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial (Phase I) studies in human volunteers. Unless the FDA objects to an IND, the IND becomes effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in the commencement of human clinical trials. Moreover, once trials have commenced, the FDA may stop the trials by placing them on "clinical hold" because of concerns about, for example, the safety of the product being tested. Such clinical holds either before the clinical studies commence or after commencement may result in either a temporary halt to the study or abandonment of any further work whatsoever.

    Clinical trials, which involve the administration of the investigational drug to healthy volunteers or to patients under the supervision of a qualified principal investigator, are typically conducted in three sequential phases, although the phases may overlap with one another. Clinical trials must be conducted in accordance with the FDA's Good Clinical Practices, under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent Institutional Review Board (the "IRB") at the institution where the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects, informed consent requirements and the possible liability of the institution. Compounds must be formulated according to the FDA's current Good Manufacturing Practice regulations ("cGMP").

    Phase I clinical trials represent the initial administration of the investigational drug to a small group of healthy human subjects or to a group of selected patients with the targeted disease or disorder. The goal of Phase I clinical trials is typically to test for safety (adverse effects), dose tolerance, absorption, biodistribution, metabolism, excretion and clinical pharmacology and, if possible, to gain early evidence regarding efficacy.

    Phase II clinical trials involve a small sample of the actual intended patient population and seek to assess the efficacy of the drug for specific targeted indications, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

    Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase III clinical trials are initiated to confirm the further clinical safety and efficacy of the investigational drug in a broader sample of the general patient population at geographically dispersed study sites in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for product labeling. The Phase III clinical development program consists of expanded, large-scale studies of patients with the target disease or disorder to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosage regimen. These studies may include investigation of the effects in subpopulations of patients, such as the elderly, children, etc. All of the phases of clinical studies must be conducted in conformance with the FDA's investigational new drug and bioresearch monitoring regulations (such as IRB, informed consent and sponsor monitoring requirements).

    All data obtained from a comprehensive development program including research and product development, manufacturing, pre-clinical and clinical trials and related information are submitted in an NDA to the FDA and the corresponding agencies in other countries for review and approval. In addition to reports of the trials conducted under the IND application, the NDA includes information pertaining to the preparation of the new drug, analytical methods, details of the manufacture of finished products and proposed product packaging and labeling. Although the FDC Act requires the FDA to review NDAs within 180 days of their filing, in practice longer times are usually required. The FDA also frequently requests that additional information be submitted, requiring significant additional review time. As a result of the Prescription Drug User Fee Act, the FDA has made commitments to speed the review of NDAs and NDA Supplements. While implementation of this by the FDA has sped up certain decision-making by the FDA, it has not, with regard to many drugs, sped up the overall development and approval time. Any proposed product of the Company likely would be subject to demanding and time-consuming NDA approval procedures in virtually all countries where marketing of the products is intended. These regulations define not only the form and content of safety and efficacy data regarding the proposed product but also impose specific requirements regarding manufacture of the product, quality assurance, packaging, storage, documentation and record keeping, labeling, advertising and marketing procedures.

    Timetables for the various phases of clinical trials and NDA approval cannot be predicted with any certainty. The Company, its collaborative partners or the FDA may suspend clinical trials at any time if it is believed that individuals participating in such trials are being exposed to unacceptable health risks. Even assuming that clinical trials are completed and that an NDA is submitted to the FDA, there can be no assurance that the NDA will be reviewed by the FDA in a timely manner or that once reviewed, the NDA will be approved. The approval process is affected by a number of factors, including the severity of the targeted indications, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. The Company's ability to market its products successfully is further dependent on the patent and marketing exclusivity rights of a competitor's products.

    Among the other requirements for drug product approval is the requirement that the manufacturer conform to the FDA's cGMP regulations. Manufacturers also must continue to expend time, money and effort in product, record keeping and quality control to assure that the product meets applicable specifications and other requirements. The manufacturer also has obligations to report post marketing adverse drug experiences to the FDA. The FDA periodically inspects manufacturing facilities in the United

States to assure compliance with applicable cGMP and other regulatory requirements. Failure of the Company (or manufacturer of a Company product) to comply with cGMP regulations or other FDA regulatory requirements could have a material adverse effect on the Company and result in one or more regulatory actions affecting either the product, the Company and its officials, or both.

    Completing the multitude of steps necessary before marketing can begin requires the expenditure of considerable resources and can consume a long period of time. Delay or failure in obtaining the required approvals or clearances by the Company, its collaborative partners or its licensees would have an adverse effect on the ability of the Company to generate sales or royalty revenue. In addition, the impact of new or changed laws or regulations cannot be predicted.

    There can be no assurance that the regulatory framework described above will not change or that additional regulations will not arise that may affect approval of or delay an IND or an NDA. In addition, there can be no assurance that there will not be a change in currently accepted scientific standards that may affect the ultimate approval of such products. Moreover, because the Company's present collaborative partners are, and it is expected that the Company's future collaborative partners may be, primarily responsible for pre-clinical and clinical trials, regulatory approvals, manufacturing and commercialization of drugs, the ability to obtain and the timing of regulatory approvals are not within the control of the Company. Should the collaborative partners develop regulatory problems, for example, cGMP violations, such problems may adversely impact upon the Company's resources.

    Prior to the commencement of marketing a product in other countries, approval by the regulatory agencies in such countries is required, whether or not FDA approval has been obtained for such product. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than the time required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country has its own procedures and requirements.

    The Company is also subject to regulation under other federal laws and regulation under state and local laws, including laws relating to occupational safety, laboratory practices, controlled substances, the use, handling and disposition of radioactive materials, environmental protection and hazardous materials. Although the Company believes that its safety procedures for handling and disposing of radioactive compounds and other hazardous materials used in its research and development activities comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of any such accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

COMPETITION

    Competition among drug discovery companies and pharmaceutical and biotechnology companies which are involved in drug discovery is intense. Because the Company's technology platform incorporates a number of different technologies, the Company competes in many areas, including target identification and validation, assay development and high throughput screening. The Company competes directly against other drug discovery companies, the research departments of pharmaceutical and biotechnology companies, other commercial enterprises, government agencies and numerous academic and research institutions. Such companies and other entities are conducting research in various areas which constitute portions of the Company's technology platform, either on their own or in collaboration with others. There can be no assurance that drug discovery companies which currently compete with the Company in specific areas will not merge or enter into joint ventures or other alliances with one or more other such companies and become substantial multi-point competitors or that the Company's collaborators will not assemble their own competing drug discovery technologies. Genomics and combinatorial chemistry companies, among others, may also expand their business to include compound screening or screen development, either alone or pursuant to alliances with others. The Company anticipates that it will face increased competition in the future as new companies enter the market and advanced technologies, including more sophisticated information technologies, become available. The Company's drug discovery techologies, in particular GATE, ATLAS and SCAN, may be rendered obsolete or uneconomical by advances in existing technological approaches or the development of different approaches by one or more of the Company's current or future competitors. In particular, the Company's technology faces intense competition from drug discovery companies engaged in gene sequencing, functional genomics, and differential gene expression technology in the area of target validation, and companies engaged in high throughput screening. Many of the Company's competitors have greater financial and personnel resources, and more experience in research and development, than the Company. There can be no assurance that the Company's competitors will not succeed in developing technologies and drugs that are more effective or less costly than any which are being developed by the Company or which would render the Company's technology and any future drugs obsolete and noncompetitive.

    In addition, some of the Company's competitors have greater experience than the Company in conducting pre-clinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, the Company's competitors may succeed in obtaining FDA or other regulatory approvals for competing drug candidates more rapidly than the Company. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs, before their competitors may achieve a significant competitive advantage, including certain patent and FDA marketing exclusivity rights that would delay the Company's ability to market certain products. There can be no assurance that drugs, if any, resulting from the Company's internal development efforts or the joint efforts of the Company and its collaborators will be able to compete successfully with competitors' existing products or products under development or that they will obtain regulatory approval in the United States or elsewhere.

EMPLOYEES

    As of December 31, 1997, the Company had 51 full time employees, 43 of whom were engaged in research and development and eight of whom were engaged in management, administration and finance. Doctorates are held by approximately 38% of the Company's full time employees. In addition, the Company employs individuals on a rotating, full time basis to fill a variety of research positions. The Company's policy is to have each of its directors, officers, employees and advisors sign an agreement which prohibits the disclosure of confidential information to anyone outside the Company and requires disclosure and assignment to the Company of ideas, developments, discoveries and inventions made by the employee.

    The Company's employees are not covered by a collective bargaining agreement. The Company has never experienced an employment-related work stoppage and considers its employee relations to be good.

PROPERTIES

    The Company's headquarters and research and development facilities are located in a 15,440 square foot facility in Medford, Massachusetts. The Company has leased the premises through October 30, 1998. The Company plans to lease approximately 85,000 square feet of additional office and laboratory space within the next twelve months to support expansion of its programs.

LEGAL PROCEEDINGS

    The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

    The following sets forth the name, ages and positions of the executive officers, directors and key employees of the Company:

NAME                                                       AGE      POSITION
-----------------------------------------------------      ---      -----------------------------------------------------

EXECUTIVE OFFICERS AND DIRECTORS:
Mark T. Weedon.......................................          46   President, Chief Executive Officer and Director
Michael G. Palfreyman, M.R.
  Pharm. S., Ph.D., D.Sc.............................          52   Vice President of Research and Development
Michael W. Heslop....................................          38   Vice President of Business Development
Karen A. Hamlin......................................          38   Senior Director of Operations, Secretary and
                                                                      Treasurer
Barry Weinberg(1)....................................          59   Chairman of the Board
David Baltimore, Ph.D.(1)............................          59   Director
Allan R. Ferguson(2).................................          55   Director
Jason S. Fisherman, M.D.(2)..........................          41   Director

KEY EMPLOYEES:
Jacob J. Clement, Ph.D...............................          53   Senior Director of Technology Development
Yibin Xiang, Ph.D....................................          47   Director of Chemistry
Andrew A. Pakula, Ph.D...............................          40   Director of Drug Discovery Technologies
C. Richard Wobbe, Ph.D...............................          40   Director of Drug Discovery

--------------

(1) Member of Audit Committee

(2) Member of Compensation Committee

    MARK T. WEEDON has been President, Chief Executive Officer and director of the Company since August 1997. From 1987 to August 1997, Mr. Weedon held various positions with Glaxo Wellcome plc, a pharmaceutical company, including Global General Manager of OTC Operations (1995-August 1997), Director of Group Licensing for the Wellcome Foundation plc (1993-1995) and President of Burroughs Wellcome Inc. (Canada) (1990-1993). Mr. Weedon received a B.A. from the University of Toronto and an M.B.A. from the University of Western Ontario.

    MICHAEL G. PALFREYMAN, M.R. PHARM. S., PH.D., D.SC. joined the Company in October 1994 as Vice President of Research and Development. From 1976 until October 1994, Dr. Palfreyman held various positions with Marion Merrell Dow Inc. and its predecessor, the Merrell Dow Research Institute, including Vice President of Marion Merrell Dow Research North America (1992 to October 1994), Vice President of Global Biological and Scientific Affairs (1991-1992) and Director of Pharmacological Sciences (1987-1991). Dr. Palfreyman received his undergraduate, Ph.D. and D.Sc. degrees from the University of Nottingham, England, from which he also holds an advanced degree in Pharmacy.

    MICHAEL W. HESLOP joined the Company in December 1997 as Vice President of Business Development. From 1982 to December 1997, Mr. Heslop held various Marketing and Sales positions at Glaxo Wellcome Inc., including Director of Marketing-Anti-Infectives (1995-December 1997) and Director of Marketing-Central Nervous System (1994-1995), and Director of Marketing-Corporate and National Sales Manager for Burroughs Wellcome Inc. (Canada) (1990-1994). Mr. Heslop received a B.S. in Biology from McGill University and an M.B.A. from Concordia University.

    KAREN A. HAMLIN joined the Company in December 1992 and serves as Senior Director of Operations, Secretary and Treasurer. From December 1988 until December 1992, Ms. Hamlin was Director of Operations at Transkaryotic Therapies, Inc., a biotechnology company. From January 1987 to December 1988, Ms. Hamlin was responsible for Laboratory Operations and Regulatory Compliance at Cambridge

Research Laboratory, a division of Ortho-Clinical Diagnostics, an affiliate of Johnson & Johnson. Ms. Hamlin received a B.S. in Biology from St. Anselm College and an M.S. in Biological Sciences from Rutgers University.

    BARRY WEINBERG has served as Chairman of the Board of Directors of the Company since September 1993. Mr. Weinberg was also the Company's acting President and Chief Executive Officer from December 1995 until August 1997. Mr. Weinberg was a co-founder and is currently President of CW Group, a venture capital firm specializing in the health-care industry. Mr. Weinberg holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology and an M.B.A. from New York University. Mr. Weinberg serves as a director of AutoImmune Inc. and CareAdvantage, Inc.

    DAVID BALTIMORE, PH.D. has served as a director of the Company since August 1994. Since July 1994, Dr. Baltimore was the Ivan R. Cottrell Professor of Molecular Biology at the Massachusetts Institute of Technology until October 1997 when he became President of California Institute of Technology. From 1990 until July 1994, Dr. Baltimore was a professor at Rockefeller University and served as its president from 1990 until 1991. Dr. Baltimore founded the Whitehead Institute at the Massachusetts Institute of Technology in 1982 and served as its Director from 1982 until 1990. Dr. Baltimore received the Nobel Prize in 1975 for his discovery of reverse transcriptase. Dr. Baltimore holds a B.S. in Chemistry from Swarthmore College, and a Ph.D. from Rockefeller University.

    ALLAN R. FERGUSON has served as a director of the Company since September 1993. Since 1993, Mr. Ferguson has been a general partner of Atlas Venture, a venture capital firm, and since 1991 he has served as the Managing General Partner of the venture capital firm of Aspen Ventures. From 1986 to 1991 he served as President of 3i Ventures, another venture capital firm. Mr. Ferguson currently serves as a director of ArQule, Inc. and AutoImmune Inc. He received a B.S. in Chemical Engineering from the University of Delaware.

    JASON S. FISHERMAN, M.D. has served as a director of the Company since April 1995. Dr. Fisherman is a partner at Advent International Corporation, a venture capital firm where he specializes in biotechnology and health-care companies. From 1991 to 1994, Dr. Fisherman was Senior Director of Medical Research at Enzon, Inc., a biopharmaceutical company. He currently serves as a director of ILEX Oncology, Inc. and several private health-care companies. Dr. Fisherman received a B.A. in Molecular Biophysics and Biochemistry from Yale University, an M.D. from the University of Pennsylvania and an M.B.A. from the Wharton School at the University of Pennsylvania.

    JACOB J. CLEMENT, PH.D. joined the Company in March 1997 and serves as Senior Director of Technology Development. From 1988 until March 1997, Dr. Clement held various positions with Abbott Laboratories, including Director, New Lead Discovery Area (1993-March 1997), Head, Antitumor Development Venture (1992-1993) and Senior Project Leader, Anti-infectives Area (1991-1993). Dr. Clement received a B.A. in Biology from St. Mary's University and an M.S. in Microbiology from Roosevelt University and a Ph.D. and an M.S.P.H. from the University of North Carolina. Dr. Clement conducted research and taught at the University of Minnesota.

    YIBIN XIANG, PH.D. joined the Company in October 1997 as Director of Chemistry. From May 1993 until October 1997, Dr. Xiang held various positions with Genetics Institute, including Senior Scientist and Head of Medicinal Chemistry (October 1996-October 1997) and Principal Scientist and Head of Medicinal Chemistry (1993-October 1996) in the Small Molecule Drug Discovery department. From 1988 until 1993 Dr. Xiang worked in the Medicinal Chemistry Department at Merck-Frosst in Canada as Research Fellow. Dr. Xiang received a B.A. in Chemistry from Shanghai Medical University and a Ph.D. in Chemistry from the Swiss Federal Polytechnic Institute. Dr. Xiang conducted postdoctoral studies with Professor E.J. Corey at Harvard University.

    ANDREW A. PAKULA, PH.D. joined the Company in February 1993 and serves as Director of Drug Discovery Technologies. Dr. Pakula received a B.S. in Biology and Chemistry from Tufts University and a

Ph.D. in Biology from the Massachusetts Institute of Technology. From 1989 until the end of 1992 Dr. Pakula conducted postdoctoral studies in the laboratory of Dr. Melvin Simon at the California Institute of Technology, where he was a Senior Postdoctoral Fellow.

    C. RICHARD WOBBE, PH.D. joined the Company in August 1994 and serves as Director of Drug Discovery. From July 1991 until August 1994, Dr. Wobbe was with Merck Research Laboratories, where he developed assays for analyzing the regulation of viral gene transcription. Dr. Wobbe received a B.S. in Biochemistry from Centre College and a Ph.D. in Biochemistry from the University of Tennessee. Dr. Wobbe conducted postdoctoral studies at Sloan-Kettering Cancer Center and at Harvard University.

    All directors hold office until the next meeting of the stockholders of the Company and until their successors are elected and qualified. All directors were elected to the Board of Directors pursuant to a stockholders' agreement, which will terminate upon consummation of the Offering. Officers are appointed to serve, at the discretion of the Board of Directors, until their successors are appointed.

    Pursuant to the terms of the stockholders' agreement which became effective upon the closing of the BioChem Offering, BioChem has the right to designate one member of the Board of Directors. Such stockholders' agreement also requires certain stockholders to vote their shares of Common Stock in favor of such nominee at any meeting of stockholders for the election of directors. BioChem's right to designate a director will terminate in the event that BioChem and its permitted transferees own less than 10% of the Series D Preferred Stock and any Common Stock issued upon conversion of such stock, or December 17, 2007. It is expected that following the completion of the Offering, the Board of Directors will be increased to six members and a designee of BioChem will be elected to the Board of Directors. See "Certain Transactions--BioChem Offering."

    The Board of Directors has established an Audit Committee composed of Dr. Baltimore and Mr. Weinberg and a Compensation Committee composed of Mr. Ferguson and Dr. Fisherman. The Audit Committee is charged with reviewing the Company's annual audit and meeting with the Company's independent accountants to review the Company's internal controls and financial management practices. The Compensation Committee recommends to the Board of Directors the compensation for the Company's key employees.

SCIENTIFIC ADVISORY BOARD

    The Company has established a Scientific Advisory Board consisting of twelve members with experience in fungal, bacterial and viral gene expression, structural biology, pharmacology and drug design. Its members work closely with the Company's management and scientists, assess the scientific and medical direction of the Company, review research and development progress, and evaluate new technologies that relate to the Company's development. The Scientific Advisory Board meets as a group two times per year and members are available individually on an ongoing basis. The co-chairmen of the Scientific Advisory Board are the two founding scientists of the Company, Michael R. Green, M.D., Ph.D., and Peter S. Kim, Ph.D.

    All of the Company's Scientific Advisory Board members have signed consulting agreements with the Company and have either purchased shares of Common Stock or been granted options to purchase Common Stock.

    The members of Scriptgen's Scientific Advisory Board are:

    MICHAEL R. GREEN, M.D., PH.D. is a Professor of Biochemistry and Molecular Biology at the University of Massachusetts Medical Center and an Investigator at the Howard Hughes Medical Institute. Dr. Green's expertise is in the transcriptional control of viral, fungal and human gene expression. He is a recipient of the Presidential Young Investigator Award, the Searle Scholar Award and the McKnight Award in Neurosciences. Dr. Green consults with the Company on its antifungal and antiviral programs with specific emphasis on transcription and its role in gene expression. Dr. Green received his B.S. in

Biochemistry from the University of Wisconsin, Madison and his M.D. and Ph.D. in Biochemistry from Washington University in St. Louis.

    PETER S. KIM, PH.D. is a Member of the Whitehead Institute, a Professor of Biology at the Massachusetts Institute of Technology and an Associate Investigator at the Howard Hughes Medical Institute. Dr. Kim is also a member of the National Academy of Sciences. Dr. Kim's expertise is in macromolecular recognition, including the interaction between transcription factors, and in protein design, protein folding and viral membrane fusion. He has received the 1994 Eli Lilly Award in Biological Chemistry from the American Chemical Society, the 1994 DuPont Merck Award of the Protein Society and the 1993 National Academy of Sciences Award in Molecular Biology. Dr. Kim consults with the Company on its drug discovery programs focusing on structural biology and protein chemistry. Dr. Kim received his A.B. in Chemistry from Cornell University and his Ph.D. in Biochemistry from Stanford University.

    THOMAS C. ALBER, PH.D. is a Professor of Molecular and Cell Biology at the University of California, Berkeley. Dr. Alber is an expert in X-ray crystallography and protein structure. He consults with the Company on its affinity programs utilizing his expertise in protein structure/function relationships. Dr. Alber received his B.A. in Chemistry from the University of California, Santa Cruz and his Ph.D. in Biology from the Massachusetts Institute of Technology.

    STEPHEN K. BURLEY, M.D., D. PHIL. is an investigator at the Howard Hughes Medical Institute. Dr. Burley is an expert in structural biology. He consults with the Company on the biochemistry and molecular biology of fungal transcription factors and in certain target areas. Dr. Burley received his B.S. in Physics from the University of Western Ontario and his D. Phil. from Oxford University and his M.D. from Harvard Medical School.

    FRED E. COHEN, M.D., D. PHIL. is a Professor of Medicine and Pharmaceutical Chemistry at the University of California, San Francisco. He is an expert in the molecular modeling of low molecular weight drugs and their interactions with macromolecules. Dr. Cohen consults with the Company on pharmaceutical drug design and in molecular modeling. Dr. Cohen was a Rhodes Scholar and received his B.S. in Molecular Biochemistry and Biophysics from Yale University, his M.D. from Stanford University and his D. Phil. in Molecular Biophysics from Oxford University.

    DANIEL S. KEMP, PH.D. is a Professor of Chemistry at the Massachusetts Institute of Technology. Dr. Kemp is an expert in the chemical synthesis of peptides and proteins, protein structure and function and bio-organic chemistry. He consults with the Company on organic and medicinal chemistry. Dr. Kemp received his B.A. in Chemistry from Reed College and his Ph.D. in Organic Chemistry from Harvard University.

    DAVID M. LIVINGSTON, M.D. is a staff member at the Brigham and Women's Hospital and the Dana-Farber Cancer Institute, where he was Director and Physician-in-Chief from 1991 to 1995. Dr. Livingston also holds the Emil Frei Professor of Medicine chair at Harvard Medical School. Dr. Livingston, an expert in Oncology, specializes in tumor suppressor gene function and cell cycle control. He consults with the Company on the clinical aspects of pharmaceutical drug development. Dr. Livingston received his B.A. from Harvard University and his M.D. from Tufts University of Medicine.

    BERNARD MACH, M.D., PH.D. is a Professor of Genetics and Microbiology at the University of Geneva Medical School in Geneva, Switzerland. Dr. Mach is a Member of the French Academy. He is an expert in the molecular and genetic basis of immune responses. Dr. Mach discovered and first reported cDNA cloning in 1975 and introduced and developed molecular genotyping of HLA in 1985. Dr. Mach consults with the Company on its drug development programs with an emphasis on gene expression and cellular immunology. Dr. Mach received his M.D. from the University of Geneva and his Ph.D. from Rockefeller University.

    CAROL PRIVES, PH.D. is a Professor at Columbia University. She is an expert on p53 and other tumor suppressor proteins and their role in the regulation of transcription. Dr. Prives consults with the Company on the selection of transcription based targets and their role in the cause of disease. Dr. Prives received her B.Sc. and Ph.D. degrees in Biochemistry from McGill University.

    ROBERT T. SAUER, PH.D. is the Edwin C. Whitehead Professor of Biology and the Associate Head of the Department of Biology at the Massachusetts Institute of Technology. Dr. Sauer is also a member of the National Academy of Sciences. He is an expert in protein structure determination through genetic selection methodology. Dr. Sauer consults with the Company on ATLAS and SCAN, as well as bacterial transcription and its role in genetic selection. Dr. Sauer received his B.A. in Biophysics from Amherst College and his Ph.D. in Biochemistry from Harvard University.

    KEVIN STRUHL, PH.D. holds the David Wesley Gaiser Professorship in and is the Acting Chairman of Biological Chemistry at the Harvard Medical School. Dr. Struhl is an expert in transcriptional regulatory mechanisms in yeast and functional relationships between yeast and human proteins. He developed early methods for elucidating the relationships between protein structure and function particularly as they relate to transcriptional regulation in yeast. Dr. Struhl consults with the Company on its antifungal program with a focus on fungal transcription and genetic selection. Dr. Struhl received his B.S. and M.S. degrees in Biology from the Massachusetts Institute of Technology and his Ph.D. in Biochemistry from Stanford University.

    ALAN M. SUGAR, M.D. is a Professor of Medicine at Boston University School of Medicine and the Director of the Clinical Center Laboratory at Boston Medical Center. Dr. Sugar's expertise is in pre-clinical and clinical antifungal drug development and the pathogenesis of fungal diseases. He consults with the Company on its antifungal program, with an emphasis on microbiology, animal modeling systems and clinical evaluation. Dr. Sugar received his M.D. from Jefferson Medical College.

DIRECTOR COMPENSATION

    David Baltimore receives $10,000 annually for being a director of the Company. No other non-employee director receives any cash compensation. Barry Weinberg, the Chairman of the Board of the Company, was granted stock options in 1996. See "--Stock Options."

EXECUTIVE COMPENSATION

    The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Company's Chief Executive Officer and the next most highly compensated executive officers for services rendered to the Company during the fiscal year ended December 31, 1997 (the "Named Executive Officers"). No other executive officer of the Company earned in excess of $100,000 during 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG-TERM
                                                               ANNUAL COMPENSATION         COMPENSATION
                                                         --------------------------------  -------------
                                                                                  OTHER     SECURITIES       ALL
                                                                                 ANNUAL     UNDERLYING      OTHER
                                                                                 COMPEN-     OPTIONS/      COMPEN-
NAME AND PRINCIPAL POSITION                                SALARY      BONUS     SATION        SARS        SATION
-------------------------------------------------------  ----------  ---------  ---------  -------------  ---------
Mark T. Weedon.........................................  $   90,673  $       0  $   6,770(2)     339,558  $       0
  President and Chief
  Executive Officer(1)
Barry Weinberg.........................................  $        0  $       0  $       0            0    $       0
  Acting President and Chief Executive
  Officer and Chairman of the Board(1)
Michael G. Palfreyman..................................  $  175,000  $       0  $  14,583(3)      16,262  $       0
  Vice President of Research
  and Development
Karen A. Hamlin........................................  $  107,906  $       0  $       0        5,041    $       0
  Senior Director of Operations,
  Secretary and Treasurer

--------------

(1) Mark T. Weedon became President and Chief Executive Officer of the Company in August 1997. Mr. Weinberg acted as the Company's President and Chief Executive Officer from December 1995 to August 1997. See "--Employment Agreements."

(2) Represents reimbursement of relocation expenses of $6,770.

(3) Represents a housing allowance of $14,583.

EMPLOYMENT AGREEMENTS

    In June 1997, the Company entered into an employment agreement with Mark T. Weedon, President and Chief Executive Officer of the Company, which may be terminated by either party upon 30 days' notice. Pursuant to such agreement, Mr. Weedon receives an annual base salary of $230,000, subject to a review at the end of his first year of employment. Also pursuant to such agreement, Mr. Weedon will receive a $25,000 bonus upon the closing of the Offering and a guaranteed $25,000 bonus no later than the first anniversary of his employment with the Company. Pursuant to his employment agreement, Mr. Weedon was awarded options to purchase 339,558 shares of Common Stock exercisable at $0.15 per share. Such options vest over the first four years of his employment with the Company at the rate of 1/48th of such shares each month, provided that all options will vest if the Company is sold for a purchase price of at least $15.37 per share. The options are immediately exercisable, although the shares of Common Stock issued upon exercise are restricted, and remain subject to repurchase by the Company, until such time as the corresponding options vest. Each vested option is exercisable at any time after the date of vesting up until one year following Mr. Weedon's termination of employment with the Company. Pursuant to his employment agreement, Mr. Weedon will be reimbursed for relocation and other expenses incurred as a result of his commencement of employment with the Company, which are expected to total approximately $50,000. In the event that Mr. Weedon's employment is terminated without cause during the first year of his employment with the Company, he will continue to receive his then-current salary and benefits for the shorter of nine months or the period during which he remains unemployed. In the event that Mr. Weedon's employment is terminated without cause during the second year of his employment with the Company, he will continue to receive his then-current salary and benefits for the shorter of six months or the period during which he remains unemployed. In the event that Mr. Weedon's employment is terminated after his second year of employment with the Company, he will continue to receive his then-current salary and benefits for the shorter of four months or the period during which he remains unemployed.

    In September 1994, the Company entered into an employment agreement with Dr. Michael G. Palfreyman, Vice President of Research and Development for the Company. Dr. Palfreyman's employment agreement provides for the payment of an annual base salary of $175,000 and an annual performance bonus of up to 20% of his annual salary as of January of such year. Pursuant to his employment agreement, Dr. Palfreyman was awarded options to purchase 53,666 shares of Common Stock exercisable at $0.15 per share. Twenty-five percent of such options vested in September 1995 and the remaining shares vest in equal monthly installments through September 1998. Pursuant to his employment agreement, Dr. Palfreyman was reimbursed for relocation expenses aggregating approximately $38,000 and temporary living expenses aggregating approximately $12,000. Dr. Palfreyman also received housing allowances of approximately $21,000, $18,000 and $15,000 in 1995, 1996 and 1997, respectively, and he will receive a $6,000 housing allowance for 1998. Dr. Palfreyman also received a one-time cash payment of $30,000 as compensation for lost bonus from his previous employer. In the event that Dr. Palfreyman's employment is terminated without cause, he will be entitled to severance payments equal to three times his then-current monthly base salary.

    In November 1997, the Company entered into an employment agreement with Michael W. Heslop, Vice President of Business Development for the Company. Mr. Heslop's employment agreement provides for the payment of an annual base salary of $165,000 and an annual performance bonus of up to 20% of his annual salary as of January of such year. Pursuant to his employment agreement, Mr. Heslop was awarded options to purchase 73,181 shares of Common Stock exercisable at $8.76 per share. Twenty-five percent of such options will vest in November 1998 and the remaining shares will thereafter vest in equal monthly installments through November 2001. Mr. Heslop also received a one-time cash payment of $40,000 as compensation for lost bonus from his previous employer. Pursuant to his employment agreement, Mr. Heslop will also be reimbursed for relocation and temporary living expenses which are expected to total approximately $22,000.

    In December 1992, the Company entered into an employment agreement with Karen A. Hamlin, Senior Director of Operations, Secretary and Treasurer of the Company. Ms. Hamlin's employment agreement provides for the payment of an annual base salary of $75,000. Pursuant to her employment agreement, Ms. Hamlin was awarded 11,384 shares of restricted Common Stock at a price of $0.03 per share. Of such shares, 1,138 vested immediately, twenty-five percent of the remaining shares vested in December 1993, and the remaining shares vested in equal monthly installments through December 1996. In the event that Ms. Hamlin's employment is terminated without cause at any time, she will be entitled to severance payments equal to six times her then-current monthly base salary.

STOCK OPTIONS

    The following table sets forth certain summary information concerning individual grants of stock options made during the year ended December 31, 1997 to each of the Named Executive Officers:

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1997

                                                                                             POTENTIAL
                                                                                          REALIZABLE VALUE
                                          INDIVIDUAL GRANTS                                  AT ASSUMED
                          --------------------------------------------------              ANNUAL RATES OF
                           NUMBER OF   % OF TOTAL                                           STOCK PRICE
                            SHARES       OPTIONS     EXERCISE                             APPRECIATION FOR
                          UNDERLYING   GRANTED TO     OR BASE                              OPTION TERM(1)
                            OPTIONS     EMPLOYEES    PRICE PER   EXPIRATION   ----------------------------------------
NAME                        GRANTED    IN 1997(2)      SHARE        DATE           0%            5%           10%
------------------------  -----------  -----------  -----------  -----------  ------------  ------------  ------------
Mark T. Weedon..........     339,558         60.9%   $    0.15      8/11/07   $  2,349,741  $  3,859,513  $  6,175,799
Barry Weinberg..........           0            0%      --           --            --            --            --
Michael G. Palfreyman...      16,262          2.9%   $    0.15      6/18/07        112,533       184,839       295,769
Karen A. Hamlin.........       2,602          0.5%   $    0.15      6/18/07         18,006        29,575        47,325
                               2,439          0.4%   $    8.76      12/5/07        --             13,437        34,051

--------------

(1) These amounts represent assumed rates of appreciation in the price of the Company's Common Stock during the terms of the options in accordance with rates specified in applicable federal securities regulations. Actual gains, if any, on stock option exercises will depend on the future price of the Common Stock and overall stock market conditions. There is no representation that the rates of appreciation reflected in this table will be achieved.

(2) Based on an aggregate of options to purchase 557,425 shares of Common Stock granted to employees in 1997, including options granted to the Named Executive Officers.

    The following table sets forth at December 31, 1997 the number of options and the value of unexercised options held by each of the Named Executive
Officers:

                       AGGREGATED YEAR END OPTION VALUES

                                              NUMBER OF SHARES SUBJECT
                                                         TO                 VALUE OF UNEXERCISED
                                               UNEXERCISED OPTIONS AT           IN-THE-MONEY
                                                      YEAR END             OPTIONS AT YEAR END(1)
                                             --------------------------  --------------------------
                 SHARES ACQUIRED    VALUE
NAME              OR EXERCISED    REALIZED   EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
---------------  ---------------  ---------  -----------  -------------  -----------  -------------
Mark T.
  Weedon.......        33,956     $ 234,976     305,602        --         $3,621,384       --
Barry
  Weinberg.....        48,787        97,574      --            --            --            --
Michael G.
  Palfreyman...        --            --          68,793        77,568       814,939     $ 918,892
Karen A.
  Hamlin.......        --            --           1,306         6,663        15,466        57,932

--------------

(1) The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at December 31, 1997 and the exercise prices of the options. Solely for purposes of determining the value of options at December 31, 1997, the Company has assumed that the fair market value of shares of Common Stock issuable upon exercise of options was $12.00 per share, the assumed initial public offering price, since the Common Stock was not traded in an established market prior to the Offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Board of Directors established a Compensation Committee in December 1997 composed of Mr. Ferguson and Dr. Fisherman. Prior to that time, matters concerning executive officer compensation were addressed by the Board of Directors. Mr. Ferguson is a general partner of Atlas Venture, and Dr. Fisherman is a partner of Advent International Corporation. See "Certain
Transactions--Private Placements of Securities" and "Principal Stockholders."

EMPLOYEE BENEFIT PLANS

1997 EQUITY INCENTIVE PLAN

    The Company adopted the 1997 Plan in December 1997. An aggregate of 1,700,000 shares of the Company's Common Stock have been reserved for issuance pursuant to the exercise of stock awards granted to employees, directors, consultants and advisers under the 1997 Plan (the "Stock Awards"). The 1997 Plan will terminate in December 2007, unless sooner terminated by the Board of Directors.

    The 1997 Plan permits the granting of options intended to qualify as incentive stock options ("Incentive Stock Options") within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors), and options that do not so qualify ("Nonstatutory Stock Options," and, together with Incentive Stock Options, the "Options") to employees (including officers and employee directors), non-employee directors, consultants and advisers. In addition, the 1997 Plan permits the granting of stock appreciation rights appurtenant to or independently of other Stock Awards granted under the 1997 Plan, as well as the granting of Common Stock based upon the attainment of specified performance goals ("Performance Awards"), rights to purchase restricted stock and any form of equity-based or equity-related awards that the Board of Directors determines to be consistent with the 1997 Plan and in the interests of the Company. No person is eligible to receive Stock Awards under the 1997 Plan covering more than 200,000 shares of the Company's Common Stock in any calendar year.

    The 1997 Plan will be administered by the Board of Directors or a committee appointed by the Board of Directors. Subject to the limitations set forth in the 1997 Plan, the Board of Directors has the authority to select the person to whom grants are to be made, to designate the number of shares to be covered by each Stock Awards, to determine whether an Option is to be an Incentive Stock Option or a Nonstatutory Stock Option, to establish vesting schedules, to specify the Option exercise price and the type of consideration to be paid to the Company upon exercise and, subject to certain restrictions, to specify other terms of Stock Awards.

    No Incentive Stock Option may be exercised later than ten years from the date it was granted. The aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an optionee during any calendar year (under all such plans of the Company and its affiliates) may not exceed $100,000. Options granted under the 1997 Plan are generally non-transferable.

    Options granted under the 1997 Plan vest at the rate specified in the option agreement. The exercise price of Options granted under the 1997 Plan is determined by the Board of Directors in accordance with the guidelines set forth in the 1997 Plan. The exercise price of an Incentive Stock Option cannot be less than 100% of the fair market value of the Common Stock on the date of the grant. The exercise price of Incentive Stock Options granted to any person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of the Company's capital stock must be at least 110% of the fair market value of such stock on the date of grant and the term of such Incentive Stock Options cannot exceed five years.

    The Board of Directors shall determine the performance goals applicable to Performance Awards, the period during which such goals are effective and all other limitations and conditions applicable to the

Performance Awards. The Board of Directors shall determine the purchase price, if any, of restricted stock awarded pursuant to the 1997 Plan, as well as the conditions under which shares of restricted stock may be forfeited to or repurchased by the Company and any other terms and conditions applicable to restricted stock.

    Pursuant to the 1997 Plan, the Board of Directors has full authority to determine and specify the effect, if any, that a participant's termination of employment will have on the terms of an outstanding Stock Award. Shares subject to Stock Awards that have expired or otherwise terminated without having been exercised in full again become available for award under the 1997 Plan.

    The terms and provisions of all Stock Awards must be set forth in an award agreement made available to the participant following the grant. The Board of Directors may accelerate (i) the vesting or payment of any Stock Award, (ii) the lapse of restrictions on any Stock Award and (iii) the date on which any Option or stock appreciation right first becomes exercisable.

    Upon certain changes in control of the Company, all outstanding Stock Awards under the 1997 Plan must either be made exercisable immediately prior to the change in control or substituted by the surviving entity.

    The Company has not granted any Stock Awards under the 1997 Plan as of the date of this Prospectus.

NON-EMPLOYEE DIRECTORS STOCK PLAN

    The Company adopted the Directors' Plan in December 1997 to provide for the automatic grant of options to purchase shares of Common Stock to directors of the Company who are not current or former employees of the Company ("Non-Employee Directors"). The Directors' Plan will become effective upon the consummation of the Offering.

    The maximum number of shares of Common Stock that may be issued pursuant to the exercise of options granted under the Directors' Plan is 250,000. Pursuant to the terms of the Directors' Plan, each Non-Employee Director on the date of this Prospectus will receive options to purchase 10,000 shares of Common Stock. Thereafter, on the date of each annual meeting of the stockholders of the Company, each Non-Employee Director continuing in office will receive options to purchase 4,000 shares of Common Stock and each newly elected Non-Employee Director (including each Non-Employee Director elected to office since the then last annual meeting of stockholders) will receive options to purchase 10,000 shares of Common Stock. Additionally, each Non-Employee Director who is a member of a committee of the Company's Board of Directors will receive options to purchase 250 shares of Common Stock on each one-year anniversary of his or her appointment to such committee.

    No options granted under the Directors' Plan may be exercised after the expiration of ten years from the date they were granted. Options granted under the Directors' Plan vest yearly over a three-year period. The exercise price of options granted under the Directors' Plan on the date of this Prospectus will equal the initial public offering price. Thereafter, the exercise price of options granted under the Directors' Plan will equal 100% of the fair market value of the Common Stock on the date of the grant. Options granted under the Directors' Plan are generally non-transferable. If options granted under the Directors' Plan terminate without having been exercised, the number of shares of Common Stock underlying such options becomes available for future grant under the Directors' Plan. All options outstanding under the Directors' Plan terminate upon certain changes in control of the Company, provided that all such options must be made immediately exercisable 20 days prior to the effective date of any such change in control. The Compensation Committee may terminate the Directors' Plan at any time.

1994 STOCK OPTION PLAN

    During 1994, the Company adopted the 1994 Stock Option Plan, which provides for the issuance of incentive stock options to officers and other employees of the Company and nonstatutory stock options, awards of stock, and direct stock purchase opportunities to directors, officers, employees and consultants of the Company. No shares remain available for issuance under the Plan. The options are exercisable at various dates and will expire no more than ten years from the date of grant or in the case of certain nonstatutory options, 15 years from the date of grant. The exercise price of each option is determined by the Board of Directors. In the case of incentive stock options, the exercise price may not be less than 100% of the fair market value of the share at the time the option is granted. For holders of more than 10% of the Company's total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's Common Stock at the date of grant and may not exceed a term of five years.

401(K) PLAN

    The Company adopted a retirement savings plan (the "401(k) Plan") effective in January 1995. Employees who have attained age 18 and have completed six months of service with the Company may participate in the 401(k) Plan. Participants in the 401(k) Plan may defer compensation in an amount not in excess of 15% of the employee's total annual compensation from the Company, up to the annual statutory limit ($9,500 in 1997). The Company may make matching contributions in an amount determined by the Board of Directors. All contributions are credited to separate accounts maintained in trust for each participant and are invested, at the participant's direction, in one or more of the investment funds made available under the 401(k) Plan. Matching contributions become 20% vested after a participant's second year of service with the Company and are subject to 20% annual vesting thereafter. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn, and so that the contribution will be deductible by the Company when made.

STOCK RESTRICTION AGREEMENTS

    The Company has executed stock restriction agreements with certain common stockholders. Each agreement gives the Company the right to repurchase a certain number of shares, at the original issuance price, held by such stockholder if he or she ceases to be a director, employee or consultant, as applicable, of the Company. The purchase option rights lapse at various dates through July 1998. At December 31, 1997, approximately 30,378 shares of the Company's outstanding Common Stock were subject to these repurchase options.

                              CERTAIN TRANSACTIONS

PRIVATE PLACEMENTS OF SECURITIES

    Since the Company's inception in September 1992 through February 1998, the Company issued, in private placement transactions (not including the BioChem Offering), the following shares of Common Stock and Preferred Stock (including shares of Common Stock issued upon the exercise of options and net of shares of Common Stock repurchased by the Company): 938,713 shares of Common Stock at prices ranging between $0.03 and $0.15 per share; 81,312 shares of Common Stock at a price of $0.15 in cash in connection with loans in an aggregate of $2,500,000 to the Company (the "Bridge Loan Transaction"); 6,403,325 shares of Series A Preferred Stock (convertible into 2,082,660 shares of Common Stock) at a price of $1.00 per share; 6,579,086 shares of Series B Preferred Stock (convertible into 2,139,826 shares of Common Stock) at a price of $1.00 per share; 4,053,854 shares of Series C Preferred Stock (convertible into 1,318,502 shares of Common Stock) at a price of $1.80 per share.

    In connection with the Bridge Loan Transaction, the Company became indebted to the following parties in the following amounts from September 1994 through February 1995: CW Ventures II, L.P. in the amount of $645,250; Atlas Venture Fund II, L.P. in the amount of $524,250; New Enterprise Associates V in the amount of $443,500; Accel IV L.P. in the amount of $371,210; Accel Investors '93 L.P. in the amount of $16,409; Accel Japan L.P. in the amount of $35,480; Accel Keiretsu L.P. in the amount of $7,983; Ellmore C. Patterson Partners in the amount of $9,757; Prosper Partners in the amount of $2,661 and Venrock Associates in the amount of $443,500. All of such loans were evidenced by promissory notes bearing an interest rate of 4.25% until December 31, 1994 and 9.50% from January 1, 1995 until April 15, 1995, when these notes, together with accrued interest thereon, were converted into an aggregate of 2,579,086 shares of Series B Preferred Stock (convertible into 838,839 shares of Common Stock). Barry Weinberg and Allan R. Ferguson, directors of the Company, are affiliated with CW Ventures II, L.P. and Atlas Venture Fund II, L.P., respectively. See "Management."

    In August 1997, the Company issued to Mark T. Weedon options to purchase 339,558 shares of Common Stock at an exercise price of $0.15 per share in connection with his acceptance of employment with the Company. Mr. Weedon subsequently exercised options to purchase 33,956 shares of Common Stock, which shares are subject to certain restrictions. See "Management--Employment Agreements."

    In connection with certain equipment leasing agreements, the Company issued warrants to purchase the following shares of Preferred Stock: 153,000 shares of Series A Preferred Stock at an exercise price of $1.00 per share and 100,000 shares of Series C Preferred Stock at an exercise price of $1.80 per share. Such warrants will be exercisable for an aggregate of 82,288 shares of Common Stock following the Offering. See "Description of Capital Stock--Warrants."

    Each outstanding share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock will automatically convert into 0.32525 shares of Common Stock upon the closing of the Offering.

    The purchasers of the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock described above include, among others, the following officers, directors and beneficial owners of more than five percent of the Company's voting securities:

                                                                                SHARES OF PREFERRED STOCK, AS
                                                                                        CONVERTED (2)
                                                                   COMMON     ----------------------------------
PURCHASER (1)                                                       STOCK      SERIES A    SERIES B    SERIES C
---------------------------------------------------------------  -----------  ----------  ----------  ----------
CW Ventures II, L.P. (3).......................................      61,507      520,814     342,424      75,387
Atlas Venture Fund II, L.P. (4)................................      68,789      423,136     278,211      61,249
New Enterprise Associates V....................................      27,038      357,887     235,358      51,809
Lombard Odier & Cie............................................      --           --          --         903,535
Advent International Investors II Limited Partnership (5)......      --           --           3,252         277
Advent Performance Materials Limited Partnership (5)...........      --           --          --          63,242
Golden Gate Development and Investment Limited Partnership
  (5)..........................................................      --           --          78,059       6,655
Rovent II Limited Partnership (5)..............................      --           --         406,558      34,662
Accel IV L.P. (6)..............................................      23,678      329,256     196,995      43,364
Accel Investors '93 L.P........................................         534       --           8,708       1,917
Accel Japan L.P................................................       2,163       28,631      18,829       4,145
Accel Keiretsu L.P.............................................         260       --           4,237         932
Ellmore C. Patterson Partners..................................         317       --           5,178       1,140
Prosper Partners...............................................          87       --           1,412         311
Venrock Associates (7).........................................      27,038      357,887     235,358      32,121
Venrock Associates II, L.P.....................................      --           --          --          19,687
Mark T. Weedon.................................................      33,956       --          --          --
Barry Weinberg (8).............................................      89,118       --          --          --
Andrew A. Pakula...............................................      11,384       --          --          --
Karen A. Hamlin................................................      11,384       --          --          --

--------------

(1) Certain of the purchasers are entitled to registration rights. See "Description of Capital Stock-- Registration Rights."

(2) The number of shares under each column reflects the number of shares of Common Stock into which the shares of Series A, Series B and Series C Preferred Stock are convertible, giving effect to the conversion of each share of Preferred Stock into 0.32525 shares of Common Stock.

(3) Does not include 89,118 shares of Common Stock issued to Barry Weinberg, Chairman of the Board of Directors of the Company. Mr. Weinberg is a general partner of CW Partners III, L.P., which is the general partner of CW Ventures II, L.P.

(4) Allan R. Ferguson, a director of the Company, is a general partner of Atlas Venture Associates II, L.P., which is the general partner of Atlas Venture Fund II, L.P.

(5) Jason S. Fisherman, a director of the Company, is Vice President of Advent International Corporation, which is the general partner of Advent International Investors II Limited Partnership and Advent International Limited Partnership, which is the general partner of Advent Performance Materials Limited Partnership, Golden Gate Development and Investment Limited Partnership and Rovent II Limited Partnership.

(6) Includes an aggregate of 1,047 shares of Common Stock and 91,330 shares of Series A Preferred Stock (convertible into 29,705 shares of Common Stock) subsequently transferred by Accel IV L.P. to Accel Keiretsu L.P., Accel Investors '93 L.P., Ellmore C. Patterson Partners and Prosper Partners.

(7) Includes 8,371 shares of Common Stock, 340,628 shares of Series A Preferred Stock (convertible into 110,788 shares of Common Stock) and 224,008 shares of Series B Preferred Stock (convertible into

    72,858 shares of Common Stock) subsequently transferred by Venrock Associates to Venrock Associates II, L.P.

(8) Does not include 61,508 shares of Common Stock, 1,601,289 shares of Series A Preferred Stock (convertible into 520,814 shares of Common Stock), 1,052,812 shares of Series B Preferred Stock (convertible into 342,424 shares of Common Stock) and 231,783 shares of Series C Preferred Stock (convertible into 75,387 shares of Common Stock) issued to CW Ventures II, L.P. Mr. Weinberg is a general partner of CW Partners III, L.P., which is the general partner of CW Ventures II, L.P.

BIOCHEM OFFERING

    On December 17, 1997, the Company issued to BioChem 5,713,034 shares of its newly created Series D Preferred Stock (convertible into 1,858,145 shares of Common Stock) for consideration of $20 million. In addition, the Company issued the BioChem Warrant. All of the outstanding shares of Series D Preferred Stock will convert into shares of Common Stock upon the consummation of the Offering. In the event that the initial public offering price is less than $10.76 per share, the Company will be required to issue to BioChem, for no additional consideration, the number of additional shares of Common Stock equal to the amount by which (a) 19,993,640 divided by the initial public offering price, exceeds (b) 1,858,145.

    In connection with the BioChem Offering, the Company entered into a research and license agreement, a stockholders' agreement, a registration rights agreement and a warrant agreement with BioChem. See "Description of Capital Stock--Warrants" and "--Registration Rights." The research and license agreement relates to the Company's HBV and Dimerescent Programs. See "Business--Collaborative Arrangements." The stockholders' agreement, to which substantially all of the Company's existing significant stockholders are a party, permits BioChem to designate a member of the Board of Directors upon the first to occur of a "Qualified Public Offering" (which would include the Offering) or February 16, 1998, and requires the other parties thereto to vote their shares in favor of such nominee at any meeting of stockholders. BioChem's right to designate a director will terminate in the event that BioChem and its permitted transferees own less than 10% of the Series D Preferred Stock and any Common Stock issued upon conversion of such stock, or December 17, 2007. The stockholders' agreement also provides for certain affirmative and negative covenants and restrictions on the transferability of shares owned by the parties thereto which will terminate upon the consummation of the Offering.

TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND ADVISORS

    The Company has employment agreements with Mark T. Weedon, its President and Chief Executive Officer and a director of the Company, Michael G. Palfreyman, its Vice President of Research and Development, Michael W. Heslop, its Vice President of Business Development and Karen A. Hamlin, its Senior Director of Operations, Secretary and Treasurer. See "Management--Employment Agreements."

    David Baltimore receives $10,000 annually for being a director of the Company and was granted non-statutory options to purchase 24,394, 40,656 and 8,132 shares of Common Stock in 1994, 1996 and 1997, respectively, at an exercise price of $0.15 per share.

    Under the terms of a sponsored research agreement, the Company paid the University of Massachusetts Medical Center a total of $1,000,000 in 1992 through 1994 for research performed in Dr. Green's laboratory. The Company is not obligated to make any additional payments for research under such agreement.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of December 31, 1997, after giving effect to the Offering and the Private Placement, by: (i) each person known to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the executive officers of the Company and (iv) all executive officers and directors as a group. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

                                                                                                  PERCENTAGE OF SHARES
                                                                                                   BENEFICIALLY OWNED
                                                                                                ------------------------
                                                                                     SHARES
NAME AND ADDRESS                                                                   BENEFICIALLY   BEFORE        AFTER
OF BENEFICIAL OWNER (1)                                                             OWNED (2)    OFFERING     OFFERING
---------------------------------------------------------------------------------  -----------  -----------  -----------
BioChem Pharma Holdings Inc. (3).................................................   2,322,682        26.1%        19.1%
  275 Armond-Frappier Boulevard
  Laval, Quebec H7V4A7
  Canada
CW Ventures II, L.P. (4).........................................................   1,089,575        12.9%         9.3%
  c/o CW Group, Inc.
  1041 Third Avenue
  New York, NY 10021
Atlas Venture Fund II, L.P.......................................................     831,385         9.9%         7.1%
  c/o Atlas Venture
  222 Berkeley Street, 19th Floor
  Boston, MA 02166
New Enterprise Associates V......................................................     672,092         8.0%         5.8%
  c/o New Enterprise Associates
  1119 St. Paul Street
  Baltimore, MD 21202
Lombard Odier & Cie..............................................................     903,536        10.7%         7.7%
  11 rue de la Corraterie
  Geneva Switzerland
Entities affiliated with Advent International Corporation (5)....................     592,709         7.0%         5.1%
  101 Federal Street
  Boston, MA 02110
Entities affiliated with Accel Partners (6)......................................     672,094         8.0%         5.8%
  428 University Avenue
  Palo Alto, CA 94301
Venrock Associates and Venrock Associates II, L.P. (7)...........................     672,093         8.0%         5.8%
  30 Rockefeller Plaza
  New York, NY 10112
Mark T. Weedon (8)...............................................................     339,558         3.9%         2.8%
Michael G. Palfreyman (9)........................................................      74,258        *            *
Michael W. Heslop................................................................      --            *            *
Karen A. Hamlin (10).............................................................      12,813        *            *
Barry Weinberg (11)..............................................................   1,089,575        12.9%         9.3%
David Baltimore (12).............................................................      30,899        *            *
Allan R. Ferguson (13)...........................................................     831,385         9.9%         7.1%
Jason S. Fisherman (14)..........................................................     592,709         7.0%         5.1%
All directors and executive officers as a group (8 persons) (15).................   2,971,197        33.6%        24.6%

--------------

*Less than 1.0%

    (1) Unless indicated otherwise, the address of the beneficial owners is: c/o Scriptgen Pharmaceuticals, Inc., 200 Boston Avenue, Medford, Massachusetts 02155.

    (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock issuable pursuant to options, to the extent such options are currently exercisable or convertible within 60 days of December 31, 1997, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Percentage of beneficial ownership is based on 8,417,795 shares of Common Stock outstanding as of December 31, 1997 and 11,667,795 shares of Common Stock outstanding after completion of the Offering and the Private Placement (assuming an initial public offering price of $12.00 per share and in each case after giving effect to the 1-for-3.07459 reverse split of the Common Stock to be effected before the completion of the Offering and the conversion of all outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering).

    (3) Includes warrants to purchase 464,537 shares of Common Stock at an exercise price of $13.47.

    (4) Includes 89,443 shares held by Barry Weinberg, Chairman of the Board of Directors.

    (5) Includes the ownership by the following venture capital funds of which Advent International Corporation is the general partner, or the general partner of the general partner, of: 3,530 shares held by Advent International Investors II Limited Partnership, 63,243 shares held by Advent Performance Materials Limited Partnership, 84,715 shares held by Golden Gate Development and Investment Limited Partnership and 441,221 shares held by Rovent II Limited Partnership. In its capacity as general partner, Advent International Corporation exercises sole voting and investment power with respect to all shares held by these funds. Advent International Corporation exercises its voting and investment power through a group of three persons: Douglas R. Brown, President and Chief Executive Officer, Jason S. Fisherman, Vice President, and Janet L. Hennessy, Vice President responsible for monitoring public securities, none of whom may act independently and a majority of whom must act in concert to exercise voting or investment power over the beneficial holdings of such entity. Therefore, no individual in this group other than Advent International Corporation is deemed to have sole voting or investment power. Advent International Corporation may be deemed to beneficially own all 592,709 shares.

    (6) Includes 562,541 shares held by Accel IV L.P., 53,767 shares held by Accel Japan L.P., 12,098 shares held by Accel Keiretsu L.P., 24,868 shares held by Accel Investors '93 L.P., 14,787 shares held by Ellmore C. Patterson Partners and 4,033 shares held by Prosper Partners.

    (7) Includes 460,389 shares held by Venrock Associates and 211,704 shares held by Venrock Associates II, L.P.

    (8) Includes 305,602 shares issuable upon the exercise of options.

    (9) Includes 74,258 shares issuable upon the exercise of options.

   (10) Includes 1,429 shares issuable upon the exercise of options.

   (11) Includes 1,000,132 shares held by CW Ventures II, L.P.

   (12) Includes 30,899 shares issuable upon the exercise of options.

   (13) Includes 831,385 shares held by Atlas Venture Fund II, L.P. Mr. Ferguson is a general partner of Atlas Venture Associates II, L.P., the general partner of Atlas Venture Fund II, L.P. Mr. Ferguson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

   (14) Includes 3,530 shares held by Advent International Investors II Limited Partnership, 63,243 shares held by Advent Performance Materials Limited Partnership, 84,715 shares held by Golden Gate

Development and Investment Limited Partnership and 441,221 shares held by Rovent II Limited Partnership. Dr. Fisherman is the Vice President of Advent International Corporation, which is the general partner of Advent International Investors II Limited Partnership and Advent International Limited Partnership, which is the general partner of Advent Performance Materials Limited Partnership, Golden Gate Development and Investment Limited Partnership and Rovent II Limited Partnership. Dr. Fisherman disclaims beneficial ownership of all such shares.

   (15) See notes 8 through 14 above. The number of shares shown does not reflect any shares beneficially owned by BioChem. It is expected that following the Offering, a designee of BioChem will be elected to the Board of Directors. See "Certain Transactions--BioChem Offering."

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of the Offering and the filing of the amendment to the Company's Restated Certificate of Incorporation referred to below, the authorized capital stock of the Company will consist of 35,000,000 shares of Common Stock, $0.01 par value, and 4,000,000 shares of Preferred Stock, $0.01 par value.

    As of December 31, 1997, there were 1,018,638 shares of Common Stock outstanding, which were held of record by 59 stockholders, 6,403,325 shares of Series A Preferred Stock outstanding, which were held of record by 12 stockholders, 6,579,086 shares of Series B Preferred Stock outstanding, which were held of record by 15 stockholders, 4,053,854 shares of Series C Preferred Stock outstanding, which were held of record by 17 stockholders and 5,713,034 shares of Series D Preferred Stock outstanding, which were held of record by one stockholder. Upon the closing of the Offering, and after giving effect to the issuance of 3,000,000 shares of Common Stock offered by the Company hereby, the issuance of 250,000 shares of Common Stock pursuant to the Private Placement (assuming an initial public offering price of $12.00 per share) and the conversion of each share of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into 0.32525 shares of Common Stock, there will be 11,669,189 shares of Common Stock and no shares of Preferred Stock issued and outstanding. See "--Preferred Stock."

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. The vote required for election to the Board of Directors is a plurality of votes properly cast at any meeting of the stockholders at which a quorum is present. For any other action by the stockholders, the vote required is a majority of votes properly cast at any such meeting, unless otherwise expressly provided by law or by the Company's Restated Certificate of Incorporation or By-Laws. Subject to the rights and preferences of any Preferred Stock which may be outstanding, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor and, subject to the rights and preferences of any Preferred Stock which may be outstanding, the holders of Common Stock are entitled to receive ratably the net assets of the Company upon the liquidation, dissolution or winding up of the Company after the payment of all debts and other liabilities. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, privileges and preferences of holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that are currently outstanding or that the Company may designate and issue in the future.

    At present, there is no active trading market for the Common Stock. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SCRP." See "Risk Factors--No Prior Public Market; Possible Volatility of Stock Price."

PREFERRED STOCK

    The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are entitled to various preferences and rights in the event of a liquidation, dissolution or winding-up of the Company and upon a declaration by the Board of Directors of the payment of dividends. Each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock is convertible into 0.32525 shares of Common Stock, and upon the closing of the Offering, all of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock will be converted automatically into an aggregate of 7,399,133 shares of Common Stock. The holders of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock have approved an amendment to the Company's Restated Certificate, which will be filed with the Secretary of State of Delaware immediately following the closing of the Offering. The Restated Certificate will, among other things, increase the number of authorized shares of Preferred Stock to 4,000,000, and will eliminate all references to Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.

    The Restated Certificate will give the Board of Directors the authority to issue 4,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences, and the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders of the Company. Following the closing of the Offering and the filing of the Restated Certificate, Preferred Stock could be issued by the Board of Directors with voting and conversion rights that could adversely affect the voting power of the holders of the Common Stock. In addition, because the terms of the Preferred Stock may be fixed by the Board of Directors of the Company without stockholder action, the Preferred Stock could be issued quickly with terms calculated to defeat or delay a proposed takeover of the Company, or to make the removal of the management of the Company more difficult. Under certain circumstances, this would have the effect of decreasing the market price of the Common Stock. The Company has no present plans to issue any Preferred Stock. See "Risk Factors--Availability of Preferred Stock for Issuance; Anti-Takeover Provisions."

WARRANTS

    As of December 31, 1997, there were outstanding warrants to purchase an aggregate of 253,000 shares of Preferred Stock, which will be exercisable for an aggregate of 82,288 shares of Common Stock following the Offering.

    In connection with a Master Leasing Agreement dated as of November 22, 1993 between the Company and Comdisco, Inc. ("Comdisco"), the Company issued to Comdisco warrants to purchase up to 153,000 shares of Series A Preferred Stock (to purchase up to 49,763 shares of Common Stock following the Offering) at an exercise price of $1.00 per share, which warrants will expire in January 2004. In February 1996, the Company executed an amendment to the Master Leasing Agreement with Comdisco under which Comdisco will provide additional equipment financing to the Company. In connection with this agreement, as of November 1, 1997 the Company had issued to Comdisco warrants to purchase 100,000 shares of Series C Preferred Stock (to purchase up to 32,525 shares of Common Stock following the Offering) at an exercise price of $1.80 per share. The warrants to purchase Series C Preferred Stock will expire in May 2006.

    The exercise price of the warrants issued to Comdisco may be paid in cash or by the surrender of warrants pursuant to a cashless exercise provision. The warrants issued to Comdisco contain certain anti-dilution provisions providing for adjustments of the exercise price and number of shares of underlying securities which may be purchased upon exercise in the event of any reclassification, subdivision or combination of, or dividend on, the Company's capital stock.

    In connection with the BioChem Offering, the Company issued to BioChem a warrant to purchase 464,537 shares of Common Stock at an exercise price of $13.47 per share. The warrant is exercisable for a period of five years from the date of issuance. The BioChem Warrant contains certain anti-dilution provisions providing for adjustments of the exercise price and number of underlying warrant shares in the event of any subdivision or combination of, or dividend on, the Company's capital stock, any other dividend payable otherwise than out of retained earnings or, prior to the Offering, upon certain issuances of the Company's capital stock at a per share price less than the exercise price. Pursuant to the terms of the warrant, prior to any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction in which the holders of Common Stock are entitled to receive stock, securities or assets, the Company must insure that the warrant will thereafter be exercisable for the amount of stock, securities or assets that the holder of the warrant would have been entitled to receive had such holder exercised the warrant immediately prior to such transaction. A similar provision is contained in the Comdisco warrants.

REGISTRATION RIGHTS

    Pursuant to an agreement between the Company and certain of its securities holders, 5,540,988 shares of Common Stock (the "Registrable Securities") will be entitled to certain rights with respect to the registration of the Registrable Securities under the Securities Act. If the Company receives from the holders of at least 50% of the Registrable Securities a written request to effect a registration with respect to all or a part of the Registrable Securities, the Company must, as soon as practicable, use its best efforts to effect such registration, for a maximum of two such registrations. Pursuant to this provision, the holders of the Registrable Securities may choose to distribute their securities by means of an underwriting, subject to the authority of the underwriters to limit the number of shares to be underwritten due to marketing factors. If such an underwriting is undertaken, a securityholder's right to registration is conditioned upon such securityholder's participation in the underwriting.

    If the Company registers any of its securities for its own account or pursuant to the demand of its security holders (other than certain types of exempted registrations), the Company must include in such registration and any underwriting relating thereto all the Registrable Securities specified by the holders thereof for inclusion, subject to the authority of the underwriters to limit the number of shares to be underwritten due to marketing factors. If an underwriting is undertaken, a securityholder's right to registration is conditioned upon such securityholder's participation in the underwriting.

    Pursuant to an agreement between the Company, BioChem and certain of the Company's securityholders, BioChem will be entitled to certain rights with respect to the registration of its 1,858,145 shares of Common Stock, and 464,537 shares of Common Stock issuable upon exercise of the BioChem Warrant, under the Securities Act. If, at any time after the first anniversary of the Offering, the Company receives from BioChem a written request to effect a registration with respect to all or a part of its Common Stock, the Company must, as soon as practicable, use its best efforts to effect such registration, for a maximum of two such registrations. Pursuant to this provision, BioChem may choose to distribute securities by means of an underwriting. The agreement also provides BioChem and other securityholders with piggyback registration rights.

    The Company has granted certain piggyback registration rights to HMR in connection with the shares of Common Stock being purchased by HMR in the Private Placement.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    Under Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law"), certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation or bylaws not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes beneficial owner of 15% or more of a Delaware corporation's voting stock. Section 203 could have the effect of delaying, deferring or preventing a change in control of the Company.

    The Company's Restated Certificate provides that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Chairman of the Board, the President of the Company, by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. These and other provisions contained in the Restated Certificate and the Company's By-Laws could delay or make more difficult certain types of transactions involving an actual or potential change in control of the Company or its management (including transactions in which stockholders might otherwise receive a premium for their shares over then current prices) and may limit the ability of stockholders to remove current management of the Company or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of the Common Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Restated Certificate provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the "DGCL"), relating to prohibited dividends or distribution or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit. The provision does not apply to claims against a director for violations of certain laws, including federal securities laws. If the DGCL is amended to authorize the further elimination or limitation of directors' liability, then the liability of directors of the Company shall automatically be limited to the fullest extent provided by law. The Company's Restated Certificate and By-Laws also contain provisions requiring the Company to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the DGCL. In addition, the Company will enter into indemnification agreements with its current directors and executive officers. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. The Company believes that these contractual agreements and the provisions in its Restated Certificate and By-Laws are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is American Securities Transfer & Trust, Inc., Denver, Colorado.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Offering, there has been no public market for the Common Stock of the Company, and no prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise capital through a sale of its securities.

    Upon completion of the Offering and the Private Placement, the Company will have 11,669,189 shares of Common Stock outstanding (assuming no exercise of outstanding options or warrants). Of these shares, the 3,000,000 shares sold pursuant to the Offering will be freely tradable without restriction or further registration under the Securities Act, except those shares acquired by "affiliates" of the Company within the meaning of the Securities Act which will be subject to the resale limitations of Rule 144 promulgated thereunder. The remaining 8,669,189 Restricted Shares (including the 250,000 shares of Common Stock, based on an assumed initial public offering price of $12.00 per share, sold in the Private Placement and the 1,858,145 shares sold pursuant to the BioChem Offering) will be restricted securities within the meaning of Rule 144 and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The Company, its executive officers and directors and holders of substantially all of the Common Stock have agreed not to offer, sell, contract to sell, grant any option to sell, or otherwise dispose of, directly or indirectly, any Common Stock or securities convertible into or exchangeable for Common Stock or warrants or other rights to purchase Common Stock, subject to certain limited exceptions, during the 180 days after the effective date of this Prospectus (the "Lock-Up Period"), without the prior consent of SBC Warburg Dillon Read Inc. Commencing at the end of the Lock-Up Period, approximately 6,520,950 Restricted Shares will be eligible for sale in the public market, subject to compliance with Rule 144. Of such shares, approximately 5,158,797 will be eligible for sale without limitation, pursuant to Rule 144(k) or Rule 701, including approximately 68,544 shares of Common Stock not subject to lock-up agreements which will be eligible for sale following the Offering. The remaining approximately 2,148,239 Restricted Shares will become eligible for sale at various times over a period of six months from the end of the Lock-Up Period. In addition, any shares issued upon exercise of the Company's outstanding warrants may be eligible for sale pursuant to Rule 144 at various times following the expiration of the Lock-Up Period. The Company has granted to certain security holders demand and piggyback registration rights covering an aggregate of 8,113,670 shares of Common Stock. The Company expects to file a Registration Statement on Form S-8 registering shares of Common Stock reserved for issuance upon exercise of options granted under the Company's 1997 Plan, Directors' Plan and 1994 Stock Option Plan following completion of the Offering.

    In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 ("Restricted Securities") for at least one year, and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on the National Association of Securities Dealers Automated Quotation System during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or under common control with, such issuer.

    Rule 144A under the Securities Act as currently in effect generally permits unlimited resales of certain Restricted Securities of any issuer provided that the purchaser is a qualified institution that owns and invests on a discretionary basis at least $100 million in securities (and in the case of a bank or savings and loan association, has a net worth of at least $25 million) or is a registered broker-dealer that owns and invests on a discretionary basis at least $10 million in securities. Rule 144A allows certain existing stockholders of the Company to sell their shares of Common Stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. There can be no assurance that the availability of such resale exemption will not have an adverse effect on the trading price of the Common Stock.

                                  UNDERWRITING

    The underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their names below:

UNDERWRITERS                                                                 NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
SBC Warburg Dillon Read Inc................................................
Volpe Brown Whelan & Company, LLC..........................................

                                                                             -----------------
       Total...............................................................       3,000,000
                                                                             -----------------
                                                                             -----------------

    The Managing Underwriters are SBC Warburg Dillon Read Inc. and Volpe Brown Whelan & Company, LLC.

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters have agreed to purchase all of the shares of Common Stock being sold pursuant to the Underwriting Agreement if any are purchased (excluding shares covered by the over-allotment option).

    The Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers (who may include Underwriters) at such price less a
concession of not more than $         per share. Additionally, the Underwriters
may allow, and such dealers may reallow, a concession of not more than
$         per share to certain other dealers. After the Offering, the public offering price and other selling terms may be changed by the Managing Underwriters.

    The Company has granted to the Underwriters an option for 30 days from the date of this Prospectus to purchase up to 450,000 additional shares of Common Stock. The Underwriters may exercise such option only to cover over-allotments of the Common Stock offered hereby, if any. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such Underwriter's initial commitment.

    The offering of the shares is made for delivery, when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments the Underwriters may be required to make in respect thereof.

    The executive officers and directors of the Company and certain other stockholders, who in the aggregate own substantially all of the shares of Common Stock, have agreed that they will not, without the prior written consent of SBC Warburg Dillon Read Inc., offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any Common Stock or securities convertible into or exchangeable for Common Stock or warrants or other rights to purchase Common Stock owned by them during the 180 day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of SBC Warburg Dillon Read Inc., offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any Common Stock or securities convertible into or exchangeable for Common Stock or warrants or other rights to purchase Common Stock during the 180 days following the date of this Prospectus, except that the Company may issue shares of Common Stock and options to purchase Common Stock under its 1997 Plan and Directors' Plan and upon exercise of outstanding options and warrants.

    Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiation between the Managing Underwriters and the Company. Factors considered in determining such price were prevailing market conditions, the state of the Company's development, the future prospects of the Company and its industry, market valuations of securities of companies engaged in activities deemed by the Managing Underwriters to be similar to those of the Company, and other factors deemed relevant.

    The Underwriters may engage in over-allotment, stabilizing transactions, syndicate-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of the Common Stock in the open market after distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate-covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate-covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions.

    The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fulbright & Jaworski L.L.P., New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

    The financial statements of Scriptgen Pharmaceuticals, Inc. as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    Certain legal matters with respect to information contained in this Prospectus under the captions "Risk Factors--Uncertainty of Patents and Proprietary Rights" and "Business--Patents and Proprietary Technology" have been reviewed and approved by Darby & Darby P.C., New York, New York, patent counsel for the Company, as experts in such matters and are included herein in reliance upon that review and approval.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission in Washington, D.C. a Registration Statement, of which this Prospectus constitutes a part, on Form S-1 under the Securities Act (herein, together with all amendments and exhibits referred to herein as the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement, as certain parts have been omitted in accordance with rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. A copy of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge and obtained at prescribed rates at the Public Reference Section of the Commission at its principal offices, located at 450 Fifth Street, N.W., Washington, D.C. 20549, and may be inspected without charge at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Registration Statement, including the exhibits and schedules thereto, is also available at the Commission's site on the World Wide Web at http://www.sec.gov.

    The Company intends to furnish its stockholders annual reports containing financial statements audited by its independent auditors and quarterly reports containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Accountants.....................................................        F-2

Balance Sheet as of December 31, 1995 and 1996, September 30, 1997 (unaudited) and pro
  forma September 30, 1997 (unaudited)................................................        F-3

Statement of Operations for the three years ended December 31, 1996 and for the nine
  months ended September 30, 1996 (unaudited) and 1997 (unaudited)....................        F-4

Statement of Redeemable Preferred Stock and Stockholders' Equity (Deficit) for the
  three years ended December 31, 1996 and for the nine months ended September 30, 1997
  (unaudited) and pro forma September 30, 1997 (unaudited)............................        F-5

Statement of Cash Flows for the three years ended December 31, 1996 and for the nine
  months ended September 30, 1996 (unaudited) and 1997 (unaudited)....................        F-7

Notes to Financial Statements.........................................................        F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Scriptgen Pharmaceuticals, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, of redeemable preferred stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Scriptgen Pharmaceuticals, Inc. at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
Boston, Massachusetts
February 10, 1998

                        SCRIPTGEN PHARMACEUTICALS, INC.

                                 BALANCE SHEET

                                                                DECEMBER 31,                         PRO FORMA
                                                          ------------------------  SEPTEMBER 30,  SEPTEMBER 30,
                                                             1995         1996          1997           1997
                                                          -----------  -----------  -------------  -------------
                                                                                                     (NOTE 2)
                                                                                     (UNAUDITED)    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.............................  $   241,352  $ 1,314,305   $   858,176    $20,858,176
  Short-term investments................................      938,002    3,023,932       205,981        205,981
  Accounts and other receivables........................       74,559      136,715       144,547        144,547
  Prepaid expenses and other current assets.............       33,064       45,203        34,209         34,209
                                                          -----------  -----------  -------------  -------------
      Total current assets..............................    1,286,977    4,520,155     1,242,913     21,242,913

Property and equipment, net.............................    1,262,842    1,117,714     1,132,338      1,132,338
Other assets, net.......................................      139,348      108,842       102,835        102,835
                                                          -----------  -----------  -------------  -------------
                                                          $ 2,689,167  $ 5,746,711   $ 2,478,086    $22,478,086
                                                          -----------  -----------  -------------  -------------
                                                          -----------  -----------  -------------  -------------
LIABILITIES, REDEEMABLE PREFERRED STOCK AND
  STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of capital lease obligations..........  $   442,034  $   559,173   $   483,891    $   483,891
  Accounts payable......................................      142,774      252,393       518,347        518,347
  Accrued expenses......................................      409,753      158,256       210,253        210,253
  Deferred revenue......................................      200,000      200,000     1,230,000      1,230,000
                                                          -----------  -----------  -------------  -------------
    Total current liabilities...........................    1,194,561    1,169,822     2,442,491      2,442,491
                                                          -----------  -----------  -------------  -------------
Capital lease obligations...............................      635,539      423,895       500,736        500,736
                                                          -----------  -----------  -------------  -------------
Redeemable convertible preferred stock, $.01 par value,
  21,500,000 shares authorized; 12,982,411 shares issued
  and outstanding at December 31, 1995 and 17,036,265
  shares issued and outstanding at December 31, 1996 and
  September 30, 1997 (unaudited); none issued and
  outstanding on a pro forma basis at September 30, 1997
  (unaudited) (liquidating preference of $20,279,348)...   12,982,411   20,279,348    20,279,348        --
                                                          -----------  -----------  -------------  -------------
Stockholders' equity (deficit):
  Common stock, $.01 par value, 6,504,932 shares
    authorized at December 31, 1995, 30,000,000 shares
    authorized at December 31, 1996 and September 30,
    1997 (unaudited) and 35,000,000 shares authorized at
    September 30, 1997 on a pro forma basis (unaudited);
    1,112,330, 1,286,394, 1,373,378 and 8,413,763 issued
    at December 31, 1995 and 1996, September 30, 1997
    (unaudited) and September 30, 1997 on a pro forma
    basis (unaudited), respectively; 814,485, 927,646,
    1,014,630 and 8,413,763 shares outstanding at
    December 31, 1995 and 1996, September 30, 1997
    (unaudited) and September 30, 1997 on a pro forma
    basis (unaudited), respectively.....................       11,124       12,865        13,735         84,139
  Additional paid-in capital............................      219,852      403,208     3,126,457     45,547,042
  Unearned compensation.................................      --           (93,744)   (2,660,542)    (2,660,542)
  Accumulated deficit...................................  (12,308,533) (16,393,533)  (21,168,989)   (23,435,780)
                                                          -----------  -----------  -------------  -------------
                                                          (12,077,557) (16,071,204)  (20,689,339)    19,534,859
Treasury stock, at cost, 297,845 shares at December 31,
  1995 and 358,748 shares at December 31, 1996,
  September 30, 1997 (unaudited) and none at September
  30, 1997 on a pro forma basis (unaudited).............      (45,787)     (55,150)      (55,150)       --
                                                          -----------  -----------  -------------  -------------
    Total stockholders' equity (deficit)................  (12,123,344) (16,126,354)  (20,744,489)    19,534,859
                                                          -----------  -----------  -------------  -------------
Commitments and contingencies (Note 8)
                                                          $ 2,689,167  $ 5,746,711   $ 2,478,086    $22,478,086
                                                          -----------  -----------  -------------  -------------
                                                          -----------  -----------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                        SCRIPTGEN PHARMACEUTICALS, INC.

                            STATEMENT OF OPERATIONS

                                                                                          NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                        -------------------------------------------  ----------------------------
                                            1994           1995           1996           1996           1997
                                        -------------  -------------  -------------  -------------  -------------
                                                                                             (UNAUDITED)
Revenue:
  Collaborative agreements............  $    --        $    --        $     975,000  $     975,000  $     467,000
  SBIR grants.........................       --              260,415        231,620        221,585        137,784
                                        -------------  -------------  -------------  -------------  -------------
                                             --              260,415      1,206,620      1,196,585        604,784
                                        -------------  -------------  -------------  -------------  -------------

Cost of revenue:
  Collaborative agreements............       --             --              174,165        174,165        123,515
  SBIR grants.........................       --              260,415        231,620        221,585        137,784
                                        -------------  -------------  -------------  -------------  -------------
                                             --              260,415        405,785        395,750        261,299
                                        -------------  -------------  -------------  -------------  -------------
  Gross profit........................       --             --              800,835        800,835        343,485
                                        -------------  -------------  -------------  -------------  -------------

Operating expenses:
  Research and development............      3,156,734      3,152,494      3,958,201      2,757,439      4,273,149
  General and administrative..........        998,194      1,298,684        906,452        669,108        830,908
                                        -------------  -------------  -------------  -------------  -------------
                                            4,154,928      4,451,178      4,864,653      3,426,547      5,104,057
                                        -------------  -------------  -------------  -------------  -------------
  Loss from operations................     (4,154,928)    (4,451,178)    (4,063,818)    (2,625,712)    (4,760,572)
                                        -------------  -------------  -------------  -------------  -------------

Other income (expense):
  Interest income.....................         30,662         88,673        160,364        104,215         91,391
  Interest expense....................       (174,434)      (215,447)      (138,878)       (90,624)      (103,514)
  Other, net..........................         (2,274)          (975)        (1,687)        (1,387)        (2,761)
                                        -------------  -------------  -------------  -------------  -------------
                                             (146,046)      (127,749)        19,799         12,204        (14,884)
                                        -------------  -------------  -------------  -------------  -------------
  Net loss............................  $  (4,300,974) $  (4,578,927) $  (4,044,019) $  (2,613,508) $  (4,775,456)
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------

Net loss per share....................  $       (1.25) $       (1.28) $       (1.20) $       (0.77) $       (1.35)
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------

Weighted average common and common
  equivalent shares outstanding.......      3,435,084      3,590,895      3,360,458      3,374,007      3,528,007
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------

Pro forma net loss per share
  (unaudited).........................                                $       (0.49)                $       (0.53)
                                                                      -------------                 -------------
                                                                      -------------                 -------------
Pro forma weighted average common and
  common equivalent shares outstanding
  (unaudited).........................                                    8,186,013                     9,068,995
                                                                      -------------                 -------------
                                                                      -------------                 -------------

   The accompanying notes are an integral part of these financial statements.

                        SCRIPTGEN PHARMACEUTICALS, INC.

   STATEMENT OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

                                            REDEEMABLE PREFERRED
                                                    STOCK
                                           -----------------------
                                                                                    STOCKHOLDERS' EQUITY (DEFICIT)
                                                 REDEEMABLE         --------------------------------------------------------------
                                                 CONVERTIBLE
                                               PREFERRED STOCK           COMMON STOCK       ADDITIONAL
                                           -----------------------  ----------------------   PAID-IN      UNEARNED    ACCUMULATED
                                             SHARES      AMOUNT      SHARES      AMOUNT      CAPITAL    COMPENSATION    DEFICIT
                                           ----------  -----------  ---------  -----------  ----------  ------------  ------------
Balance at December 31, 1993.............   6,203,325  $ 6,203,325    170,755   $   1,708   $   24,542   $   --        $(3,376,234)
Issuance of warrant to purchase Series A
 redeemable convertible prefererred
 stock...................................                                                      100,000
Issuance of common stock.................                             928,310       9,283       93,426
Issuance of Series A redeemable
 convertible preferred stock, issuance
 costs of $7,764.........................     200,000      200,000                                                         (7,764)
Net loss.................................                                                                              (4,300,974)
                                           ----------  -----------  ---------  -----------  ----------  ------------  ------------
Balance at December 31, 1994.............   6,403,325    6,403,325  1,099,065      10,991      217,968       --        (7,684,972)
Issuance of Series B redeemable
 convertible preferred stock, issuance
 costs of $44,634........................   6,579,086    6,579,086                                                        (44,634)
Issuance of common stock.................                              13,265         133        1,884
Payment on note receivable from
 stockholder.............................
Acquisition of treasury stock............
Net loss.................................                                                                              (4,578,927)
                                           ----------  -----------  ---------  -----------  ----------  ------------  ------------
Balance at December 31, 1995.............  12,982,411  $12,982,411  1,112,330   $  11,124   $  219,852   $   --       ($12,308,533)

                                              NOTE                      TOTAL
                                           RECEIVABLE                STOCKHOLDERS'
                                              FROM       TREASURY       EQUITY
                                           STOCKHOLDER     STOCK      (DEFICIT)
                                           -----------  -----------  ------------
Balance at December 31, 1993.............   $  --        $  --        $(3,349,984)
Issuance of warrant to purchase Series A
 redeemable convertible prefererred
 stock...................................                                100,000
Issuance of common stock.................     (37,500)                    65,209
Issuance of Series A redeemable
 convertible preferred stock, issuance
 costs of $7,764.........................                                 (7,764)
Net loss.................................                             (4,300,974)
                                           -----------  -----------  ------------
Balance at December 31, 1994.............     (37,500)      --        (7,493,513)
Issuance of Series B redeemable
 convertible preferred stock, issuance
 costs of $44,634........................                                (44,634)
Issuance of common stock.................                                  2,017
Payment on note receivable from
 stockholder.............................       9,375                      9,375
Acquisition of treasury stock............      28,125      (45,787)      (17,662)
Net loss.................................                             (4,578,927)
                                           -----------  -----------  ------------
Balance at December 31, 1995.............   $  --        $ (45,787)  ($12,123,344)

   The accompanying notes are an integral part of these financial statements.

                        SCRIPTGEN PHARMACEUTICALS, INC.

        STATEMENT OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
                              (DEFICIT)(CONTINUED)

                                            REDEEMABLE PREFERRED
                                                    STOCK
                                           -----------------------
                                                                                    STOCKHOLDERS' EQUITY (DEFICIT)
                                                 REDEEMABLE         --------------------------------------------------------------
                                                 CONVERTIBLE
                                               PREFERRED STOCK           COMMON STOCK       ADDITIONAL
                                           -----------------------  ----------------------   PAID-IN      UNEARNED    ACCUMULATED
                                             SHARES      AMOUNT      SHARES      AMOUNT      CAPITAL    COMPENSATION    DEFICIT
                                           ----------  -----------  ---------  -----------  ----------  ------------  ------------
Issuance of Series C redeemable
 convertible preferred stock, issuance
 costs of $40,981........................   4,053,854  $ 7,296,937                                                     $  (40,981)
Issuance of common stock pursuant to
 exercise of stock options...............                             174,064   $   1,741   $    5,018
Acquisition of treasury stock............
Unearned compensation related to common
 stock options granted...................                                                      178,338   $ (178,338)
Amortization of unearned compensation....                                                                    84,594
Net loss.................................                                                                              (4,044,019)
                                           ----------  -----------  ---------  -----------  ----------  ------------  ------------
Balance at December 31, 1996.............  17,036,265   20,279,348  1,286,394      12,865      403,208      (93,744)  (16,393,533)
Issuance of common stock pursuant to
 exercise of stock options (unaudited)...                              86,984         870        8,499
Unearned compensation related to common
 stock options granted (unaudited).......                                                    2,714,750   (2,714,750)
Amortization of unearned compensation
 (unaudited).............................                                                                   147,952
Net loss (unaudited).....................                                                                              (4,775,456)
                                           ----------  -----------  ---------  -----------  ----------  ------------  ------------
Balance at September 30, 1997
 (unaudited).............................  17,036,265   20,279,348  1,373,378      13,735    3,126,457   (2,660,542)  (21,168,989)
Pro forma effect of issuance of Series D
 redeemable convertible preferred stock
 (unaudited).............................   5,713,034   20,000,000
Pro forma effect of the value associated
 with the issuance of warrants
 (unaudited).............................                                                    2,215,228                 (2,215,228)
Pro forma effect of retirement of
 treasury stock (unaudited)..............                            (358,748)     (3,587)                                (51,563)
Pro forma effect of conversion of
 redeemable preferred stock
 (unaudited).............................  (22,749,299) (40,279,348) 7,399,133     73,991   40,205,357
                                           ----------  -----------  ---------  -----------  ----------  ------------  ------------
                                               --      $   --       8,413,763   $  84,139   $45,547,042  $(2,660,542) ($23,435,780)
                                           ----------  -----------  ---------  -----------  ----------  ------------  ------------
                                           ----------  -----------  ---------  -----------  ----------  ------------  ------------

                                              NOTE                      TOTAL
                                           RECEIVABLE                STOCKHOLDERS'
                                              FROM       TREASURY       EQUITY
                                           STOCKHOLDER     STOCK      (DEFICIT)
                                           -----------  -----------  ------------
Issuance of Series C redeemable
 convertible preferred stock, issuance
 costs of $40,981........................                             $  (40,981)
Issuance of common stock pursuant to
 exercise of stock options...............                                  6,759
Acquisition of treasury stock............                $  (9,363)       (9,363)
Unearned compensation related to common
 stock options granted...................                                 --
Amortization of unearned compensation....                                 84,594
Net loss.................................                             (4,044,019)
                                           -----------  -----------  ------------
Balance at December 31, 1996.............      --          (55,150)  (16,126,354)
Issuance of common stock pursuant to
 exercise of stock options (unaudited)...                                  9,369
Unearned compensation related to common
 stock options granted (unaudited).......                                 --
Amortization of unearned compensation
 (unaudited).............................                                147,952
Net loss (unaudited).....................                             (4,775,456)
                                           -----------  -----------  ------------
Balance at September 30, 1997
 (unaudited).............................      --          (55,150)  (20,744,489)
Pro forma effect of issuance of Series D
 redeemable convertible preferred stock
 (unaudited).............................                                 --
Pro forma effect of the value associated
 with the issuance of warrants
 (unaudited).............................                                 --
Pro forma effect of retirement of
 treasury stock (unaudited)..............                   55,150        --
Pro forma effect of conversion of
 redeemable preferred stock
 (unaudited).............................                             40,279,348
                                           -----------  -----------  ------------
                                            $  --        $  --        $19,534,859
                                           -----------  -----------  ------------
                                           -----------  -----------  ------------


   The accompanying notes are an integral part of these financial statements.

                        SCRIPTGEN PHARMACEUTICALS, INC.

                            STATEMENT OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                           NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                     ----------------------------------  ----------------------
                                                        1994        1995        1996        1996        1997
                                                     ----------  ----------  ----------  ----------  ----------
                                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss...........................................  $(4,300,974) $(4,578,927) $(4,044,019) $(2,613,508) $(4,775,456)
Adjustments to reconcile net loss to net cash used
  for operating activities:
  Depreciation and amortization....................     319,045     509,214     586,049     423,910     547,877
  Amortization of unearned compensation............      --          --          84,594      --         147,952
  Accrued interest converted to preferred stock....      --          60,112      --          --          --
  Changes in operating assets and liabilities:
    Accounts receivable............................      --         (74,559)    (62,156)   (227,126)     (7,832)
    Prepaid expenses and other current assets......      70,563      40,072     (12,139)     40,683      10,994
    Other assets...................................     (93,789)     20,000      21,518      (7,239)     (8,573)
    Accounts payable...............................     127,898     (64,191)    109,619      33,991     265,954
    Accrued expenses...............................         318     143,801    (251,497)   (206,534)     51,997
    Deferred revenue...............................      --         200,000      --          --       1,030,000
                                                     ----------  ----------  ----------  ----------  ----------
    Net cash used for operating activities.........  (3,876,939) (3,744,478) (3,568,031) (2,555,823) (2,737,087)
                                                     ----------  ----------  ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments.................  (7,794,213) (1,512,583) (9,300,265) (6,199,133) (2,637,489)
Sale of short-term investments.....................   9,043,301     574,581   7,214,335   3,830,952   5,455,440
Purchase of property and equipment.................    (132,657)    (29,973)    (56,369)   (200,910)    (65,053)
                                                     ----------  ----------  ----------  ----------  ----------
    Net cash provided by (used for) investing
      activities...................................   1,116,431    (967,975) (2,142,299) (2,569,091)  2,752,898
                                                     ----------  ----------  ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible debt.........   2,100,000     400,000      --          --          --
Sale of common stock...............................      65,209       2,017       6,759      --           9,369
Repurchase of common stock.........................      --          --          (9,363)     (9,363)     --
Sale of preferred stock, net of issuance costs.....     192,236   3,955,366   7,255,956   5,270,096      --
Sale of fixed assets...............................     129,528      38,078      --          --          --
Principal payments on capital lease obligations....    (222,650)   (373,143)   (470,069)   (184,932)   (481,309)
Payments from stockholder..........................      --           9,375      --          --          --
                                                     ----------  ----------  ----------  ----------  ----------
  Net cash provided by (used for) financing
    activities.....................................   2,264,323   4,031,693   6,783,283   5,075,801    (471,940)
                                                     ----------  ----------  ----------  ----------  ----------
Net increase (decrease) in cash and cash
  equivalents......................................    (496,185)   (680,760)  1,072,953     (49,113)   (456,129)
Cash and cash equivalents at beginning of period...   1,418,297     922,112     241,352     241,352   1,314,305
                                                     ----------  ----------  ----------  ----------  ----------
Cash and cash equivalents at end of period.........  $  922,112  $  241,352  $1,314,305  $  192,239  $  858,176
                                                     ----------  ----------  ----------  ----------  ----------
                                                     ----------  ----------  ----------  ----------  ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest...........  $  135,460  $  135,334  $   98,599  $   90,624  $  103,514
SCHEDULE OF NON-CASH FINANCING ACTIVITIES
Assets recorded under capital lease................     971,455     164,919     375,564     169,304     482,868
Purchase of treasury stock in exchange for accounts
  payable..........................................      --          26,400      --          --          --
Issuance of warrants to lessor.....................     100,000      --          --          --          --
Issuance of common stock in exchange for note
  receivable.......................................      37,500      --          --          --          --
Issuance of preferred stock to cancel notes payable
  and accrued interest.............................      --       2,579,086      --          --          --

    During 1995, the Company cancelled a note receivable from a stockholder of $28,125 in exchange for treasury stock of $19,387 and a receivable from a stockholder of $8,738 (Note 5).

   The accompanying notes are an integral part of these financial statements.

                        SCRIPTGEN PHARMACEUTICALS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND ORGANIZATION

    Scriptgen Pharmaceuticals, Inc. (the "Company") was incorporated in September 1992. The Company utilizes its proprietary high throughput technologies to enable and accelerate the discovery of innovative small molecule drugs. The Company's technology platform identifies and validates novel gene targets for therapeutic intervention, and then uses novel assay systems to rapidly screen compounds against those targets. The Company commercializes its technology through collaborations with pharmaceutical and technology companies and the Company's internal development program.

    Through 1995, the Company devoted substantially all of its efforts to research and development, business planning and financings and was considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is no longer considered to be a development stage enterprise as planned operations commenced in 1996.

2. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash primarily in short-term marketable securities. Accordingly, these investments are subject to minimal credit and market risk.

    The Company's cash equivalents at December 31, 1995 consisted of approximately $82,000 in money market funds. The Company's cash equivalents at December 31, 1996 consisted of approximately $16,000 in money market funds, $260,000 in time deposits and $720,000 in commercial paper.

    Short-term investments at December 31, 1995 consisted of approximately $938,000 in U.S. Treasury Bills. Short-term investments at December 31, 1996 consisted of approximately $2,286,000 in U.S. Treasury Bills and $738,000 in U.S. Agency Bonds. These securities are classified as available-for-sale and are recorded at cost which approximates fair value. Any unrealized gains or losses are recorded as a separate component of stockholders' equity. Gross unrealized and realized gains and losses on sales of securities at December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 were not significant.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE


    The Company has entered into various collaborative agreements with pharmaceutical and technology companies. Revenue derived from such collaborative agreements is recognized as drug discovery activities are performed. Cash received in advance of activities performed is recorded as deferred revenue. Certain agreements also provide for payments to the Company upon the achievement of certain milestones as well as royalties on the net sales of any products developed resulting from the collaborations, as defined in the respective agreements. Any revenue related to milestones will be recognized as the milestones are achieved and revenue related to royalties will be recognized as earned.

                        SCRIPTGEN PHARMACEUTICALS, INC.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Revenue from Small Business Innovation Research ("SBIR") government grants to conduct research and development is recognized as eligible costs are incurred up to the funding limit. Eligible grant-related costs which have been incurred in advance of cash receipts are recorded as receivables.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. The Company does not anticipate non-performance by the counterparties and, accordingly, does not require collateral.

    For the years ended December 31, 1995 and 1996, certain customers accounted for more than 10% of the Company's revenue. One customer accounted for 100% of revenue in 1995. Two customers accounted for 81% and 19% of revenue, respectively, in 1996. Two customers accounted for 77% and 23% of revenue, respectively, in the nine months ended September 30, 1997.

PROPERTY AND EQUIPMENT

    Equipment, furniture and fixtures are recorded at cost and are being depreciated using the straight-line method over estimated useful lives of five years. Leasehold improvements are stated at cost and are being amortized using the straight-line method over the term of the lease, which is less than the estimated useful life of the properties.

PATENT COSTS

    Costs associated with patent applications have been expensed as incurred to date primarily because recovery of these costs is uncertain. However, certain costs associated with patent applications for products and processes where recovery is probable will be capitalized and amortized over their estimated economic life. Through December 31, 1996, capitalizable patent costs have not been significant and no patent costs have been capitalized.

IMPAIRMENT OF LONG-LIVED ASSETS

    The Company periodically assesses whether any events or changes in circumstances have occurred that would indicate that the carrying amount of a long-lived asset may not be recoverable. When such an event or change in circumstance occurs, the Company evaluates whether the carrying amount of such asset is recoverable by comparing the net book value of the asset to estimated future undiscounted cash flows, excluding interest charges, attributable to such asset. If it is determined that the carrying amount is not recoverable, the Company recognizes an impairment loss equal to the excess of the carrying amount of the asset over the estimated fair value of such asset.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." SFAS 123, which is effective for the Company's 1996 financial statements, defines a fair value based method of accounting for stock-based awards to employees. The Company has elected to account for stock-based awards to its employees using the intrinsic value based method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations and has adopted the provisions of SFAS 123 through disclosure only (Note 6).

                        SCRIPTGEN PHARMACEUTICALS, INC.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NET LOSS PER SHARE, UNAUDITED PRO FORMA NET LOSS PER SHARE AND UNAUDITED PRO
  FORMA INFORMATION

    Net loss per share and unaudited pro forma net loss per share are determined by dividing net loss by the weighted average number of common shares and common share equivalents outstanding during the period. Common share equivalents, comprised of common stock options and warrants and convertible preferred stock, have been excluded from the calculation as their effect is anti-dilutive, except that, pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common share equivalents issued and common stock sold at prices below the initial public offering price in the twelve months preceding the initial filing of the Company's Registration Statement and through the effective date of the initial public offering have been included in the calculation as if outstanding for all periods presented.

    As described in Note 5, conversion of all redeemable convertible preferred stock will occur upon the closing of a qualified public offering of the Company's common stock. The unaudited pro forma net loss per share information included in the accompanying statement of operations for the year ended December 31, 1996 and for the nine months ended September 30, 1997 reflects the impact on unaudited pro forma net loss per share of such conversion as of the beginning of each period or date of issuance, if later, using the if-converted method.

    The unaudited pro forma information at September 30, 1997 included in the balance sheet and the statement of redeemable preferred stock and stockholders' equity (deficit) reflects the issuance of 5,713,034 shares of Series D redeemable convertible preferred stock for $20,000,000, the value associated with the issuance of a warrant to purchase 464,537 shares of common stock, the retirement of 358,758 shares of treasury stock, all as discussed in Note 10, and the automatic conversion of each share of the redeemable convertible preferred stock into 0.32525 shares of common stock upon the closing of the Company's anticipated initial public offering.

UNAUDITED INTERIM FINANCIAL DATA

    The interim financial data as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 are unaudited; however, in the opinion of management, the interim financial data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these interim periods. The interim financial data are not necessarily indicative of the results of operations for a full year.

RECENTLY ENACTED ACCOUNTING PRONOUNCEMENTS


    In February 1997, the FASB issued SFAS No. 128, "Earnings per Share", which changes the method of calculating earnings per share. This standard becomes effective in the Company's fourth quarter of 1997 and requires retroactive restatement for all periods presented. SFAS No. 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing net income by weighted average shares of outstanding common stock. For purposes of calculating diluted earnings per share, the denominator includes both weighted average shares of common stock outstanding and dilutive potential common stock. In addition, on February 3, 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 98, which supersedes SAB No. 83 upon a company's adoption of SFAS No. 128 and includes new guidance with respect to earnings per share computations in an initial public offering. The Company will adopt SFAS No. 128 and SAB No. 98 in the fourth quarter of 1997. For periods subsequent to the quarter in which the initial public offering is completed, the adoption of SFAS No. 128 is not expected to have a material effect on net loss per share. For each of the three years ended December 31, 1996 and the nine months ended September 30, 1996

                        SCRIPTGEN PHARMACEUTICALS, INC.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(unaudited) and 1997 (unaudited), the Company is currently evaluating, and has not yet determined, the effect that SAB No. 98 will have on net loss per share and unaudited pro forma net loss per share for such periods. The Company does expect, however, that basic and diluted net loss per share and unaudited basic and diluted pro forma net loss per share calculated pursuant to SFAS No. 128 and SAB No. 98 will exceed reported amounts for such periods.



    In September 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company will implement SFAS No. 130 and SFAS No. 131, which require the Company to report and display certain information related to comprehensive income and operating segments, respectively, as required in fiscal 1998. Adoption of SFAS No. 130 and SFAS No. 131 will not impact the Company's financial position or results of operations.


3. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                        1995          1996
                                                                    ------------  ------------
Furniture and fixtures............................................  $      8,947  $      8,947
Equipment.........................................................     1,350,895     1,782,828
Leasehold improvements............................................       677,950       677,950
                                                                    ------------  ------------
                                                                       2,037,792     2,469,725
Less: Accumulated depreciation and amortization...................       774,950     1,352,011
                                                                    ------------  ------------
                                                                    $  1,262,842  $  1,117,714
                                                                    ------------  ------------
                                                                    ------------  ------------

    Depreciation and amortization expense for the years ended December 31, 1994, 1995 and 1996 was $289,557, $498,175 and $577,061, respectively.

    At December 31, 1995 and 1996, the costs of equipment and leasehold improvements held under capital leases amounted to $1,943,932 and $2,319,496, respectively, and accumulated depreciation relating to such equipment and leasehold improvements amounted to $485,780 and $1,028,328, respectively.

4. CONVERTIBLE DEBT

    In July 1994, the Company entered into a Loan and Stock Purchase Agreement with certain preferred stockholders to provide bridge financing for the Company. The agreement made available to the Company up to $2,500,000 in financing. During 1994 and 1995, the Company issued notes in the aggregate amount of $2,100,000 and $400,000, respectively, to these investors. The notes were interest bearing at a rate of 4.25% until December 31, 1994 and 9.50% from January 1, 1995 until April 19, 1995, when these notes, together with accrued interest thereon, were converted into shares of Series B Preferred Stock at $1.00 per share.

5. CAPITALIZATION

REDEEMABLE CONVERTIBLE PREFERRED STOCK

    The Company has authorized 21,500,000 shares of redeemable convertible preferred stock designated as follows: 5,100,000 shares of Series A redeemable convertible preferred stock ("Series A Preferred Stock"); 9,700,000 shares of Series B redeemable convertible preferred stock ("Series B Preferred Stock"); and 6,700,000 shares of Series C redeemable convertible preferred stock ("Series C Preferred Stock")

                        SCRIPTGEN PHARMACEUTICALS, INC.

5. CAPITALIZATION (CONTINUED)
(collectively as the "Preferred Stock"). The Series A, B and C Preferred Stock have the following characteristics:

    CONVERSION

    Each share of Preferred Stock is convertible at any time at the option of the holder into shares of common stock at a ratio of one share of common stock for 3.07459 shares of Preferred Stock, subject to certain stock split, stock dividend and other adjustments. All Preferred Stock will automatically convert to common stock upon the earlier of i) the closing of a public offering of the Company's common stock involving aggregate proceeds of at least $10,000,000 and a per share price of not less than $7.00 or ii) the consent of the holders of at least 85% of the then outstanding shares of Preferred Stock.

    The Company has reserved 2,082,660, 2,139,826 and 1,318,502 shares of common stock for issuance upon the conversion of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, respectively.

    DIVIDENDS

    Holders of Series C Preferred Stock are entitled to receive dividends when, as and if declared by the Board of Directors.

    Holders of Series B Preferred Stock are entitled to receive dividends when, as and if declared by the Board of Directors, provided however that no dividends shall be declared or paid on the Series B Preferred Stock unless the Company shall simultaneously declare and pay an equal dividend on each outstanding share of Series C Preferred Stock.

    Holders of Series A Preferred Stock are entitled to receive dividends when, as and if declared by the Board of Directors, provided however that no dividend shall be declared or paid on the Series A Preferred Stock unless the Company shall simultaneously declare and pay an equal dividend on each outstanding share of Series B and Series C Preferred Stock. Through December 31, 1996, no dividends have been declared or paid by the Company.

    REDEMPTION

    On January 15, 2004 and 2005, the Company shall redeem 50% of the then outstanding shares of Preferred Stock at a per share price of $1.80 for each share of Series C Preferred Stock and $1.00 for each share of Series A Preferred Stock and Series B Preferred Stock, plus all declared but unpaid dividends, unless such redemption is waived by holders of 75% of the then outstanding shares of Preferred Stock.

    At December 31, 1996, there are issued and outstanding 6,403,325 shares of Series A Preferred Stock, 6,579,086 shares of Series B Preferred Stock and 4,053,854 shares of Series C Preferred Stock, which are recorded at redemption values of $6,403,325, $6,579,086 and $7,296,937, respectively.

    LIQUIDATION, DISSOLUTION OR WINDING-UP OF COMPANY

    In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock will be entitled to receive, in preference to the holders of the common stock, an amount per share equal to $1.00, $1.00 and $1.80, respectively, plus any declared but unpaid dividends. If the remaining assets of the Company are insufficient to pay the preferred stockholders the full amount to which they are entitled, any distribution of the remaining assets will be in proportion to the respective amounts which would otherwise be payable if

                        SCRIPTGEN PHARMACEUTICALS, INC.

5. CAPITALIZATION (CONTINUED)
all amounts payable were paid in full. Any assets remaining after the initial distribution to the holders of the Preferred Stock shall be available for distribution ratably among the Company's common stockholders.

    VOTING RIGHTS

    Each holder of the Preferred Stock is entitled to vote the number of shares of common stock into which such holder's shares are convertible at the date such vote is taken.

    RIGHTS OF FIRST REFUSAL

    The holders of the Preferred Stock have the right of first refusal on all future issuances by the Company of any of its equity securities.

STOCK RESTRICTION AGREEMENTS

    The Company has executed stock restriction agreements with certain common stockholders. Each agreement gives the Company the right to repurchase a certain number of shares, at the original issuance price, held by such stockholder if he or she ceases to be a director, employee or consultant, as applicable, of the Company. The purchase option rights lapse at various dates through July 1998. At December 31, 1996 and September 30, 1997 (unaudited), 15,395 and 28,963, respectively, shares of the Company's outstanding common stock were subject to these repurchase options.

REVERSE COMMON STOCK SPLIT

    On December 12, 1997, the Board of Directors authorized a 1-for-3.07459 reverse stock split of the Company's common stock which became effective on February 2, 1998. All shares of common stock, common stock options and warrants, preferred stock conversion ratios and per share amounts included in the accompanying financial statements have been adjusted to give retroactive effect to the reverse stock split for all periods presented.

RELATED PARTY TRANSACTIONS

    The Company entered into a stock agreement with an officer of the Company in February 1994 whereby the Company issued 464,452 shares of common stock and 200,000 shares of Series A Preferred Stock to this individual in exchange for cash and a promissory note totaling $271,400. Such promissory note was paid in four quarterly equal installments commencing February 1, 1995.

    The underlying stock agreement gave the Company repurchase rights to the stock in certain increments at a price equal to the price per share paid by this individual. Such repurchase rights lapsed at certain dates or upon the occurrence of certain events, as defined in the agreement.

    The Company entered into a separation agreement with this officer in December 1995. Under the separation agreement, the Company was obligated to extend the officer's salary, for a period of one year from the resignation date or until the officer accepts full-time employment, whichever occurred first, as well as other related costs. For the year ended December 31, 1995, the Company recorded total compensation expense of approximately $275,000 in connection with this agreement. The unpaid portion of the compensation expense of approximately $265,000 was reflected in accrued expenses at December 31, 1995 and was paid in full in 1996.

                        SCRIPTGEN PHARMACEUTICALS, INC.

5. CAPITALIZATION (CONTINUED)

    Pursuant to the terms of the separation agreement, in 1995 the Company exercised its repurchase rights to 297,845 shares of the Company's common stock issued under the February 1994 stock agreement. The promissory note received in conjunction with the stock agreement was cancelled. In 1996, the Company exercised its repurchase rights to the remaining unvested 48,787 shares of the Company's common stock issued under the February 1994 stock agreement.

6. STOCK PLAN

    During 1994, the Company adopted its 1994 Stock Option Plan (the "Plan"). The Plan provides for the issuance of incentive stock options to officers and other employees of the Company and non-qualified stock options, awards of stock and direct stock purchase opportunities to directors, officers, employees and consultants of the Company. The total number of shares which may be issued under the Plan is 613,090. The options are exercisable at various dates and will expire no more than ten years from their date of grant, or in the case of certain non-qualified options, fifteen years from the date of grant. The exercise price of each option shall be determined by the Board of Directors. In the case of incentive stock options, the exercise price may not be less than 100% of the fair market value of the share at the time the option is granted. For holders of more than 10% of the Company's total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's common stock at the date of grant and may not exceed a term of five years.

    At December 31, 1996, the Company had one stock option plan, which is described above. The Company applies APB Opinion No. 25 in accounting for awards made under the Plan.

    Had compensation cost for these awards been determined based on the fair value of these options at their date of grant consistent with the method prescribed by SFAS No. 123, the Company's net loss would have been as follows:

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                                  ----------------------------
                                                                      1995           1996
                                                                  -------------  -------------
Net loss:
  As reported...................................................  $  (4,578,927) $  (4,044,019)
  Pro forma.....................................................     (4,578,933)    (4,046,130)

    Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor, additional option grants are expected to be made subsequent to December 31, 1996 and options vest over several years, the pro forma effects of applying the fair value method may be material to reported net income or loss in future years.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model to apply the minimum value method with the following weighted average assumptions:

                                                                                 1995       1996
                                                                               ---------  ---------
Expected options term (years)................................................       5          5
Risk-free interest rate......................................................       7.02%      6.14%
Dividend yield...............................................................       0.00%      0.00%

                        SCRIPTGEN PHARMACEUTICALS, INC.

6. STOCK PLAN (CONTINUED)
    A summary of the status of the Company's fixed stock option plan as of December 31, 1996 and changes during the three year period ended on that date is presented below:

                                                                     YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------------------------------
                                                     1994                     1995                      1996
                                            -----------------------  -----------------------  ------------------------
                                                         WEIGHTED-                WEIGHTED-                 WEIGHTED-
                                                          AVERAGE                  AVERAGE                   AVERAGE
                                                         EXERCISE                 EXERCISE                  EXERCISE
                                              SHARES       PRICE       SHARES       PRICE       SHARES        PRICE
                                            ----------  -----------  ----------  -----------  -----------  -----------
Outstanding at beginning of year..........      --       $  --          299,015   $     .15       308,155   $     .15
Granted...................................     299,503         .15        9,953         .15       210,207         .15
Exercised.................................        (335)        .15         (558)        .15      (174,064)        .15
Forfeited.................................        (153)        .15         (255)        .15       (11,717)        .15
                                            ----------               ----------               -----------
Outstanding at end of year................     299,015   $     .15      308,155   $     .15       332,581   $     .15
                                            ----------               ----------               -----------
Options available for future grant........     313,740                  304,042                   105,552
                                            ----------               ----------               -----------
Weighted-average fair value of options
  granted whose exercise price of $.15
  equals the market price.................  $      .03               $      .03               $       .03
                                            ----------               ----------               -----------
                                            ----------               ----------               -----------
Weighted-average fair value of options
  granted whose exercise price of $.15 is
  less than the market price..............  $   --                   $   --                   $      1.72
                                            ----------               ----------               -----------
                                            ----------               ----------               -----------

    The following table summarizes information about fixed stock options outstanding at December 31, 1996.

                                                                   OPTIONS
                                                                 OUTSTANDING
                                                            ----------------------
                                                                        WEIGHTED-
                                                                         AVERAGE      OPTIONS
                                                                        REMAINING   EXERCISABLE
                                                                       CONTRACTUAL  -----------
EXERCISE PRICE                                               NUMBER       LIFE        NUMBER
----------------------------------------------------------  ---------  -----------  -----------
$.15......................................................    332,581   8.8 years       59,890

UNEARNED COMPENSATION

    During October 1996 through December 1996, the Company granted stock options to purchase 105,461 shares of its common stock at an exercise price of $.15 per share. The Company recorded unearned compensation totaling $178,338, representing the difference between the estimated fair market value of the common stock on the date of grant and the exercise price. Unearned compensation related to these options is recorded as an increase to stockholders' deficit and is being amortized over the option vesting period.

                        SCRIPTGEN PHARMACEUTICALS, INC.

6. STOCK PLAN (CONTINUED)
(Unaudited)

    During the nine months ended September 30, 1997, the Company granted options to purchase 407,859 shares of its common stock at exercise prices of $.15 and $6.15 per share. The Company recorded unearned compensation totaling $2,714,750 for such options.

7. INCOME TAXES

    Deferred tax assets and (liabilities) are comprised of the following:

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                        1995          1996
                                                                    ------------  ------------
Net operating loss carryforwards..................................  $  4,582,000  $  6,210,000
Research and development credit carryforwards.....................       426,000       604,000
Property and equipment............................................       194,000       268,000
Accrued expenses..................................................       123,000        18,000
Deferred start-up expenses........................................        34,000        17,000
                                                                    ------------  ------------
Deferred tax assets, net..........................................     5,359,000     7,117,000
Valuation allowance...............................................    (5,359,000)   (7,117,000)
                                                                    ------------  ------------
                                                                    $    --       $    --
                                                                    ------------  ------------
                                                                    ------------  ------------

    The Company has generated taxable losses from operations since inception and, accordingly, has no taxable income available to offset the carryback of net operating losses. In addition, although management's operating plans anticipate taxable income in future periods, such plans provide for taxable losses over the near term and make significant assumptions which cannot be reasonably assured, including approval of the Company's products by the U.S. Food and Drug Administration and market acceptance of the Company's products by customers. Based upon the weight of all available evidence, the Company has provided a full valuation allowance for its deferred tax assets since, in the opinion of management, realization of these future benefits is not sufficiently assured (defined as a likelihood of slightly more than 50 percent).

    As of December 31, 1996, the Company has net operating loss carryforwards and research and development credit carryforwards which may be used to offset future federal and state taxable income and tax liabilities as follows:

                                                                            RESEARCH AND
                                                                          DEVELOPMENT TAX
                                                                               CREDIT
                                                        NET OPERATING  ----------------------
YEAR OF EXPIRATION                                          LOSS        FEDERAL      STATE
------------------------------------------------------  -------------  ----------  ----------
2007..................................................  $     338,000  $   22,000  $   12,000
2008..................................................      2,708,000      74,000      37,000
2009..................................................      4,076,000     124,000      62,000
2010..................................................      4,250,000      66,000     101,000
2011..................................................      4,085,000     121,000      87,000
                                                        -------------  ----------  ----------
                                                        $  15,457,000  $  407,000  $  299,000
                                                        -------------  ----------  ----------
                                                        -------------  ----------  ----------

                        SCRIPTGEN PHARMACEUTICALS, INC.

7. INCOME TAXES (CONTINUED)
    As a result of the issuance of redeemable convertible preferred stock (Note
5), a change in ownership has occurred as defined by the Internal Revenue code which may significantly restrict future annual utilization of the Company's federal NOL carryforwards. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may limit the amount of the net operating loss and tax credit carryforwards which could be utilized annually to offset future taxable income and taxes payable. The amount of the annual limitation is determined based upon the Company's value prior to an ownership change. Subsequent significant ownership changes could further affect the limitation in future years.

8. COMMITMENTS AND CONTINGENCIES

    In November 1993, the Company entered into a five-year operating lease for office and research space. The lease requires the Company to pay a share of real estate taxes and building operating expenses if such expenses exceed a base level stipulated in the lease.

    In January 1994, the Company entered into a leasing arrangement whereby a third party will provide up to $1,700,000 in equipment financing. In connection with this agreement, the Company granted to the lessor warrants to purchase 153,000 shares of Series A Preferred Stock at a price of $1.00 per share. The warrants expire in January 2004 or five years from the closing of the sale and issuance of shares of the Company's common stock in an initial public offering, whichever is later. The Company ascribed a value of $100,000 to such warrants, which is included in other assets and is being amortized over the life of the lease financing.

    In February 1996, the Company entered into a leasing arrangement with this same third party who will provide up to $1,436,775 in additional equipment financing. In connection with this agreement, the Company initially granted to the lessor warrants to purchase 32,500 shares of Series C Preferred Stock at a price of $1.80 per share. As of December 31, 1996, the Company is committed to grant an additional 67,500 warrants upon commencement of certain phases of the financing. The warrants expire in May 2006 or five years from the closing of the sale and issuance of the Company's common stock in an initial public offering, whichever is later. The value ascribed to the warrants granted was not significant.

    Future minimum lease payments required under operating and capital leases as of December 31, 1996 are as follows:

                                                                      OPERATING     CAPITAL
                                                                        LEASES       LEASES
                                                                      ----------  ------------
1997................................................................  $  105,308  $    628,319
1998................................................................      87,757       301,656
1999................................................................      --           129,500
2000................................................................      --            26,095
                                                                      ----------  ------------
Total minimum lease payments........................................  $  193,065     1,085,570
                                                                      ----------
                                                                      ----------
Amount representing interest........................................                  (102,502)
                                                                                  ------------
Present value of minimum lease payments.............................              $    983,068
                                                                                  ------------
                                                                                  ------------

    Rent expense for the years ended December 31, 1994, 1995 and 1996 was approximately $185,000, $108,000 and $128,000, respectively.

                        SCRIPTGEN PHARMACEUTICALS, INC.

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Obligations under capital lease have interest rates which range from 8% to 15% at December 31, 1996.

    Under certain licensing and other agreements, the Company is required to make payments upon the achievement of certain milestones, to pay royalties on certain drug sales, if any, and to pay other amounts in connection with sublicenses, if any (collectively "Contingent Payments"). To date, the Company has not become obligated to make any Contingent Payments under such agreements. In addition, pursuant to several license and sponsored research agreements, the Company is obligated to make certain payments through 1998 of up to approximately $400,000.

9. SAVINGS PLAN

    The Company has a retirement savings plan for all employees pursuant to
Section 401(k) of the Internal Revenue Code. Employees become eligible to participate upon completion of six months of service to the Company. Employees may contribute any whole percentage of their salary, up to a maximum annual statutory limit. The Company is not required to contribute to this plan and has made no contributions to date.

10. SUBSEQUENT EVENTS

    In October 1997, the Company entered into a collaboration agreement with Hoechst Marion Roussel ("HMR") to identify new fungal targets and antifungal drug candidates. The agreement requires HMR to pay initial technology access fees in the amount of $6 million, certain payments for research and development and additional payments upon the attainment of certain milestones, plus royalties on sales of any new drug resulting from the collaboration. As part of this agreement, HMR has agreed to purchase shares of common stock having a value of $3,000,000 (based on the initial public offering price) in a private placement concurrently with the Company's initial public offering. The Company has granted certain piggyback registration rights to HMR relating to such shares.

    In December 1997, the Company authorized and issued 5,713,034 shares of Series D redeemable convertible preferred stock for $20,000,000 to BioChem Pharma Inc. ("BioChem") which have similar terms to those of the Series A, B and C redeemable convertible preferred stock, except that the Series D stock is redeemable at the option of the holder at a price per share of $3.50. In the event that the initial public offering price is less than $10.76 per share, then the Company will be required to issue to BioChem, for no additional consideration, the number of additional shares of common stock equal to the amount by which (a) 19,993,640 divided by the initial public offering price, exceeds (b) 1,858,145. The Company also entered into a collaboration agreement with BioChem pursuant to which the Company is using its technologies to identify drug candidates. The Company is responsible for all aspects of drug discovery and BioChem is responsible for pre-clinical and clinical development, and will retain worldwide commercialization rights. Any profits on any commercialized products emanating from these programs will be shared in accordance with the terms of the agreement. In addition, the Company issued to BioChem a warrant to purchase 464,537 shares of common stock at an initial exercise price of $13.47 per share, which expire in December 2002. The initial exercise price may be adjusted downward in the event the Company sells any shares of common stock at a price below the current exercise price (with the exception of excluded stock, as defined by the agreement, including shares being sold in the Offering). The adjustment provisions will terminate upon the closing of an initial public offering of the Company's common stock having an aggregate offering value of at least $25 million. The Company has ascribed an initial value to the warrant

                        SCRIPTGEN PHARMACEUTICALS, INC.

10. SUBSEQUENT EVENTS (CONTINUED)
of approximately $2,200,000 which will be charged to research and development expense in the fourth quarter of 1997.

    In December 1997, the Company adopted the 1997 Equity Incentive Plan (the "1997 Plan"). The 1997 Plan provides for the issuance of up to 1,700,000 shares of the Company's common stock to eligible employees, directors, consultants and advisors of the Company. Under the 1997 Plan, the Board of Directors may award incentive and non-qualified stock options, stock appreciation rights, performance shares and restricted and unrestricted stock. Incentive stock options may not be granted at less than the fair market value of the Company's common stock at the date of grant and for a term not to exceed ten years. For holders of more than 10% of the Company's total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's common stock at the date of grant and for a term not to exceed five years. The exercise price under each non-qualified stock option shall be specified by the Board of Directors, or a committee appointed by the Board of Directors, in accordance with the guidelines set forth in the 1997 Plan. Grants of stock appreciation rights, performance shares, restricted stock and unrestricted stock may be made at the discretion of the Board of Directors with terms to be defined therein.

    In December 1997, the Company adopted the Non-Employee Directors Stock Plan (the "Directors' Plan") which provides for the issuance of up to 250,000 shares of the Company's common stock to directors of the Company who are not current or former employees of the Company ("Non-Employee Directors"). Under the Directors' Plan, each Non-Employee Director will receive options to purchase 10,000 shares of common stock on the date of the final prospectus used in connection with the Company's initial public offering. Thereafter, on the date of each annual meeting of the stockholders of the Company, each Non-Employee Director continuing in office will receive options to purchase 4,000 shares of common stock and each newly elected Non-Employee Director will receive options to purchase 10,000 shares of common stock. In addition, each Non-Employee Director who is a member of a committee of the Company's Board of Directors will receive options to purchase 250 shares of common stock on each one year anniversary of his or her appointment to such committee. Options granted under the Directors' Plan will have exercise prices equal to the fair market value of the Company's common stock on the date of the grant. The exercise price of options granted under the Director's Plan on the date of the final prospectus used in connection with the Company's initial public offering will equal the offering price to the public. All options granted under the Directors' Plan vest in three annual installments and expire ten years from the date of grant. All options outstanding under the Directors' Plan will become immediately exercisable upon the occurrence of a change in control as defined in the Directors' Plan.

    In December 1997, the Company cancelled all of its treasury stock and such shares resumed the status of authorized and unissued shares of common stock. In addition, the Company increased the number of shares of common stock authorized for issuance to 35,000,000. In December 1997, the Board of Directors approved the authorization of 4,000,000 shares of preferred stock available for issuance, which will become effective after the closing of the Company's initial public offering.

No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, shares of Common Stock in any jurisdiction to any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                               TABLE OF CONTENTS
                ------------------------------------------------

Prospectus Summary....................................................     3
Risk Factors..........................................................     7
Use of Proceeds.......................................................    18
Dividend Policy.......................................................    18
Capitalization........................................................    19
Dilution..............................................................    20
Selected Financial Data...............................................    22
Management's Discussion and Analysis of Financial Condition and
  Results of Operations...............................................    23
Business..............................................................    27
Management............................................................    42
Certain Transactions..................................................    53
Principal Stockholders................................................    56
Description of Capital Stock..........................................    59
Shares Eligible for Future Sale.......................................    62
Underwriting..........................................................    64
Legal Matters.........................................................    65
Experts...............................................................    65
Additional Information................................................    66
Index to Financial Statements.........................................   F-1

Until            , 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in the distribution, may be required to deliver a Prospectus. This requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

  PROSPECTUS                                                              , 1998

                                     [LOGO]

                                3,000,000 Shares

                                   SCRIPTGEN
                             PHARMACEUTICALS, INC.

                                  Common Stock

                     S B C  W A R B U R G DILLON READ INC.

                          VOLPE BROWN WHELAN & COMPANY

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereby. All the amounts shown are estimated, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC Registration Fee............................................  $  13,591
NASD Filing Fee.................................................      4,985
Nasdaq National Market Listing Fee..............................     46,660
Printing Expenses...............................................    150,000
Legal Fees and Expenses.........................................    390,000
Accounting Fees and Expenses....................................    270,000
Blue Sky Expenses and Counsel Fees..............................     10,000
Transfer Agent and Registrar Fees...............................      1,000
Directors' and Officers' Insurance..............................     95,000
Miscellaneous...................................................     68,764
                                                                  ---------
    Total.......................................................  $1,050,000
                                                                  ---------
                                                                  ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the General Corporation Law of the State of Delaware ("DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

    Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

    Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

    The Company's Restated Certificate provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL), relating to prohibited dividends or distribution or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. The provision does not apply to claims against a director for violations of certain laws, including federal securities laws. If the DGCL is amended to authorize the further elimination or limitation of directors' liability, then the liability of directors of the Company shall automatically be limited to the fullest extent provided by law. The Company's Restated Certificate and By-Laws also contain provisions requiring the Company to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the DGCL.

    The Company intends to enter into indemnification agreements with its current directors and executive officers. The Company intends to insure its directors and officers against losses arising from any claim against them as such for wrongful acts or omission, subject to certain limitations.

    Under Section 9 of the Underwriting Agreement, the underwriters are obligated, under certain circumstances, to indemnify officers, directors and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since January 1995, the Company has sold unregistered securities in the amounts, at the times, and for the aggregate amounts of consideration listed as follows:

    In February 1995, the Company issued a total of 13,010 shares of Common Stock to certain stockholders of the Company in connection with the Bridge Loan Transaction at a price of $0.15 per share for total consideration of $2,000 in cash.

    In April 1995, the Company issued a total of 6,579,086 shares of Series B Preferred Stock (convertible into 2,139,826 shares of Common Stock) to certain investors pursuant to a Series B Stock Purchase Agreement. For 2,579,086 of such shares, the consideration paid per share was $1.00 of cancelled indebtedness of the Company for total consideration of $2,579,086 of cancelled indebtedness. For the remaining 4,000,000 shares, the consideration paid per share was $1.00 in cash for total consideration of $4,000,000.

    In April 1995, the Company issued 82 shares of Common Stock to a former employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $12.50.

    In June 1995, the Company issued 175 shares of Common Stock to a former employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $26.75.

    In March 1996, the Company issued 517 shares of Common Stock to a former employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $79.40.

    In April 1996, the Company issued 320 shares of Common Stock to a former employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $49.15.

    In May 1996, the Company issued a total of 2,942,521 shares of Series C Preferred Stock (convertible into 957,045 shares of Common Stock) to certain investors pursuant to a Series C Preferred Stock Purchase Agreement. The consideration paid per share of was $1.80 in cash for total consideration of $5,296,537.

    In May 1996, the Company issued warrants to purchase up to 32,500 shares of Series C Preferred Stock at an exercise price of $1.80 per share (to purchase up to 10,571 shares of Common Stock at an exercise price of $5.53 per share following the Offering) to Comdisco, Inc. ("Comdisco"), in consideration for Comdisco (i) executing and delivering certain lease agreements and schedules thereto and (ii) making available $686,775 of lease financing.

    In June 1996, the Company issued 310 shares of Common Stock to a former employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $47.55.

    In June 1996, the Company issued 216 shares of Common Stock to a former employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $33.20.

    In June 1996, the Company issued 7,478 shares of Common Stock to a former employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $1,149.50.

    In October 1996, the Company issued 2,602 shares of Common Stock to a consultant upon the exercise of options at the exercise price of $0.15 per share for total consideration of $400.

    In November 1996, the Company issued 1,111,333 shares of Series C Preferred Stock (convertible into 361,457 shares of Common Stock) to Lombard, Odier & Cie at $1.80 per share in cash for total consideration of $2,000,400.

    In November 1996, the Company issued a total of 162,624 shares of Common Stock to the co-chairmen of its Scientific Advisory Board upon the exercise of options at the exercise price of $0.03 per share for total consideration of $5,000.

    In February 1997, the Company issued 48,787 shares of Common Stock to its acting President and Chairman of the Board upon the exercise of options at the exercise price of $0.15 per share for total consideration of $7,500.

    In May 1997, the Company issued warrants to purchase up to 22,500 shares of Series C Preferred Stock at an exercise price of $1.80 per share (to purchase up to 7,318 shares of Common Stock at an exercise price of $5.53 per share following the Offering) to Comdisco in consideration for Comdisco (i) executing and delivering certain lease agreements and schedules thereto and (ii) making available $250,000 of lease financing.

    In May 1997, the Company issued 294 shares of Common Stock to a former employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $45.15.

    In August 1997, the Company issued 33,956 shares of Common Stock to its President and Chief Executive Officer upon the exercise of options at the exercise price of $0.15 per share for total consideration of $5,220.

    In September 1997, the Company issued 326 shares of Common Stock to a former employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $50.00.

    In October 1997, the Company issued warrants to purchase up to 45,000 shares of Series C Preferred Stock at an exercise price of $1.80 per share (to purchase up to 14,636 shares of Common Stock at an exercise price of $5.53 per share following the Offering) to Comdisco in consideration for Comdisco (i) executing and delivering certain lease agreements and schedules thereto and (ii) making available $500,000 of lease financing.

    In November 1997, the Company issued 578 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $88.75.

    In December 1997, the Company issued 5,713,034 shares of Series D Preferred Stock (convertible into 1,858,145 shares of Common Stock) to BioChem at $3.50 per share in cash for total consideration of $20,000,000. In addition, the Company issued a warrant to purchase 464,537 shares of Common Stock at an exercise price of $13.47 per share.

    In December 1997, the Company issued 488 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $75.00.

    In December 1997, the Company issued 248 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $38.00.

    In December 1997, the Company issued 64 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $9.75.

    In December 1997, the Company issued 58 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $8.90.

    In December 1997, the Company issued 101 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $15.50.

    In December 1997, the Company issued 245 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $37.60.

    In December 1997, the Company issued 82 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $12.50.

    In December 1997, the Company issued 62 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $9.40.

    In December 1997, the Company issued 82 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $12.50.

    In December 1997, the Company issued 61 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $9.35.

    In December 1997, the Company issued 1,036 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $159.20.

    In December 1997, the Company issued 578 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $88.75.

    In January 1998, the Company issued 82 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $12.50.

    In January 1998, the Company issued 537 shares of Common Stock to a consultant upon the exercise of options at the exercise price of $0.15 per share for total consideration of $82.50.

    In January 1998, the Company issued 27 shares of Common Stock to a former employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $4.20.

    In February 1998, the Company issued 102 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $15.75.

    In February 1998, the Company issued 646 shares of Common Stock to an employee upon the exercise of options at the exercise price of $0.15 per share for total consideration of $99.25.

    As of December 31, 1997, the Company has outstanding options to purchase an aggregate of 792,299 shares of Common Stock at exercise prices ranging from $0.03 to $8.76.

    No underwriters were engaged in connection with the foregoing sales of securities. Such sales of Common Stock and Preferred Stock were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder for transactions not involving a public offering, and all purchasers (except for certain of the purchasers described below) were accredited investors as such term is defined in Rule 501(a) of Regulation D. Issuances of options to the Company's employees, directors, consultants and members of its Scientific Advisory Board were made pursuant to Rule 701 promulgated under the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.


NO.                                                       DESCRIPTION
---------  ----------------------------------------------------------------------------------------------------------
1.1        Form of Underwriting Agreement**
3.1        Amended and Restated Certificate of Incorporation, as amended**
3.2        Amended and Restated Certificate of Incorporation**
3.3        By-Laws**
3.4        Form of Amended By-Laws**
3.5        Form of Amendment to Amended and Restated Certificate of Incorporation**
3.6        Form of Amended and Restated Certificate of Incorporation**
4.1        Specimen Common Stock Certificate**
5.1        Opinion of Fulbright & Jaworski L.L.P.**
10.1       Stock Purchase Agreement among the Company and the investors listed on the Schedule of Purchasers thereto dated September 16, 1993, as amended**
10.2       Loan and Stock Purchase Agreement among the Company and the purchasers listed on Schedule I thereto dated
           July 13, 1994**
10.3       Series B Stock Purchase Agreement among the Company, the investors listed on the Schedule of Purchasers thereto, Thomas Bologna and Barry Weinberg dated April 19, 1995**
10.4       Series C Stock Purchase Agreement among the Company, the investors listed on the Schedule of Purchasers thereto, Thomas Bologna and Barry Weinberg dated May 17, 1996**
10.5       Subsequent Series C Stock Purchase Agreement among the Company and Lombard, Odier & Cie dated November 15,
           1996**
10.6       Master Lease Agreement between the Company and Comdisco, Inc. dated November 22, 1993**
10.7       Warrant Agreement between the Company and Comdisco, Inc. dated January 17, 1994, as amended**
10.8       Warrant Agreement between the Company and Comdisco, Inc. dated May 18, 1996, as amended**
10.9       Collaboration and License Agreement between the Company and Hoechst Marion Roussel dated October 24,
           1997+**
10.10      Stock Purchase Agreement between the Company and Hoechst Marion Roussel dated October 24, 1997**
10.11      Registration Rights Agreement between the Company and Hoechst Marion Roussel dated October 24, 1997**
10.12      Heads of Agreement between the Company and Hoffmann-La Roche Inc. dated September 22, 1995, as amended+**
10.13      Collaboration Agreement between the Company and Eli Lilly and Company dated May 8, 1997+**
10.14      Compound Testing and Development Agreement between the Company and Monsanto Company dated November 17,
           1997+**
10.15      Assignment Agreement between the Company, Andrew Pakula and James Bowie effective March 15, 1994, as amended+**
10.16      Employment Agreement between the Company and Mark T. Weedon dated June 24, 1997**
10.17      Employment Agreement between the Company and Dr. Michael G. Palfreyman dated September 10, 1994**

NO.                                                       DESCRIPTION
---------  ----------------------------------------------------------------------------------------------------------
10.18      Employment Agreement between the Company and Karen A. Hamlin dated December 14, 1992**
10.19      Consulting Agreement between the Company and Dr. Michael R. Green dated January 30, 1998**
10.20      Consulting Agreement between the Company and Dr. Peter S. Kim dated February 2, 1998**
10.21      1994 Employee Stock Option Plan**
10.22      Commercial Real Property Lease between the Company and Cummings Properties Management, Inc. dated November
           2, 1993**
10.23      Stock Purchase Agreement by and between the Company and BioChem Pharma Inc. dated as of December 12,
           1997**
10.24      Research and License Agreement by and between the Company and BioChem Pharma Inc. dated as of December 12,
           1997+**
10.25      Registration Rights Agreement by and between the Company and BioChem Pharma Inc. dated as of December 12,
           1997**
10.26      Stockholders Agreement among the Company, BioChem Pharma Inc. and certain other security holders dated as of December 12, 1997**
10.27      Stock Purchase Warrant issued by the Company to BioChem Pharma Inc. dated December 12, 1997**
10.28      Warrant Agreement between the Company and BioChem Pharma Inc. dated as of December 12, 1997**
10.29      License Agreement by and between Trustees of Boston University and the Company dated January 1, 1998+**
10.30      1995 Stockholders' Agreement by and among the Company and certain Stockholders dated April 19, 1995**
10.31      Preferred Stockholders' Agreement by and among the Company and the Preferred Stock Purchasers dated May
           17, 1996**
10.32      Amendment No. 1 to Series B Preferred Stock Purchase Agreement and Series C Preferred Stock Purchase
           Agreement by and among the Company and the persons and entities listed on the signature page thereto dated
           August 8, 1997**
10.33      Employment Agreement between the Company and Michael Heslop dated November 26, 1997**
10.34      1997 Equity Incentive Plan**
10.35      Non-Employee Directors Stock Plan**
10.36      Form of Indemnification Agreement**
10.37      Material Transfer and Screening Agreement between the Company and ArQule, Inc. dated August 23, 1996**
11.1       Computation of Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share**
23.1       Consent of Price Waterhouse LLP, Independent Accountants
23.2       Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)**
23.3       Consent of Darby & Darby, P.C.**
24.1       Power of Attorney (included in signature page)
27.1       Financial Data Schedule**


------------------------

*   TO BE FILED BY AMENDMENT

**  PREVIOUSLY FILED.

+   PORTIONS HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.

(b) Financial Statement Schedules. The following financial statement schedules are filed herewith:

    All other schedules are omitted because they are not required or are not applicable or the information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective. (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Medford, State of Massachusetts, on February 11, 1998.


                                SCRIPTGEN PHARMACEUTICALS, INC.

                                BY:  /S/ MARK T. WEEDON
                                     -----------------------------------------
                                     Mark T. Weedon
                                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive   February 11, 1998
                                  Officer and Director
                                  (Principal Executive
                                  Officer)
      /s/ MARK T. WEEDON
------------------------------
        Mark T. Weedon

                                Senior Director of           February 11, 1998
                                  Operations, Secretary
                                  and Treasurer (Principal
                                  Financial and Accounting
                                  Officer)
    *         /s/ KAREN A.
            HAMLIN
------------------------------
       Karen A. Hamlin

     *          /s/ BARRY       Chairman of the Board        February 11, 1998
           WEINBERG
------------------------------
        Barry Weinberg

 *      /s/ DAVID BALTIMORE,    Director                     February 11, 1998
            PH.D.
------------------------------
    David Baltimore, Ph.D.

    *        /s/ ALLAN R.       Director                     February 11, 1998
           FERGUSON
------------------------------
      Allan R. Ferguson

*      /s/ JASON S. FISHERMAN,  Director                     February 11, 1998
             M.D.
------------------------------
   Jason S. Fisherman, M.D.



*By:     /s/ MARK T. WEEDON
      -------------------------
           Mark T. Weedon
          ATTORNEY-IN-FACT